   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 12, 1996


                                                      REGISTRATION NO. 333-09933
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                           --------------------------


                                AMENDMENT NO. 1
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                             SUPERIOR TELECOM INC.
             (Exact name of Registrant as specified in its charter)

           DELAWARE                          3357                  58-2248978
 (State or other jurisdiction    (Primary Standard Industrial   (I.R.S. Employer
              of                 Classification Code Number)     Identification
incorporation or organization)                                      Number)

                                 1790 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 757-3333
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           STEWART H. WAHRSAGER, ESQ.
                                 1790 BROADWAY
                            NEW YORK, NEW YORK 10019
                                 (212) 757-3333
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                           --------------------------

                                   COPIES TO:


         RONALD R. PAPA, Esq.                      MELVIN EPSTEIN, Esq.
Proskauer Rose Goetz & Mendelsohn LLP           Stroock & Stroock & Lavan
            1585 Broadway                            7 Hanover Square
    New York, New York 10036-8299             New York, New York 10004-2696
            (212) 969-3000                            (212) 806-5400


                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
 AS SOON AS PRACTICABLE AFTER THE EFFECTIVENESS OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _____________
    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / / _____________
    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE


                                                                        PROPOSED MAXIMUM
                                       AMOUNT TO      PROPOSED MAXIMUM     AGGREGATE         AMOUNT OF
      TITLE OF EACH CLASS OF               BE          OFFERING PRICE       OFFERING        REGISTRATION
   SECURITIES TO BE REGISTERED       REGISTERED (1)     PER UNIT (2)        PRICE(2)          FEE (3)
Common Stock, par value $.01 per
 share............................  6,900,000 shares       $17.00         $117,300,000        $40,448


(1) Includes 900,000 shares of Common Stock, which the Underwriters have the option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.

(3) Includes $38,069 previously paid.

                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED SEPTEMBER 12, 1996

PROSPECTUS
                                6,000,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                               ------------------

    All of  the  shares of  Common  Stock, $.01  par  value per  share  ("Common
Stock"),   of  Superior  TeleCom  Inc.  (the  "Company")  offered  hereby  (this
"Offering") are being sold by the Company.


    Prior to this Offering, there has been no public market for the Common Stock. It is currently estimated that the initial offering price will be between $15.00 and $17.00 per share. For information relating to the determination of the initial public offering price, see "Underwriting."



    The Company expects to use the net proceeds of this Offering to complete the Reorganization and to reduce the amount outstanding under the Company's Bank Credit Facility (each as defined in "Prospectus Summary"). See "Use of Proceeds."



    The Company has applied for listing of the Common Stock on the New York Stock Exchange under the symbol "SUT."

                            ------------------------


    FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE COMMON STOCK OFFERED HEREBY, SEE "RISK FACTORS," COMMENCING ON PAGE 8.

                             ---------------------

THESE  SECURITIES HAVE NOT  BEEN APPROVED OR DISAPPROVED  BY THE SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS   THE
   SECURITIES  AND EXCHANGE  COMMISSION OR ANY  STATE SECURITIES COMMISSION
     PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
                REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                           UNDERWRITING
                                        PRICE               DISCOUNTS            PROCEEDS TO
                                      TO PUBLIC        AND COMMISSIONS (1)       COMPANY (2)
Per Share......................           $                     $                     $
Total (3)......................           $                     $                     $

(1) The Company has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."


(2) Before deduction of expenses payable by the Company estimated at $700,000.



(3) The Company has granted to the Underwriters a 30-day option to purchase up to 900,000 additional shares of Common Stock solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and Commissions and Proceeds to
    Company will be $          , $           and $          , respectively.  See
    "Underwriting" and "Use of Proceeds."


    The shares are being offered by the several Underwriters when, as and if delivered to and accepted by the Underwriters, and subject to various prior conditions, including the right to reject orders in whole or in part. It is expected that delivery of share certificates will be made against payment therefor at the offices of Furman Selz LLC in New York, New York on or about
            , 1996.

FURMAN SELZ

                OPPENHEIMER & CO., INC.

                                                       BT SECURITIES CORPORATION
                               ------------------

                The date of this Prospectus is           , 1996

[The inside front cover page contains a diagram of the telecommunications infrastructure, including the connections between and among telephone company central offices, remote digital switches and private residences.]

                                [INSERT DIAGRAM]


    IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NEW YORK STOCK EXCHANGE, IN THE OVER-THE-COUNTER MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY


    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND FINANCIAL STATEMENTS (AND RELATED NOTES THERETO) INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE COMPANY MEANS SUPERIOR TELECOM INC. AND THE SUBSIDIARIES THAT IT WILL OWN AS A RESULT OF THE REORGANIZATION (AS DEFINED BELOW) AND, UNLESS THE CONTEXT OTHERWISE REQUIRES, SUCH SUBSIDIARIES ARE INCLUDED IN THE DESCRIPTION OF THE COMPANY. SEE "THE COMPANY -- THE REORGANIZATION AND RELATED TRANSACTIONS." UNLESS OTHERWISE
INDICATED, THE INFORMATION IN THIS PROSPECTUS ASSUMES THE COMPLETION OF THE REORGANIZATION AND RELATED TRANSACTIONS AND THAT THE UNDERWRITERS' OVER-ALLOTMENT OPTION IS NOT EXERCISED. ALL REFERENCES HEREIN TO FISCAL 1994, FISCAL 1995 AND FISCAL 1996 MEAN THE YEARS ENDED MAY 1, APRIL 30 AND APRIL 28 OF SUCH YEARS, RESPECTIVELY.


                                  THE COMPANY


    The Company is a leading manufacturer of copper wire and cable products for the local loop segment of the telecommunications network in the United States. The local loop is the segment of the telecommunications network that connects the customer's premises to the nearest telephone company switch or central office. Copper wire and cable is the most widely used medium for transmission in the local loop, which comprises approximately 160 million residential and business access lines in the United States. The Company also develops and manufactures data communications and other electronic equipment, including multiplexers, for defense, government and commercial applications. As a result of acquisitions, as well as internal growth through expansion of its customer relationships and introductions of new products, the Company's net sales increased from $164.5 million in fiscal 1995 to $410.4 million in fiscal 1996, and operating income increased from $9.6 million to $31.8 million over the same period. The Company believes it is well-positioned to take advantage of the rapid changes in the telecommunications industry as the demand for voice, data and video services over the local loop increases dramatically and new technologies and products are developed to enable the local loop to satisfy that demand.



    TELECOMMUNICATIONS WIRE AND CABLE. The Company conducts its copper telecommunications wire and cable products business through its subsidiary, Superior Telecommunications Inc. ("Superior"). Superior manufactures a wide variety of copper telecommunications wire and cable products, ranging in size from a single twisted pair wire to a 4,200 pair cable, including hybrid cable products such as coaxial/copper wire and fiber optic/copper wire combinations. These products, referred to as distribution wire and cable, are variously configured for aerial and underground use in the local loop. The Company also has developed high speed data communication copper wire products, including unshielded twisted pair ("UTP") wire for on-premise applications, such as in computer networks. The Company's products are sold primarily to the regional Bell operating companies ("RBOCs") and the two major independent telephone companies under multi-year supply arrangements. Superior's net sales for the twelve months ended July 28, 1996 constituted 93.8% of the Company 's net sales for such period.


    The Company has led a recent consolidation in the copper telecommunications wire and cable industry by acquiring the U.S. and Canadian copper telecommunications wire and cable business of Alcatel NA in May 1995 and substantially all of the machinery, equipment and inventory of the Vancouver, B.C. copper telecommunications wire and cable business of BICC Phillips, Inc. in November 1995. Through these acquisitions, the Company increased its annual production capacity from 28 billion conductor feet ("bcf") in one plant to an aggregate of 92 bcf in four geographically diverse plants. The Company believes that it has successfully integrated its acquired businesses, particularly by implementing improved production techniques at each of its plants and reducing the cost structure of its operations.


    Due to further industry-wide consolidation, total industry capacity has been reduced, the number of manufacturers has declined and the size of those remaining has increased. As a result, the Company has become a key supplier of copper wire and cable to six of the seven RBOCs and the two major independent telephone companies and believes that it will continue to be able to compete effectively as its major customers consolidate their vendor base in order to stabilize their sources of supply and ensure timely delivery of quality products on a consistent basis. In addition, the industry consolidation, increased demand for copper telecommunications wire and cable and the resulting changes in the nature of customer relationships have led to a recent improvement in the pricing environment for the Company's products.

    The Company believes that copper will continue to be the transmission medium of choice in the local loop and that demand for access to the local loop will continue to increase for the following reasons:

    -INSTALLED BASE. The installed base of copper wire and cable in the local loop represents an investment of over $150 billion that must be maintained by the RBOCs and other local telephone companies. Although other media, such as fiber optic cable, are used for trunk lines between central offices, substantially all local loop lines continue to be copper-based. Local loop lines are continually maintained and replaced, providing a steady demand for copper wire and cable.


    -LOWER INSTALLATION COSTS AND EASE OF REPAIR. The Company believes that in the local loop, copper has significantly lower installation costs and is easier to repair than other media primarily because it does not require an additional power source and other electronics. Installation of fiber optic cable is both capital and labor intensive and deployment of fiber optic cable generally has been limited to trunk and feeder lines and wide area loop configurations. Therefore, the Company believes that new installations in the local loop will continue to be copper-based.


    -TECHNOLOGICAL ADVANCES. Copper dominance in the local loop continues to be supported by technological advances that expand the use and bandwidth of the installed local loop copper network. These advances include integrated services digital networks ("ISDN"), and digital subscriber line ("DSL") technologies, including high-bit-rate digital subscriber line ("HDSL") and asymmetric digital subscriber line ("ADSL"). These technologies permit telecommunication carriers, private network owners and end-user consumers to employ the copper wire and cable infrastructure for high speed and bandwidth-intensive applications.

    -DEMAND  FOR NEW SERVICES.   Technological advances, regulatory developments
     and increased competition have accelerated the demand for and introduction of new bandwidth-intensive telecommunications services. These services include integrated voice and data, broadcast and conference quality video, Internet and on-line data services access, high speed LAN to LAN connectivity, collaborative network processing and other specialized, bandwidth-intensive applications.


    -DEMAND FOR MULTIPLE RESIDENTIAL ACCESS LINES.  An increasing number of U.S.
     households are installing additional access lines for multiple telephone lines, facsimile machines, access to the Internet, home offices and other purposes. Additional access lines increase the demand for copper telecommunications wire and cable in the local loop.



    DATA COMMUNICATIONS AND ELECTRONICS. The Company, through its subsidiary DNE Systems, Inc. ("DNE"), designs and fabricates data communications equipment, integrated access devices and other electronic products. DNE is a supplier to the U.S. defense industry of data and voice multiplexers used in tactical secure military applications. Multiplexers are integrated access devices that combine several information carrying channels into one line, thereby permitting simultaneous multiple voice and data communications over a single line. DNE also produces military avionic products, including switches, dimmers, relays and other electrical controllers, various sensors and refueling amplifiers. DNE has reduced its dependence on the defense market in recent years, primarily through the development of contract subsystem manufacturing services for commercial and (non-defense) governmental customers. DNE's net sales for the twelve months ended July 28, 1996 constituted 6.2% of the Company's net sales for such period.



    BUSINESS STRATEGY. The Company's strategy is to (i) respond to the current and changing requirements of its customers' communications networks and expand its business in the local loop by continuing to develop, manufacture and sell a full line of copper telecommunications wire and cable products; (ii) expand its product lines to include transmission media such as data communications cable, including UTP products, and hybrid wire products, including coaxial/copper wire and fiber optic/copper wire combinations; (iii) take advantage of strategic acquisition opportunities in data communications cable, the local loop and its other markets; and (iv) expand its international business through increased export sales and the establishment of joint ventures or similar arrangements.



    THE REORGANIZATION. The Alpine Group, Inc. ("Alpine") currently owns all of the outstanding capital stock of the Company, Superior and DNE. Prior to the consummation of this Offering, Alpine will cause Superior and DNE to declare dividends on their common stock in an aggregate amount equal to the difference between $205.0 million and the net amount of intercompany debt owed by Superior and DNE to Alpine (which net amount equaled $102.9 million as of July 28, 1996). Superior will also issue to Alpine 20,000 shares of its 6% Cumulative Preferred Stock ("Superior Preferred Stock"). Alpine will then contribute to the Company all of the issued and outstanding common stock of Superior and DNE (together with the foregoing transactions, the "Reorganization"). See "The Company -- The Reorganization and Related Transactions."



    Concurrently with the completion of the Reorganization, the Company will enter into a five-year revolving credit facility (the "Bank Credit Facility") under which it will borrow $154.7 million to repay the net amount of the intercompany debt owed to Alpine and to pay to Alpine a portion of the dividends declared as part of the Reorganization. The net proceeds of this Offering will be used to pay the remainder of the declared dividends and to reduce the amount outstanding under the Bank Credit Facility. See "The Company -- The Reorganization and Related Transactions -- Bank Credit Facility" and "Use of Proceeds."



    Upon completion of this Offering, Alpine will own 50.1% of the outstanding capital stock of the Company (approximately 46.6% if the Underwriters' over-allotment option is exercised in full). If the over-allotment option granted to the Underwriters by the Company is exercised, the Company will use the proceeds therefrom to redeem, at its liquidation value, an amount of Superior Preferred Stock having an aggregate liquidation value equal to those net proceeds. In that event, Alpine intends to engage in open-market purchases of Common Stock to restore its ownership of the outstanding Common Stock to 50.1%. See "Principal Stockholders" and "Certain Transactions and Relationships."


                                  THE OFFERING


Common Stock offered hereby (1).............  6,000,000 (1)
Common Stock to be outstanding after this
 Offering...................................  12,024,048 (1)(2)
Use of proceeds.............................  The net proceeds of this Offering will be used to  pay  the unpaid  portion of  the dividends
                                               declared in connection with the
                                               Reorganization  and  to  reduce  the   amount
                                               outstanding  under the  Bank Credit Facility.
                                               See "Use of Proceeds."
Proposed New York Stock Exchange Symbol.....  SUT


- ------------------------
(1) Excludes up to 900,000 shares that may be sold pursuant to the Underwriters' over-allotment option.

(2) Excludes 1,000,000 shares of Common Stock issuable pursuant to options that may be granted pursuant to the Company's Employee Stock Incentive Plan and 250,000 shares issuable pursuant to options that may be granted pursuant to the Non-Employee Directors' Stock Option Plan. See "Management -- Executive Compensation -- Compensation Under Plans."

                             SUMMARY FINANCIAL DATA

    The financial data of the Company set forth below have been derived from the combined financial statements of Superior and DNE (to be reorganized as the Company). The combined financial data for the fiscal years ended 1994, 1995 and 1996, are derived from the combined financial statements of the Company that have been audited by Arthur Andersen LLP, as indicated in their report included elsewhere in this Prospectus. The unaudited combined financial data for the three months ended July 29, 1995 and July 28, 1996 are derived from unaudited combined financial statements included elsewhere in this Prospectus. The financial data are provided on (i) an historical basis for fiscal 1994, 1995 and 1996 and for the three months ended July 29, 1995 and July 28, 1996; and (ii) a pro forma basis for the fiscal year ended April 28, 1996 and for the three months ended July 28, 1996 after giving effect to the following transactions as if they had occurred as of May 1, 1995: (1) the Alcatel acquisition, (2) the Reorganization and related transactions and (3) this Offering. The unaudited pro forma financial information is provided for comparative purposes only and does not purport to be indicative of the results that actually would have been obtained if the events set forth had been effected on the dates indicated or of those results that may be obtained in the future. The historical results presented below reflect the operations of Superior since its acquisition by Alpine in November 1993 and the operations of the Alcatel Business (as defined below in "The Company -- Background") since its acquisition by Alpine in May 1995.



                                                        FISCAL YEAR ENDED                           THREE MONTHS ENDED
                                        --------------------------------------------------  -----------------------------------
                                                     HISTORICAL                 PRO FORMA         HISTORICAL         PRO FORMA
                                        -------------------------------------  -----------  ----------------------  -----------
                                                      APRIL 30,    APRIL 28,    APRIL 28,    JULY 29,    JULY 28,    JULY 28,
                                        MAY 1, 1994     1995         1996         1996         1995        1996        1996
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENTS OF OPERATIONS DATA:
Net sales.............................   $  68,510    $ 164,485    $ 410,413    $ 417,934    $  99,324   $ 123,824   $ 123,824
Cost of goods sold....................      56,250      142,114      362,854      369,780       89,821     105,447     105,447
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
  Gross profit........................      12,260       22,371       47,559       48,154        9,503      18,377      18,377
Selling, general and administrative
 expense..............................       8,884       11,632       14,223       16,256        3,299       3,888       4,388
Amortization of goodwill..............       2,186        1,124        1,556        1,570          374         432         432
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
  Operating income....................       1,190        9,615       31,780       30,328        5,830      14,057      13,557
Interest expense, net.................      (1,742)      (3,700)     (17,006)     (10,931)      (3,733)     (4,258)     (2,728)
Preferred stock dividends of
 subsidiary (1).......................      --           --           --           (1,200)      --          --            (300)
Other income (expense), net...........         (61)         231           55           55           28         (53)        (53)
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
  Income (loss) from continuing
   operations before income taxes.....        (613)       6,146       14,829       18,252        2,125       9,746      10,476
Provision for income taxes............        (521)      (2,240)      (6,722)      (7,781)        (451)     (3,778)     (4,310)
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
  Income (loss) from continuing
   operations.........................      (1,134)       3,906        8,107       10,471        1,674       5,968       6,166
(Loss) from discontinued operations...        (287)        (176)      --           --           --          --          --
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
  Income (loss) before extraordinary
   item...............................      (1,421)       3,730        8,107       10,471        1,674       5,968       6,166
Extraordinary (loss) on early
 extinguishment of debt (2)...........      --           --           (2,645)      --           (2,811)     --          --
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
  Net income (loss)...................   $  (1,421)   $   3,730    $   5,462    $  10,471       (1,137)  $   5,968   $   6,166
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
                                        -----------  -----------  -----------  -----------  -----------  ---------  -----------
Per share of common stock (3):
Income from continuing operations...............................
                                                                   $    0.67    $    0.87    $    0.14   $    0.50   $    0.51
Extraordinary (loss) on early extinguishment of debt (2)........
                                                                       (0.22 )     --            (0.23 )    --          --
                                                                  -----------  -----------  -----------  ---------  -----------
  Net income (loss).............................................
                                                                  $     0.45   $     0.87   $    (0.09 ) $    0.50  $     0.51
                                                                  -----------  -----------  -----------  ---------  -----------
                                                                  -----------  -----------  -----------  ---------  -----------
OTHER DATA:
EBITDA (4)......................................................  $   40,231   $   38,869   $    7,793   $  16,308  $   15,808
Depreciation and amortization...................................       8,451        8,541        1,963       2,251       2,251
Capital expenditures............................................       4,339        4,339        1,204       1,511       1,511

                                                                                         AT JULY 28, 1996
                                                                                      -----------------------
                                                                                        ACTUAL     PRO FORMA
                                                                                      ----------  -----------
BALANCE SHEET DATA:
Working capital.....................................................................  $   54,609   $  55,149
Total assets........................................................................     232,360     236,000
Total debt (5)......................................................................     114,753     131,839
Total stockholders' equity..........................................................      57,432      23,986


- ------------------------
(1) Represents dividends on Superior Preferred Stock issued to Alpine as part of the Reorganization and related transactions.


(2) Relates to the early extinguishment of $140.0 million principal amount of debt incurred by Superior in connection with the Alcatel acquisition, during the first quarter of fiscal 1996 and to the early extinguishment of a $2.5 million subordinated note issued to DNE's former parent during the second quarter of fiscal 1996. The debt was substantially replaced by promissory notes payable to Alpine.


(3) Based upon 12,024,048 shares outstanding subsequent to this Offering.


(4) EBITDA represents operating income plus depreciation and amortization, and provision for non-cash compensation expense (primarily stock options and restricted stock grants). EBITDA is presented not as a measure of operating results, but rather to provide additional information related to the Company's ability to service debt. EBITDA should not be considered as an alternative to either (i) operating income determined in accordance with generally accepted accounting principles ("GAAP") as an indicator of operating performance or (ii) cash flows from operating activities determined in accordance with GAAP as a measure of liquidity. EBITDA for fiscal 1994 and 1995 has not been presented as it is not considered by management to be a meaningful comparison due to the significance of the Superior and Alcatel acquisitions in November 1993 and May 1995, respectively.



(5) Actual amount includes $102.9 million of intercompany debt owed to Alpine at July 28, 1996.

                                  RISK FACTORS

    PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY, IN ADDITION TO OTHER INFORMATION IN THIS PROSPECTUS, THE FOLLOWING CAUTIONARY STATEMENTS AND FACTORS.

DEPENDENCE ON SIGNIFICANT CUSTOMERS


    The telecommunications wire and cable business is dependent on the RBOCs and other major independent telephone holding companies. For the twelve months ended July 28, 1996, six RBOCs and two major independent telephone companies accounted for 82.9% of the Company's net sales. Five of these customers, Bell South Corporation, North Supply Corporation (Sprint), GTE Corporation, SBC Corporation and NYNEX Corporation accounted for 19.1%, 16.0%, 15.3%, 12.7% and 12.1%, respectively, of the Company's net sales for that period. As a result of announced industry consolidations, it is expected that the number of RBOCs will be reduced from seven to five. Continued consolidation among the RBOCs could alter these customers' purchasing patterns and affect the pricing in the copper telecommunications wire and cable business. Adverse conditions affecting the industries in which the Company's customers are engaged, or the loss of any of its significant customers, could materially adversely affect the Company's results of operations and financial condition.


RAPID TECHNOLOGICAL CHANGE

    The commercial development of fiber optics has had and is expected to continue to have an effect on the Company's copper telecommunications wire and cable business. Fiber optic technology has had a major impact on certain components of the telecommunications network where its utilization is cost-effective, particularly in trunk lines and the long distance network. To a lesser degree, fiber optic cable has been deployed in certain high-density feeder applications between telephone central offices or remote locations and major distribution points, which has further reduced the total market for products manufactured by the Company. In the local loop portion of the telecommunications network, however, copper wire has remained the most widely used medium for transmission. Telephone companies are evaluating (and in isolated cases installing on a test basis) alternative technologies, including coaxial and fiber optic cable for providing video entertainment or other new services. The Company believes, however, that the great majority of businesses and homes in America will continue to be connected with the telecommunications infrastructure via a copper-based local loop. Nevertheless, because the telecommunications industry is undergoing rapid and intense technological change, it is not possible at this time to predict the impact that these developments may have on the total demand for copper wire in the local loop. A relatively small decline in the level of purchases of copper telecommunications wire and cable by the RBOCs and other telephone companies could have a disproportionately adverse effect on the copper telecommunications wire and cable industry, including the Company.

    Wireless technologies such as microwave, satellite and cellular transmission have had, and will continue to have, an impact on the market for copper telecommunications wire and cable products. In addition, there can be no assurance that other, newly-developed technologies will not have an adverse impact on the market for copper telecommunications wire and cable products.

COMPETITION

    The Company operates in industries that are highly competitive. In the telecommunications wire and cable business, the Company has three major domestic competitors: Cable Systems International, Inc.; General Cable Corporation, a subsidiary of Wassall, plc; and Essex Group Incorporated, a subsidiary of BCP/Essex Holding, Inc. The Company and other telecommunications wire and cable producers increasingly compete on the basis of service and quality, as well as price. There can be no assurance that the Company will be able to compete successfully or that such competition will not have a material adverse effect on the Company's business or financial results.

RAW MATERIALS

    The principal raw materials used by Superior in the manufacture of its wire and cable products are copper, aluminum, bronze and plastics such as polyethylene and polyvinyl chloride. These raw materials are available from several sources and Superior has not experienced any shortages of these raw materials in the recent past. These raw materials are subject to price fluctuations. The price of copper has been subject to considerable volatility over the past several years. While fluctuations in the price of copper directly affect the per unit prices of Superior's products, this volatility has not had, nor is it expected to have, a material impact on Superior's profitability due to Superior's contractual arrangements with its principal customers that provide for the pass-through of changes in copper costs. Nevertheless, sharp increases in the price of copper may temporarily reduce demand if telephone companies decide to defer their purchases of copper telecommunications wire and cable products until copper prices decline. The resulting decrease in Superior's sales would adversely affect the Company's results of operations during the relevant period.

CHANGING REGULATORY FRAMEWORK


    The U.S. Congress recently enacted the Telecommunications Reform Act of 1996, which mandated fundamental changes in the regulation of the telecommunications industry. It is not possible at this time to predict the impact that this legislation and the regulations implementing it may have on the total demand for copper wire in the local loop.


CONTROL BY ALPINE


    Upon completion of this Offering, Alpine will own 50.1% of the outstanding Common Stock of the Company (approximately 46.6% if the Underwriters' over-allotment option is exercised in full). If the over-allotment option granted to the Underwriters by the Company is exercised, Alpine intends to engage in open-market purchases of Common Stock to restore its ownership of the outstanding Common Stock to 50.1%. See "Use of Proceeds." Accordingly, Alpine will have the ability to elect all of the members of the Company's Board of Directors and approve other actions requiring approval by a majority of stockholders, including certain fundamental corporate transactions such as a merger or sale of all or substantially all of the assets of the Company, and otherwise control the management and affairs of the Company. However, Alpine has advised the Company that it will use its best efforts to ensure that, following completion of this Offering, a majority of the members of the Company's Board of Directors will not be affiliates of Alpine. Alpine is a publicly-held diversified industrial holding company. In addition to the businesses operated by the Company, Alpine is engaged through another subsidiary, in the manufacture and sale of specialty refractory products. Alpine's Chairman and Chief Executive Officer, Steven S. Elbaum, is also the Chairman and Chief Executive Officer of the Company.



    Prior to or concurrently with the completion of this Offering, Alpine will pledge its shares of Common Stock as collateral for the benefit of holders of certain indebtedness of Alpine. So long as Alpine holds a controlling interest in the Company, if Alpine were to default on such indebtedness and the pledge were to be foreclosed, control of the Company would change, which change of control would constitute an event of default under the Bank Credit Facility. Action by the Bank Credit Facility lenders as a result of such an event of default could have a material adverse effect on the Company.


POTENTIAL CONFLICTS TO WHICH CERTAIN DIRECTORS AND OFFICERS MAY BE SUBJECT

    Upon completion of this Offering certain of the Company's directors and officers, including the Chief Executive Officer and Chief Financial Officer, will also be directors and/or officers of Alpine and may be subject to various conflicts of interest in connection with, for example, the negotiation of agreements between the two companies for the provision of services and the performance by the two companies under their existing agreements. Each of these persons will devote such time to the business and affairs of the Company as is appropriate under the circumstances. Each such person, however, has other duties and responsibilities with Alpine that may conflict with the time which might otherwise be devoted to his duties with the Company. See "Management" and "Certain Transactions and Relationships."

INTERCORPORATE RELATIONSHIPS WITH ALPINE

    The Company may be subject to various conflicts of interest arising out of the relationship between it and Alpine. The Audit Committee of the Company's Board of Directors (the "Audit Committee"), which will be comprised solely of directors who are not affiliated with Alpine, will be responsible for the review and approval of all future agreements between the Company and its subsidiaries and Alpine, including amendments to a transitional services agreement between Alpine and the Company (the "Services Agreement"). The Audit Committee will also establish policies to ensure that the Company's purchase of services from Alpine are commercially reasonable. See "Certain Transactions and Relationships."


    Pursuant to the Services Agreement, Alpine will provide, during the period commencing with the completion of this Offering through April 30, 1998, certain services to the Company, including, among other things, assistance with public company reporting, certain financial reporting functions, legal compliance, banking, risk management and operational and strategic matters. The terms upon which these services will be provided to and by the Company and the compensation therefor were not determined in arms' length negotiations. The Services Agreement will provide for the payment by the Company to Alpine of $0.9 million per year plus reimbursement of any third party expenses incurred by Alpine. The Company believes that $0.9 million represents a reasonable estimate of the cost of obtaining the services described above. See "Certain Transactions and Relationships -- Services Agreement."


    Superior and DNE are currently included in the consolidated group of domestic corporations of which Alpine is the common parent for federal income tax and certain other purposes. Upon consummation of this Offering, the Company will cease to be included in the consolidated group for federal income tax purposes of which Alpine is the common parent. Alpine has agreed to indemnify the Company for any consolidated federal income tax liability (and certain state and local tax liabilities), including any amounts determined to be due as a result of redeterminations of the tax liability of Alpine arising from an audit or otherwise, and certain other liabilities of Alpine or any of its subsidiaries, that the Company is actually required to pay but only to the extent, if any, that such liability exceeds the amount of such liability attributable to Superior, DNE or the Company. See "Certain Transactions and Relationships." The value of this indemnity is dependent upon the financial condition of Alpine. Neither the Company nor any of its affiliates is aware of any potential federal income tax liability of the Company or its subsidiaries (other than the Company's own tax liability) for which the Company would be liable.
SUBSTANTIAL LEVERAGE

    The Company will incur substantial indebtedness to finance the Reorganization and related transactions. In the ordinary course of business, the Company will incur additional indebtedness to fund working capital requirements. At July 28, 1996, after giving effect to this Offering, the Reorganization and related transactions, the Company's consolidated debt would have been $131.8 million, Superior Preferred Stock, at liquidation value, would have been $20.0 million, its stockholders' equity would have been $24.0 million (with its net tangible book value being ($24.0) million) and its ratio of debt plus Superior Preferred Stock to stockholders' equity would have been 6.3 to 1.0. See "Capitalization." However, based on pro forma results for the twelve months ended July 28, 1996, the ratio of EBITDA to interest expense plus dividends on the Superior Preferred Stock would have been 3.9 to 1.0. The Company believes that, based upon current levels of operations, it will be able to meet its debt service obligations. However, if the Company's business operations were to deteriorate substantially, there can be no assurance that the Company would be able to do so.


ENVIRONMENTAL MATTERS

    The Company's operations are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission, transportation and discharge of hazardous materials and waste products. In the ordinary course of its business, the Company uses solvents and similar hazardous materials in its manufacturing operations in compliance with those laws and regulations. The Company does not believe that the impact of these laws, regulations and uses has had or will have a material effect on the Company's results of operations and financial condition. See "Business -- Environmental Matters."

DIVIDEND POLICY

    Following the consummation of this Offering, the Company intends to retain any future earnings for use in its businesses and therefore does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. In addition, the terms of the Bank Credit Facility provide certain limitations and restrictions on the declaration and payment of dividends. See "Dividend Policy."

POTENTIAL EFFECTS OF ANTI-TAKEOVER PROVISIONS

    The Company's Certificate of Incorporation and Bylaws contain provisions that may discourage or prevent certain types of transactions involving an actual or potential change in control of the Company, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices, and may limit the ability of the stockholders to approve transactions that they may deem to be in their best interests. In addition, the Board of Directors has the authority to fix the rights and preferences of shares of the Company's Preferred Stock and to issue such shares, which may have the effect of delaying or preventing a change in control of the Company, without action by the Company's stockholders. These factors may discourage bids for the Common Stock at a premium over the market price of the Common Stock and may adversely affect the market price of the Common Stock and the voting and other rights of the holders of Common Stock.

DILUTION

    Investors in this Offering will incur an immediate and substantial dilution in net tangible book value per share of Common Stock from the initial offering price upon completion of the Reorganization and related transactions. Dilution is a reduction in book value of a purchaser's investment measured by the difference between the purchase price and the net tangible book value per share of Common Stock after this Offering. See "Dilution."

ABSENCE OF PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

    There has been no public market for the Common Stock prior to this Offering, and there can be no assurance that a significant public market for the Common Stock will develop or will continue after this Offering. The initial public offering price for the Common Stock will be determined by negotiations between the Company and Furman Selz LLC, Oppenheimer & Co., Inc., and BT Securities Corporation, as representatives of the Underwriters (the "Representatives"). There can be no assurance that the market price of the Common Stock will not decline below the initial public offering price. The Company believes factors such as announcements of new products or technological innovations by the Company or third parties, as well as variations in the Company's results of operations, market conditions, analysts' estimates and the stock market may cause the market price of the Common Stock to fluctuate significantly. In addition, future sales of Common Stock by Alpine following the completion of the Reorganization and related transactions and the expiration of an agreed 180-day lock-up period could have an adverse effect on the market price of the Common Stock. See "Shares Eligible for Future Sale" and "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering and the Reorganization and related transactions, 12,024,048 shares of Common Stock will be outstanding. The shares of Common Stock sold in this Offering will be freely tradeable by persons other than "affiliates" of the Company, without restriction under the Securities Act of 1933, as amended (the "Securities Act"). The remaining shares of Common Stock outstanding will be "restricted securities" (the "Restricted Shares") within the meaning of Rule 144 ("Rule 144") promulgated under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. The Securities and Exchange Commission (the "Commission") has proposed to amend the holding period required by Rule 144 to permit sales of restricted securities after one year rather than the current two years (and two years rather than three years for "non-affiliates" who desire to trade free of other Rule 144 restrictions). If such proposed amendment were enacted, the Restricted Shares held by Alpine would become freely tradeable (subject to any applicable contractual restrictions) at earlier dates. Such shares will also be subject to the 180-day lock-up agreement with the Underwriters. All of the Restricted Shares will be held by Alpine upon completion of this Offering and the completion of the Reorganization and related transactions. Alpine has no current intention of seeking an early release from the provisions of the lock-up agreement. See "Shares Eligible for Future Sale."

    THE CAUTIONARY STATEMENTS SET FORTH ABOVE AND ELSEWHERE IN THIS PROSPECTUS SHOULD BE READ AS ACCOMPANYING FORWARD-LOOKING STATEMENTS INCLUDED UNDER "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE HEREIN. THE RISKS DESCRIBED IN SUCH
STATEMENTS COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

                                  THE COMPANY

GENERAL
    The Company was incorporated in Delaware in July 1996. The Company's principal offices are located at 1790 Broadway, New York, New York 10019 and its telephone number is (212) 757-3333.

BACKGROUND

    Superior, which has been in operation since 1954, was acquired by Alpine in November 1993 as a result of a merger between Alpine and Superior's corporate parent. In May 1995, Superior increased its presence in the North American telecommunications industry by acquiring the U.S. and Canadian copper wire and cable business (the "Alcatel Business") of Alcatel NA Cable Systems, Inc. and Alcatel Canada Wire, Inc. (collectively, "Alcatel NA"). In December 1995, Superior acquired substantially all of the machinery, equipment and inventory of the Vancouver, B.C. telecommunications wire and cable business of BICC Phillips, Inc. (the "BICC Transaction"). DNE, which has been in operation since 1951, was acquired by Alpine in February 1992.

THE REORGANIZATION AND RELATED TRANSACTIONS


    THE REORGANIZATION. Prior to the consummation of this Offering, Alpine will cause Superior and DNE to declare dividends on their common stock in an aggregate amount equal to the difference between $205.0 million and the net amount of intercompany debt owed by Superior and DNE to Alpine (which net amount equaled $102.9 million as of July 28, 1996). Superior will also issue to Alpine 20,000 shares of Superior Preferred Stock, which will have the terms described below. Alpine will then contribute to the Company all of the issued and outstanding common stock of Superior and DNE.



    Concurrently with the completion of the Reorganization, the Company will enter into the Bank Credit Facility under which it will borrow $154.7 million to repay the net amount of the intercompany debt owed to Alpine and to pay to Alpine a portion of the declared dividends. The net proceeds of this Offering will be used to pay the remainder of the declared dividends and to reduce the amount outstanding under the Bank Credit Facility. See "Use of Proceeds."



    Each share of Superior Preferred Stock has a liquidation value of $1,000 and bears an annual dividend of $60.00, payable quarterly. The Superior Preferred Stock has no voting rights and is redeemable in whole or in part at its liquidation value at Superior's option at any time, and at the holder's option in four equal amounts in each of the sixth through the ninth years after issuance.



    THE BANK CREDIT FACILITY. Prior to the completion of this Offering and concurrently with the Reorganization, the Company will enter into the Bank Credit Facility, under which up to $175.0 million will be available. The Company has received a commitment from Bankers Trust Company, acting as administrative agent, and Bank of Boston Connecticut, acting as co-agent, to provide the Bank Credit Facility. Obligations under the Bank Credit Facility are expected to be guaranteed by each of the Company's direct and indirect subsidiaries and secured by all the common stock, equipment, property, inventory and accounts receivable of each such subsidiary. The Bank Credit Facility is expected to contain customary performance and financial covenants.



    Concurrently with the completion of this Offering, the total amount available under the facility will be reduced to $150.0 million. The Company will be required to reduce the total commitments under the Bank Credit Facility by $25.0 million on each of the third and fourth anniversaries of the closing of the facility. The Bank Credit Facility will have a five-year term. Interest will be payable quarterly based upon the prime rate plus 0.5% or the Eurodollar rate plus 1.5%; the variable components of these rates are subject to periodic adjustment after the first anniversary of the closing of the facility based on the Company's debt to EBITDA ratio on a trailing twelve month basis. The initial rate of interest is expected to be approximately 7.5%.

                                USE OF PROCEEDS


    The net proceeds of this Offering (after deducting the underwriting discounts and commissions and estimated expenses of this Offering payable by the Company) are estimated to be approximately $88.6 million ($102.0 million if the Underwriters' over-allotment option is exercised in full), assuming a public offering price of $16.00 per share. All such net proceeds will be applied by the Company as follows:



           (1) $53.4 million in payment to Alpine of the balance of the dividends declared by Superior and DNE in connection with the
       Reorganization; and



           (2) the balance to reduce the amount outstanding under the Bank Credit Facility and for working capital purposes.


    If the Underwriters' over-allotment option is exercised in part or in full, the Company will use the net proceeds therefrom to redeem, at liquidation value, an amount of Superior Preferred Stock having an aggregate liquidation value equal to the net proceeds.


    The initial borrowings under the Bank Credit Facility, which are expected to be approximately $154.7 million, will be used to: (1) repay to Alpine the net amount of outstanding intercompany debt (which was $102.9 million at July 28,
1996); (ii) pay to Alpine approximately $48.7 million of the dividends previously declared; and (iii) pay all expenses of the financing. The intercompany debt being repaid consists of indebtedness evidenced by promissory notes payable by Superior, DNE and Superior's subsidiary to Alpine or arising under revolving credit facilities between Superior and DNE on the one hand and Alpine on the other. The interest rates payable on such indebtedness, as of July 28, 1996, range from 8% to 14% and the maturity of such indebtedness ranges from current to 2003. See "Certain Transactions and Relationships -- Intercompany Debt."



    Interest on amounts outstanding under the Bank Credit Facility will be payable quarterly based upon the prime rate plus 0.5% or the Eurodollar rate plus 1.5%. The variable components of these rates are subject to periodic adjustment, after the first anniversary of the closing of the facility, based on the Company's debt to EBITDA ratio on a trailing twelve month basis. The initial rate of interest is expected to be approximately 7.5%. The Bank Credit Facility will have a five-year term. The Company will be required to reduce the total commitments under the Bank Credit Facility by $25.0 million on each of the third and fourth anniversaries of the closing of the facility.


                                DIVIDEND POLICY

    The Company is newly-formed and has not paid dividends on the Common Stock. Following the completion of this Offering and the completion of the
Reorganization and related transactions, the Company intends to retain any future earnings for use in its businesses and therefore does not anticipate paying any dividends on the Common Stock in the foreseeable future. In addition, the Bank Credit Facility will contain restrictions on the declaration and payment of dividends by the Company.

                                 CAPITALIZATION


    The following table sets forth the capitalization of Superior and DNE as of July 28, 1996 on an actual basis and of the Company on a pro forma basis, as adjusted to reflect: (i) the completion of the Reorganization and related transactions; (ii) the sale by the Company of the 6,000,000 shares of Common Stock offered hereby at an assumed initial public offering price per share of $16.00, and the application of the net proceeds therefrom as described under "Use of Proceeds;" and (iii) initial borrowings under the Bank Credit Facility.



                                                                                                 JULY 28, 1996
                                                                                            -----------------------
                                                                                              ACTUAL     PRO FORMA
                                                                                            ----------  -----------
                                                                                                (IN THOUSANDS)
Debt:
Due to Alpine and affiliate...............................................................  $  102,914   $      --
Bank Credit Facility......................................................................      --         120,000
Other.....................................................................................      11,839      11,839
                                                                                            ----------  -----------
  Total debt..............................................................................     114,753     131,839
                                                                                            ----------  -----------
Preferred stock of subsidiary (1).........................................................      --          20,000
                                                                                            ----------  -----------
Stockholders' equity:
Common Stock, Superior, $0.01 par value per share, 10,000 shares authorized, 1,000 shares
 issued...................................................................................          --          --
Common Stock, DNE, $1.00 par value per share, 100,000 shares authorized, 750 shares
 issued...................................................................................           1          --
Common Stock, $0.01 par value per share, 25,000,000 shares authorized, 12,024,048 shares
 issued (2)...............................................................................          --         121
Additional paid-in capital................................................................      42,254      23,865
Retained earnings (3).....................................................................      15,177          --
                                                                                            ----------  -----------
  Total stockholders' equity..............................................................      57,432      23,986
                                                                                            ----------  -----------
    Total capitalization..................................................................  $  172,185   $ 175,825
                                                                                            ----------  -----------
                                                                                            ----------  -----------


- ------------------------
(1) Represents 20,000 shares of Superior Preferred Stock.

(2) Excludes 900,000 shares of Common Stock subject to the Underwriters' over-allotment option.


(3) Includes a cumulative translation adjustment of ($406,000).

                                    DILUTION


    The net tangible book value of the Company at July 28, 1996 prior to giving effect to the Reorganization and this Offering was $60,240 or $0.01 per share of Common Stock based upon 6,024,048 shares issued. The net tangible book value of the Company at July 28, 1996, after giving effect to the Reorganization (excluding the dividends declared by Superior and DNE), was $(10.4) million, or approximately $(1.73) per share. Net tangible book value per share is determined by dividing the net tangible book value of the Company (tangible assets less all liabilities) by the total number of outstanding shares of Common Stock. New investors purchasing shares in the Offering will realize an immediate dilution of $17.99 per share. The following table illustrates this per share dilution to new investors:



Assumed initial public offering price per share (1).........................             $   16.00
  Net tangible book value per share after the Reorganization but before the
   dividend and this Offering...............................................      (1.73)
  Decrease per share attributable to the dividends and the sale of Common
   Stock offered hereby (2).................................................      (0.26)
                                                                              ---------
Pro forma net tangible book value per share after this Offering.............                 (1.99)
Dilution per share to new investors (3).....................................             $   17.99



    The following table summarizes as of July 28, 1996 the differences between the number of shares of Common Stock purchased from the Company, the total consideration paid, and the average price per share paid by the existing stockholder and by the purchasers of Common Stock in the Offering at an assumed initial public offering price of $16.00 per share.



                                                        SHARES PURCHASED         TOTAL CONSIDERATION       AVERAGE
                                                     -----------------------  -------------------------   PRICE PER
                                                        NUMBER      PERCENT       AMOUNT       PERCENT      SHARE
                                                     ------------  ---------  --------------  ---------  -----------
Existing stockholder (4)...........................     6,024,048      50.1%  $   42,255,000      30.6%   $    7.01
New investors......................................     6,000,000      49.9%      96,000,000      69.4%   $   16.00
                                                     ------------  ---------  --------------  ---------
        Total......................................    12,024,048       100%  $  138,255,000       100%
                                                     ------------  ---------  --------------  ---------
                                                     ------------  ---------  --------------  ---------


- ------------------------
(1) Before deduction of underwriting discount and estimated offering expenses payable by the Company.


(2) After deduction of underwriting discount and estimated offering expenses payable by the Company.



(3) Dilution is determined by subtracting the per share pro forma net tangible book value of the Common Stock after this Offering from the assumed initial public offering price per share. In the event the Underwriters' over-allotment option is exercised in full, the dilution in net tangible book value per share to new investors would be approximately $16.81.



(4) Does not include 590,000 shares of Common Stock that will be issuable upon the exercise of stock options that will be granted concurrently with or immediately following the completion of this Offering, with exercise prices equal to the initial public offering price per share pursuant to the Company's 1996 Employee Stock Incentive Plan and Non-Employee Directors' Stock Option Plan. See "Management -- Executive Compensation -- Compensation Under Plans."

               PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

    For financial statement presentation purposes, the historical financial statements of the Company are based upon the combined historical financial statements of Superior and DNE (to be reorganized as the Company).

    The following unaudited pro forma condensed combined financial statements of the Company give effect to the acquisition of the Alcatel Business, the Reorganization and related transactions and this Offering as if such transactions had occurred as of May 1, 1995. The unaudited pro forma financial information is provided for comparative purposes only and does not purport to be indicative of the results that actually would have been obtained if the events set forth above had been effected on the dates indicated or of those results that may be obtained in the future. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
                        THREE MONTHS ENDED JULY 28, 1996



                                                                                      REORGANIZATION
                                                                                       AND OFFERING     PRO FORMA
                                                                            ACTUAL      ADJUSTMENTS     COMBINED
                                                                          ----------  ---------------  -----------
                                                                           (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales...............................................................  $  123,824                    $ 123,824
Cost of goods sold......................................................     105,447                      105,447
                                                                          ----------                   -----------
  Gross profit..........................................................      18,377                       18,377
Selling, general and administrative expense.............................       3,888   $     500(a)         4,388
Amortization of goodwill................................................         432          --              432
                                                                          ----------      ------       -----------
  Operating income......................................................      14,057        (500)          13,557
Interest expense, net...................................................      (4,258)      1,530(b)        (2,728)
Preferred stock dividends of subsidiary.................................          --        (300)(c)         (300)
Other income (expense), net.............................................         (53)         --              (53)
                                                                          ----------      ------       -----------
  Income before taxes...................................................       9,746         730           10,476
Provision for income taxes..............................................      (3,778)       (532)(d)       (4,310)
                                                                          ----------      ------       -----------
  Net income............................................................  $    5,968   $     198        $   6,166
                                                                          ----------                   -----------
                                                                          ----------      ------       -----------
                                                                                          ------
Per share of common stock (based upon 12,024,048 shares outstanding):
  Net income ...........................................................  $     0.50                    $    0.51
                                                                          ----------                   -----------
                                                                          ----------                   -----------

        UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENTS OF OPERATIONS
              TWELVE MONTHS ENDED APRIL 28, 1996 (THE COMPANY) AND
          THE ELEVEN-DAY PERIOD ENDED MAY 11, 1995 (ALCATEL BUSINESS)


                                                          ALCATEL     PRO FORMA   REORGANIZATION
                                                        ACQUISITION  FOR ALCATEL   AND OFFERING     PRO FORMA
                                              ACTUAL    ADJUSTMENTS  ACQUISITION    ADJUSTMENTS     COMBINED
                                            ----------  -----------  -----------  ---------------  -----------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)

Net sales.................................  $  410,413   $   7,521(e)  $ 417,934                    $ 417,934
Cost of goods sold........................     362,854       7,018(e)    369,780                      369,780
                                                               (92)(f)
                                            ----------  -----------  -----------                   -----------
  Gross profit............................      47,559         595       48,154                        48,154
Selling, general and administrative
 expense..................................      14,223         336(e)     14,256   $   2,000(a)        16,256
                                                              (303)(g)
Amortization of goodwill..................       1,556          14(f)      1,570          --            1,570
                                            ----------  -----------  -----------      ------       -----------
  Operating income........................      31,780         548       32,328       (2,000)          30,328
Interest expense, net.....................     (17,006)         --      (17,006)       6,075(b)       (10,931)
Preferred stock dividends of subsidiary...          --          --           --       (1,200)(c)       (1,200)
Other income, net.........................          55          --           55           --               55
                                            ----------  -----------  -----------      ------       -----------
  Income before taxes.....................      14,829         548       15,377        2,875           18,252
Provision for income taxes................      (6,722)         --       (6,722)      (1,059)(d)       (7,781)
                                            ----------  -----------  -----------      ------       -----------
  Income before extraordinary item........       8,107         548        8,655        1,816           10,471
Extraordinary (loss) on early
 extinguishment of debt...................      (2,645)         --       (2,645)       2,645               --
                                            ----------  -----------  -----------      ------       -----------
  Net income..............................  $    5,462   $     548    $   6,010    $   4,461        $  10,471
                                            ----------  -----------  -----------                   -----------
                                            ----------  -----------  -----------      ------       -----------
                                                                                      ------
Per share of common stock (based upon
 12,024,048 shares outstanding):
Income before extraordinary item..........  $     0.67                                              $    0.87
Extraordinary (loss) on early
 extinguishment of debt...................       (0.22)                                                    --
                                            ----------                                             -----------
  Net income..............................  $     0.45                                              $    0.87
                                            ----------                                             -----------
                                            ----------                                             -----------


   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                  Statements.

              UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                              AS OF JULY 28, 1996
                                     ASSETS



                                                                                       PRO FORMA        PRO FORMA
                                                                         ACTUAL       ADJUSTMENTS       COMBINED
                                                                       ----------  ------------------  -----------
                                                                                     (IN THOUSANDS)
Current assets:
  Cash...............................................................  $      139  $            60(h)   $     679
                                                                                            88,580(i)
                                                                                           120,000(j)
                                                                                            (3,100)(j)
                                                                                          (205,000)(k)
  Accounts receivable, net...........................................      53,223                          53,223
  Inventories........................................................      47,737                          47,737
  Other current assets...............................................       5,999                           5,999
                                                                       ----------  ------------------  -----------
    Total current assets.............................................     107,098              540        107,638
Property, plant and equipment, net...................................      76,143                          76,143
Goodwill, net........................................................      47,897                          47,897
Long-term investments and other assets...............................       1,222            3,100(j)       4,322
                                                                       ----------  ------------------  -----------
    Total assets.....................................................  $  232,360  $         3,640      $ 236,000
                                                                       ----------                      -----------
                                                                       ----------  ------------------  -----------
                                                                                   ------------------

                                       LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..................................  $      364                       $     364
  Accounts payable...................................................      39,348                          39,348
  Accrued expenses...................................................      12,777                          12,777
                                                                       ----------                      -----------
    Total current liabilities........................................      52,489                          52,489
Long-term debt, less current portion.................................      11,475  $       120,000(j)     131,475
Due to Alpine and affiliate..........................................     102,914         (102,914)(k)         --
Other long-term obligations..........................................       8,050                           8,050
Preferred stock of subsidiary........................................          --           20,000(l)      20,000
Stockholders' equity:
  Common stock $.01 par value; authorized 25,000,000 shares; issued
   12,024,048 pro forma as of the offering...........................           1               60(h)         121
                                                                                                60(i)
  Capital in excess of par value.....................................      42,254           88,520(i)      23,865
                                                                                           (86,909)(k)
                                                                                           (20,000)(l)
  Retained earnings..................................................      15,177          (15,177)(k)         --
                                                                       ----------  ------------------  -----------
Total stockholders' equity...........................................      57,432          (33,446)        23,986
                                                                       ----------  ------------------  -----------
    Total liabilities and stockholders' equity.......................  $  232,360  $         3,640      $ 236,000
                                                                       ----------                      -----------
                                                                       ----------  ------------------  -----------
                                                                                   ------------------


   See accompanying Notes to Unaudited Pro Forma Condensed Combined Financial
                                   Statements

      NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS


(a) Represents management's estimate of the additional general and administrative expenses associated with the Company's status as a separate public company, of which $0.2 million for the three months ended July 28, 1996 and $0.9 million for the year ended April 28, 1996, represents the amount that the Company would have paid to Alpine for services rendered under the Services Agreement. See "Certain Transactions and Relationships--Services Agreement."



(b) Represents the net adjustment to net interest expense resulting from the difference between the interest expense on the debt incurred by the Company in connection with the Reorganization and related transactions and the historical interest expense on the intercompany debt repaid, determined as follows:



                                                                      JULY 28,     APRIL 28,
                                                                        1996         1996
                                                                      ---------  -------------
Interest on Bank Credit Facility (assuming a 7.5% interest rate)....  $   2,250   $     9,000
Amortization of deferred financing costs............................        155           620
Less: historical interest on debt being repaid......................     (3,935)      (15,695)
                                                                      ---------  -------------
    Total adjustment................................................  $  (1,530)  $    (6,075)
                                                                      ---------  -------------
                                                                      ---------  -------------



    The adjustment to interest expense assumes that the average amount outstanding under the Bank Credit Facility was $120.0 million. An increase or decrease in the interest rate on loans by the Bank Credit Facility of one percent (1.0%) will increase or decrease interest expense by $1.2 million.



(c) Reflects dividends on Superior Preferred Stock issued by Superior, a subsidiary of the Company, under the Reorganization. See "The Company -- The Reorganization and Related Transactions." The Superior Preferred Stock bears an annual dividend per share of $60 and is redeemable at the option of the holder in four equal amounts in each of the sixth through ninth years of issuance.



(d) Adjusted to reflect an effective tax rate of 40%, which is the Company's estimate of the effective tax rate inclusive of both state and federal income taxes. The effective rate is applied to income from continuing operations before income taxes, excluding minority interest.



(e) Reflects the results of operations of the Alcatel Business for the 11-day period ended May 11, 1995, the date of acquisition.



(f) Reflects the changes in historical depreciation expense and the amortization of goodwill resulting from the Alcatel acquisition.



(g) Reflects the elimination of selling, general and administrative expense incurred by the Alcatel Business in the historical periods offset by additional selling, general and administrative expense which the Company estimates was incurred subsequent to the Alcatel acquisition and related directly to the ongoing operations of the Alcatel Business.



(h) Reflects the initial subscription of 6,024,048 shares of Common Stock and the related proceeds.



(i) Reflects the issuance of 6,000,000 shares of Common Stock pursuant to this Offering and the estimated net proceeds of $88.6 million. On completion of this Offering there will be 12,024,048 shares of Common Stock outstanding consisting of the 6,024,048 shares issued on initial subscription and the 6,000,000 shares issued pursuant to this Offering.



(j) Reflects $120.0 million of borrowings under the Bank Credit Facility outstanding after this Offering (assuming a public offering price of $16.00 per share) and $3.1 million in related deferred financing costs.



(k) Reflects the payment by Superior and DNE to Alpine of an aggregate of $205.0 million, consisting of the repayment of existing intercompany debt owed to Alpine and the payment of that portion of the dividend that is paid concurrently with the Reorganization. See "Use of Proceeds."



(l) Reflects the issuance of Superior Preferred Stock.

           SELECTED HISTORICAL COMBINED FINANCIAL DATA OF THE COMPANY


    Set forth below are certain selected historical combined financial data of the Company. These financial data include the combined results of operations of DNE and Superior on a prospective basis from the date such entities were acquired by Alpine. With respect to DNE, such acquisition occurred in February 1992; thus, the results of DNE are included for the 2 1/2 month period ended April 30, 1992, and for the four-year period ended April 28, 1996. With respect to Superior, such acquisition occurred in November 1993; thus, the results for Superior are included for the six-month period ended May 1, 1994, for the years ended April 30, 1995 and April 28, 1996 and for the quarterly periods ended July 29, 1995 and July 28, 1996. In addition, the results of operations of Superior for the year ended April 28, 1996 and for the quarterly periods ended July 29, 1995 and July 28, 1996 include the operations of the Alcatel Business which was acquired by Superior on May 11, 1995. This information should be read in conjunction with the combined financial statements of DNE and Superior and related notes included in this Prospectus and "Management's Discussion and Analysis of Financial Condition and Results of Operations."



                                                     2 1/2 MONTHS
                                                        ENDED                   FISCAL YEAR ENDED                  QUARTER ENDED
                                                     ------------   ------------------------------------------   ------------------
                                                      APRIL 30,     APRIL 30,   MAY 1,   APRIL 30,   APRIL 28,   JULY 29,  JULY 28,
                                                         1992         1993       1994      1995        1996        1995      1996
                                                     ------------   ---------   -------  ---------   ---------   --------  --------
                                                                         (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net sales..........................................     $4,590       $ 27,897   $68,510  $ 164,485   $ 410,413   $ 99,324  $123,824
Cost of sales......................................      3,054         15,915    56,250    142,114     362,854     89,821   105,447
                                                        ------      ---------   -------  ---------   ---------   --------  --------
  Gross profit.....................................      1,536         11,982    12,260     22,371      47,559      9,503    18,377
Selling, general & administrative expense..........      1,209          9,068     8,884     11,632      14,223      3,299     3,888
Amortization of goodwill...........................     --                267     2,186      1,124       1,556        374       432
                                                        ------      ---------   -------  ---------   ---------   --------  --------
  Operating income.................................        327          2,647     1,190      9,615      31,780      5,830    14,057
Interest expense, net..............................       (140)          (600)   (1,742)    (3,700)    (17,006)    (3,733)   (4,258)
Other income (expense).............................          2             70       (61)       231          55         28       (53)
                                                        ------      ---------   -------  ---------   ---------   --------  --------
  Income (loss) from continuing operations before
   taxes...........................................        189          2,117      (613)     6,146      14,829      2,125     9,746
Provision for income taxes.........................     --               (462)     (521)    (2,240)     (6,722)      (451)   (3,778)
                                                        ------      ---------   -------  ---------   ---------   --------  --------
  Income (loss) from continuing operations.........        189          1,655    (1,134)     3,906       8,107      1,674     5,968
(Loss) from discontinued operations................     --             --          (287)      (176)     --          --        --
                                                        ------      ---------   -------  ---------   ---------   --------  --------
  Income (loss) before extraordinary item..........        189          1,655    (1,421)     3,730       8,107      1,674     5,968
Extraordinary (loss) on early extinguishment of
 debt..............................................     --             --         --        --          (2,645)    (2,811)    --
                                                        ------      ---------   -------  ---------   ---------   --------  --------
  Net income (loss)................................     $  189       $  1,655   $(1,421) $   3,730   $   5,462   $ (1,137) $  5,968
                                                        ------      ---------   -------  ---------   ---------   --------  --------
                                                        ------      ---------   -------  ---------   ---------   --------  --------
Per share of common stock (based upon 12,024,048
 shares outstanding subsequent to this Offering):
Income from continuing operations.................................................................   $    0.67   $   0.14  $   0.50
Extraordinary (loss) on early extinguishment of debt..............................................       (0.22)     (0.23)    --
                                                                                                     ---------   --------  --------
  Net income (loss)...............................................................................   $    0.45   $  (0.09) $   0.50
                                                                                                     ---------   --------  --------
                                                                                                     ---------   --------  --------



                                                                   APRIL      APRIL                            APRIL
                                                                    30,        30,       MAY 1,   APRIL 30,     28,      JULY 28,
                                                                    1992       1993       1994      1995        1996       1996
                                                                  --------   --------   --------  ---------   --------   --------
                                                                                          (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
Working capital.................................................  $  5,773    $ 7,346   $ 23,558  $  22,750   $ 58,726   $ 54,609
Total assets....................................................    12,918     18,500    115,338    120,127    244,065    232,360
Total debt, including intercompany..............................     8,412      8,342     39,095     37,067    125,760    114,753
Total stockholders' equity......................................     1,807      4,916     48,123     49,854     51,656     57,432

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS
GENERAL
    The Company, through its two subsidiaries, Superior and DNE, is engaged in the manufacture and sale of copper wire and cable for the telecommunications industry and data communication and other electronic products and systems for defense, governmental and commercial applications.

RESULTS OF OPERATIONS

    To facilitate a meaningful comparison between periods, this Management's Discussion and Analysis focuses on pro forma information for the periods covered, which management believes provides comparability among historical periods. Period-to-period comparisons of the Company's historical financial information are less relevant to an understanding of the Company due to the significance of the Superior acquisition on November 11, 1993 and the Alcatel acquisition on May 11, 1995. Accordingly, the information in the following tables and the period-to-period comparisons in this Management's Discussion and Analysis are based on pro forma data which reflects the impact of the Superior acquisition and the Alcatel acquisition as if both occurred at the beginning of the periods presented.


    The pro forma data included in the following table for the three months ended July 28, 1996 and for fiscal year ended April 28, 1996 are derived from Pro Forma Condensed Combined Statements of Operations included elsewhere herein. The pro forma data included in the following table for the three months ended July 29, 1995 and for fiscal 1995 and 1994 have been prepared in a manner substantially consistent with the aforementioned Pro Forma Condensed Combined Statements of Operations except for the assumption that this Offering, the Reorganization and related transactions, the Superior acquisition and the Alcatel acquisition occurred on May 1, 1993. Such pro forma data for the three months ended July 29, 1995 and for fiscal 1995 and 1994 include the historical results of operations of the Company, the historical results of the Alcatel Business and Superior prior to their respective acquisition by the Company, and certain pro forma adjustments as more fully described in the footnotes accompanying the Combined Supplemental Unaudited Pro Forma Operating Data set forth in the table below. The pro forma data are not necessarily indicative of the results that would have been achieved had such acquisitions actually occurred on May 1, 1993, nor are they necessarily indicative of the Company's future results.


    For the twelve months ended July 28, 1996, 88.2% of Superior's net sales were made to the RBOCs and the two major independent telephone companies. Superior's sales to these customers are generally pursuant to multi-year supply agreements under which the customer agrees to have Superior provide certain of the customer's wire or cable needs as a primary supplier during the term of the agreement. Prior to awarding a contract, customers typically forecast their needs, and manufacturers such as Superior bid and quote prices based on the forecasted order amount -- although customers are not obligated to purchase the forecasted amount or, in most cases, any minimum amount. The agreements establish prices, subject to adjustment, in certain circumstances, for fluctuations in copper prices and other raw materials costs. The terms of these agreements vary from one to seven years, and are terminable under certain circumstances prior to the expiration of their terms. Superior was recently awarded contracts by two RBOCs, including one with which it did not previously do business. The Company believes that these contracts will continue to contribute a significant amount of incremental sales to its results of operations in fiscal 1997 and beyond. The Company believes that these contracts are part of a recent trend of the RBOCs to enter into longer term arrangements with a fewer number of suppliers, and that this trend will continue. See "Business -- Telecommunications Wire and Cable -- Marketing and Distribution."


    Price increases instituted during fiscal 1996 related to both wire and cable products reflected a reversal of a trend of lower market prices experienced in fiscal 1994 and early fiscal 1995. During such period, industry-wide capacity exceeded demand, resulting in a very competitive market environment. Since such time, reductions in manufacturing capacity coupled with increasing product demand, as well as the resulting changes in customer relationships, have resulted in an increase in market prices. The price increases instituted throughout fiscal 1996 significantly impacted profitability during the second half of fiscal 1996 and the first quarter of fiscal 1997.



    The Alcatel Business, which was acquired in May 1995, was particularly impacted in fiscal 1995 by the cycle of lower market prices in fiscal 1995, due to the timing of its contract expirations and the resulting rebidding and obtaining of new contract awards during a period of very competitive pricing. The Company has subsequently renegotiated substantially all of these contracts on improved pricing terms. These contracts generally have terms and provisions similar to Superior's other customer contracts described above.


    The cost of copper has been subject to considerable volatility over the past several years. While fluctuations in the price of copper directly affect the per unit prices of Superior's products, this volatility has not had, nor is it expected to have, a material impact on Superior's profitability due to the copper price pass-through arrangements contained in the contracts under which Superior's telecommunications wire and cable products are sold. Generally, the copper price component passed through in each contract for a particular quarter is based on the average COMEX copper price over the three-month period ending at or before the beginning of that quarter. Each month, the Company estimates its product deliveries several months into the future and enters into price commitments with its suppliers for a portion of its estimated copper rod requirements for delivery on a forward basis. The Company uses these forward purchase commitments to minimize the differences between its raw material copper costs charged to cost of sales and the pass-through pricing charged to its customers.

          COMBINED SUPPLEMENTAL UNAUDITED PRO FORMA OPERATING DATA (1)


                                                                               FISCAL YEARS ENDED
                                                                               -------------------     QUARTERS ENDED
                                                                                         APRIL APRIL ------------------
                                                                                MAY 1,   30,   28,   JULY 29,  JULY 28,
                                                                                 1994    1995  1996    1995      1996
                                                                               --------  ---   ---   --------  --------
                                                                               (DOLLARS IN THOUSANDS, EXCEPT PER SHARE
                                                                                                DATA)
Net sales
  Telecommunications wire and cable..........................................  $311,904  $340,756 $391,758 $101,580 $117,969
  Data communications and electronics........................................    21,653  27,907 26,176    5,265    5,855
                                                                               --------  ---   ---   --------  --------
    Combined net sales.......................................................   333,557  368,663 417,934  106,845  123,824
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------
Gross profit (2)(3)
  Telecommunications wire and cable..........................................  $ 34,091  $28,433 $40,267 $  8,505 $ 16,859
  Data communications and electronics........................................     8,252  8,221 7,887    1,593     1,518
                                                                               --------  ---   ---   --------  --------
    Combined gross profit....................................................    42,343  36,654 48,154   10,098   18,377
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------
Selling, general and administrative expense (4)
  Telecommunications wire and cable..........................................  $  5,249  $6,170 $8,408 $  1,749 $  2,322
  Data communications and electronics........................................     6,574  6,511 5,848    1,583     1,566
  Corporate (5)..............................................................     2,000  2,000 2,000      500       500
                                                                               --------  ---   ---   --------  --------
    Combined selling, general and administrative expense.....................    13,823  14,681 16,256    3,832    4,388
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------
Amortization of goodwill (6)
  Telecommunications wire and cable..........................................  $  1,570  $1,570 $1,570 $    388 $    432
  Data communications and electronics (7)....................................     1,753  --    --       --        --
                                                                               --------  ---   ---   --------  --------
    Combined amortization of goodwill........................................     3,323  1,570 1,570      388       432
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------
Operating income
  Telecommunications wire and cable..........................................  $ 27,272  $20,693 $30,289 $  6,368 $ 14,105
  Data communications and electronics........................................       (75) 1,710 2,039       10       (48)
  Corporate..................................................................    (2,000) (2,000) (2,000)     (500)     (500)
                                                                               --------  ---   ---   --------  --------
    Combined operating income................................................    25,197  20,403 30,328    5,878   13,557
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------

Operating income.............................................................  $ 25,197  $20,403 $30,328 $  5,878 $ 13,557
Interest expense (8).........................................................   (10,931) (10,931) (10,931)   (2,728)   (2,728)
Preferred stock dividends of subsidiary (9)..................................    (1,200) (1,200) (1,200)     (300)     (300)
Other income (expense).......................................................       (61) 231    55         28       (53)
                                                                               --------  ---   ---   --------  --------
  Income from continuing operations before income taxes......................    13,005  8,503 18,252    2,878   10,476
Provision for income taxes (10)..............................................    (5,682) (3,881) (7,781)   (1,271)   (4,310)
                                                                               --------  ---   ---   --------  --------
  Income from continuing operations..........................................  $  7,323  $4,622 $10,471 $  1,607 $  6,166
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------
Income per share of common stock from continuing operations (based upon
 12,024,048 shares outstanding)..............................................  $   0.61  $0.38 $0.87 $   0.13  $   0.51
                                                                               --------  ---   ---   --------  --------
                                                                               --------  ---   ---   --------  --------

                                                                                     AS A PERCENTAGE OF NET SALES
                                                                               ----------------------------------------
Gross margin
  Telecommunications wire and cable..........................................      10.9% 8.3%  10.3%      8.4%     14.3%
  Data communications and electronics........................................      38.1  29.5  30.1      30.3      25.9
    Combined gross margin....................................................      12.7  9.9   11.5       9.5      14.8
Operating income margin
  Telecommunications wire and cable..........................................       8.7% 6.1%  7.7%       6.3%     12.0%
  Data communications and electronics........................................      (0.3) 6.1   7.8        0.2      (0.8)
    Combined operating income margin.........................................       7.6  5.5   7.3        5.5      11.0

                                                                                    AS A PERCENTAGE OF NET SALES
                                                                   ---------------------------------------------------------------
                                                                             FISCAL YEAR ENDED                 QUARTER ENDED
                                                                   -------------------------------------  ------------------------
                                                                     MAY 1,      APRIL 30,    APRIL 28,    JULY 29,     JULY 28,
                                                                      1994         1995         1996         1995         1996
                                                                   -----------  -----------  -----------  -----------  -----------
Net sales........................................................       100.0%       100.0%       100.0%       100.0%       100.0%
Cost of sales....................................................        87.3         90.1         88.5         90.5         85.2
                                                                        -----        -----        -----        -----        -----
  Gross profit...................................................        12.7          9.9         11.5          9.5         14.8
Selling, general and administrative expense......................         4.1          4.0          3.9          3.6          3.5
Amortization of goodwill.........................................         1.0          0.4          0.3          0.4          0.3
                                                                        -----        -----        -----        -----        -----
  Operating income...............................................         7.6          5.5          7.3          5.5         11.0
Interest expense, net............................................         3.3          2.9          2.6          2.5          2.2
Preferred stock dividends of subsidiary..........................         0.4          0.3          0.3          0.3          0.2
Other income (expense), net......................................         0.0          0.0          0.0          0.0          0.1
                                                                        -----        -----        -----        -----        -----
  Income from continuing operations before income taxes..........         3.9          2.3          4.4          2.7          8.5
Provision for income taxes.......................................         1.7          1.1          1.9          1.2          3.5
                                                                        -----        -----        -----        -----        -----
  Income from continuing operations..............................         2.2          1.2          2.5          1.5          5.0
                                                                        -----        -----        -----        -----        -----
                                                                        -----        -----        -----        -----        -----


- ------------------------
(1) The Combined Supplemental Unaudited Pro Forma Operating Data give effect to the following transactions as if such transactions occurred on May 1, 1993:

    (a) this Offering;

    (b) the Reorganization and related transactions;

    (c) the acquisition of Superior; and

    (d) the acquisition of the Alcatel Business.

(2) Reduced by $250,000 in fiscal 1994 and 1995 to reflect reduced operating expenses resulting from the Alcatel acquisition.

(3) Adjusted to reflect reductions to the historical depreciation expense resulting from the Alcatel and Superior acquisitions. The adjustments to depreciation expense amounted to $3.0 million, $2.9 million and $92,000 in fiscal 1994, 1995 and 1996, respectively.


(4) Adjusted to reduce historical selling, general and administrative expenses incurred by the Alcatel Business of $11.6 million and $10.3 million in fiscal 1994 and 1995 and $0.3 million in the quarter ended July 29, 1995 by $10.4 million and $9.1 million in fiscal 1994 and 1995, respectively, and $0.3 million in the quarter ended July 29, 1995. The reduction represented management fees, allocated administrative fees and employee costs incurred by the Alcatel Business to the extent such charges were eliminated subsequent to the Alcatel acquisition.



(5) Reflects estimated additional general and administrative expenses associated with the Company's status as an independent public company, including $0.2 million for the quarter ended July 28, 1996 and $0.9 million for the year ended April 28, 1996 which would have been payable pursuant to the Services Agreement.



(6) Adjusted to reflect incremental amortization resulting from the Alcatel and Superior acquisitions of $1.1 million and $446,000 in fiscal 1994 and 1995, respectively and $14,000 in the quarter ended July 29, 1995.


(7) Reflects a $1.5 million write-off of goodwill related to a non-strategic product line at DNE.


(8) Adjusted to reflect the capital structure that will exist upon completion of the Reorganization and related transactions and is based on certain existing debt and $120.0 million of debt outstanding under the Bank Credit Facility during fiscal 1994, 1995 and 1996 and during the quarter ended July 28, 1996.

(9) Reflects dividends on Superior Preferred Stock issued to Alpine prior to the Reorganization.

(10)Adjusted to reflect an effective tax rate of 40%, which is the Company's estimate of the effective tax rate inclusive of both state and federal income taxes. The effective rate is applied to income from continuing operations before income taxes, excluding minority interest.


PRO FORMA QUARTERLY RESULTS



    The following table presents selected pro forma quarterly condensed combined financial information for each of the nine quarters through July 28, 1996. This information is unaudited, but in the opinion of the Company's management, reflects all adjustments (consisting only of normal recurring adjustments) that the Company considers necessary for a fair presentation of this information in accordance with generally accepted accounting principles. Such quarterly results are not necessarily indicative of future results of operations. The Company's net sales in the winter months are generally lower than during the summer months due to reduced construction activities by the RBOCs and the two major independent telephone companies. This seasonality is generally reflected in lower net sales for the third fiscal quarter.



                                                                               FISCAL QUARTER ENDED
                                               ------------------------------------------------------------------------------------
                                                JULY     OCT.     JAN.     APRIL      JULY      OCT.     JAN.     APRIL      JULY
                                                1994     1994     1995      1995      1995      1995     1996      1996      1996
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
                                                                      (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales....................................  $92,056  $82,558  $93,577  $100,472  $106,845  $109,076  $91,185  $110,828  $123,824
Cost of sales................................   80,801   74,824   84,920    91,464    96,747    98,036   80,284    94,713   105,447
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
  Gross profit...............................   11,255    7,734    8,657     9,008    10,098    11,040   10,901    16,115    18,377
Selling, general and administrative
 expense.....................................    3,591    3,802    3,561     3,727     3,832     3,888    3,984     4,552     4,388
Amortization of goodwill.....................      391      392      393       394       388       390      397       395       432
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
  Operating Income...........................    7,273    3,540    4,703     4,887     5,878     6,762    6,520    11,168    13,557
Interest expense.............................   (2,733)  (2,733)  (2,733)   (2,733)   (2,733)   (2,733)  (2,733)   (2,733)   (2,728)
Preferred stock dividends of subsidiary......     (300)    (300)    (300)     (300)     (300)     (300)    (300)     (300)     (300)
Other income (expense), net..................       38       39       33       121        28        (4)      (7)       38       (53)
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
  Income from continuing operations before
   income taxes..............................    4,278      546    1,703     1,975     2,873     3,725    3,480     8,173    10,476
Provision for income taxes...................   (1,831)    (339)    (801)     (910)   (1,269)   (1,610)  (1,512)   (3,389)   (4,310)
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
  Income from continuing operations..........  $ 2,447  $   207  $   902  $  1,065  $  1,604  $  2,115  $ 1,968  $  4,784  $  6,166
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
Income per share from continuing operations
 (based upon 12,024,048 shares
 outstanding)................................  $  0.20  $  0.02  $  0.07  $   0.09  $   0.13  $   0.18  $  0.16  $   0.40  $   0.51
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------
                                               -------  -------  -------  --------  --------  --------  -------  --------  --------



 PRO FORMA QUARTER ENDED JULY 29, 1995 COMPARED TO PRO FORMA QUARTER ENDED JULY
                                    28, 1996



NET SALES



    Combined net sales for the three months ended July 28, 1996 were $123.8 million, representing an increase of $17.0 million, or 15.9%, over combined net sales of $106.8 million for the same period in fiscal 1996.



    Superior's net sales of $118.0 million for the three months ended July 28, 1996, were $16.4 million, or 16.1%, greater than net sales of $101.6 million for the same period in fiscal 1996. After adjusting for the contractual pass-through of lower copper prices, in the form of reduced selling prices resulting from lower copper costs during the fiscal quarter ended July 29, 1996, net sales would have increased by approximately $21.4 million or 21.1% as compared to the July 28, 1995 fiscal quarter. Approximately $16.5 million of the adjusted increase in net sales resulted from sales volume of both wire and cable products. This increase was attributable to additional sales volume under the new multi-year supply agreements referred to above as well as to the continued increase in demand for copper wire and cable products in the local loop. The remaining $4.9 million increase in sales in the fiscal quarter ended July 28, 1996 resulted from non-copper based price increases instituted during the latter half of fiscal 1996 under the new multi-year supply agreements.



    DNE's net sales for the three months ended July 28, 1996 were $5.9 million, representing an increase of $0.6 million, or 11.2%, as compared to net sales of $5.3 million for the same period in fiscal 1996. Sales in DNE's contract manufacturing service operations increased in the current fiscal quarter by $1.4 million, offset somewhat by a decline in sales of military avionic products.



GROSS PROFIT



    Combined gross profit for the three months ended July 28, 1996 was $18.4 million, representing an increase of $8.3 million, or 82.0%, over combined gross profit of $10.1 million for the same period in fiscal 1996.



    Superior's gross profit increased by $8.4 million, or 98.3%, to $16.9 million for the three months ended July 28, 1996, as compared to $8.5 million for the same period in fiscal 1996. Superior's gross margin increased to 14.3% (13.7%, if adjusted to reflect the contractual pass through of lower copper prices) for the three months ended July 28, 1996, as compared to 8.4% for the same period in fiscal 1996. Superior's gross margins in the fiscal quarter ended July 28, 1996 reflected a continuing trend of steadily improving margins that began early in fiscal 1996. Over the last four fiscal quarters Superior's gross margin (as adjusted to reflect the contractual pass-through of a COMEX copper price of $1.10 per pound), has improved from 9.6% in the second quarter of fiscal 1996 to 11.3% and 13.8% in the third and fourth quarters of fiscal 1996, respectively, and to 14.7% in the fiscal quarter ended July 28, 1996. The continuing increase in gross margins resulted principally from the aforementioned fiscal 1996 increase in selling prices instituted pursuant to a majority of Superior's multi-year supply agreements, as well as production efficiencies caused by higher production levels and the impact of cost savings from the aforementioned completion of the integration of the Alcatel business operations.



    DNE's gross profit was $1.5 million for the three months ended July 28, 1996, representing a decline of $0.1 million, or 4.7%, as compared to $1.6 million for the same period in fiscal 1996. DNE's gross margin decreased from 30.3% to 25.9% due to the trend toward contract manufacturing operations which have a lower gross margin than DNE's other operations.



SELLING, GENERAL AND ADMINISTRATIVE EXPENSE ("SG&A EXPENSE")



    Combined SG&A expense for the three months ended July 28, 1996 was $4.4 million, representing an increase of $0.6 million, or 14.5% over SG&A expense of $3.8 million for the same period in fiscal 1996.



    Superior's SG&A expense for the three months ended July 28, 1996 was $2.3 million, an increase of $0.6 million, or 32.8% over SG&A expense of $1.7 million for the same period in fiscal 1996. This increase in SG&A expense reflected among other factors, the incremental sales and marketing staff required to support the increased level of sales and the expansion of international and other marketing activities associated with new product lines and entering new geographic markets.



    DNE's SG&A expense for the three months ended July 28, 1996 was $1.6 million which is the same as the corresponding period of fiscal 1996.



OPERATING INCOME


    Combined operating income for the three months ended July 28, 1996 was $13.6 million, representing an increase of $7.7 million, or 130.6%, as compared to combined operating income of $5.9 million for the same period in fiscal 1996. The increase in operating income was attributable to the increase in net sales at Superior, coupled with an increase in gross margins, as more fully discussed above.

INCOME FROM CONTINUING OPERATIONS


    Combined income from continuing operations for the three months ended July 28, 1996 was $6.2 million, representing an increase of $4.6 million, or 283.7%, as compared to combined income from continuing operations of $1.6 million for the same period in fiscal 1996. The increase was attributable to the same factors impacting operating income, as described above.


            PRO FORMA FISCAL 1996 COMPARED TO PRO FORMA FISCAL 1995

NET SALES

    Fiscal 1996 combined net sales were $417.9 million, representing an increase of $49.3 million, or 13.4%, over fiscal 1995 combined net sales of $368.7 million.

    Superior's fiscal 1996 net sales of $391.8 million increased $51.0 million, or 15.0%, over fiscal 1995 net sales of $340.8 million. Approximately $18.0 million of the increase in net sales was attributable to the contractual pass through, in the form of increased selling prices, of higher copper costs in fiscal 1996. Of the remaining $33.0 million increase in net sales, approximately $6.0 million resulted from non-copper based price increases instituted during fiscal 1996 under multi-year customer supply agreements with the remainder of the increase (approximately $27.0 million) being the result of higher unit sales volumes.

    Higher unit sales volumes in fiscal 1996 occurred across all of Superior's product lines. The increase in unit sales volume was attributable to an expansion of multi-year contractual arrangements under new contract awards with several RBOCs and a major independent telephone holding company, as well as to a general increased level of demand for telecommunications wire and cable products.

    DNE's net sales in fiscal 1996 were $26.2 million, which represented a decline of $1.7 million, or 6.2%, as compared to fiscal 1995. Increased sales in the Company's contract manufacturing services operations and military data communications and avionics operations were offset by completion in fiscal 1995 of a major contract with NASA for the manufacture of hardware interface modules.

GROSS PROFIT

    Combined gross profit in fiscal 1996 was $48.2 million, representing an increase of $11.5 million, or 31.4%, over fiscal 1995 combined gross profit of $36.7 million. The combined gross margin in fiscal 1996 was 11.5% as compared to 9.9% in fiscal 1995.


    Superior's gross profit increased by $11.8 million, or 41.6%, to $40.3 million in fiscal 1996. Superior's fiscal 1996 gross margin increased to 10.3% (10.8% if adjusted to reflect increases in copper prices) as compared to 8.3% in fiscal 1995. The improvement in Superior's gross margin was reflective of a positive trend which began in the second fiscal quarter of fiscal 1996 and continued through the end of the fiscal year. During fiscal 1996, Superior's gross margin (as adjusted to reflect the contractual pass-through of a COMEX copper price of $1.10 per pound) was 8.3% in the first quarter, increasing to 9.6%, 11.3% and 13.8% for the second, third and fourth quarters, respectively. The continued improvement in gross margin during fiscal 1996 resulted from: (i) the aforementioned price increases instituted during fiscal 1996, the primary impact of which was reflected in the third and fourth quarters of the fiscal year; (ii) non-copper raw material cost reductions, impacting primarily the fourth quarter of fiscal 1996; (iii) improved production efficiencies caused by higher production levels; and (iv) cost savings resulting from the completion of the integration of the Alcatel Business operations during the latter half of the fiscal year.


    DNE's gross profit for fiscal 1996 was $7.9 million, representing a decline of $0.3 million, or 4.1%, as compared to fiscal 1995. The reduction in DNE's fiscal 1996 gross profit was attributable to lower net sales, the effect of which was partially offset by a slight increase in DNE's gross margin in fiscal 1996 compared to fiscal 1995.


SELLING, GENERAL AND ADMINISTRATIVE EXPENSE



    Combined SG&A expense in fiscal 1996 was $16.3 million, an increase of $1.6 million, or 10.7%, as compared to fiscal 1995.

    Superior's SG&A expense in fiscal 1996 was $8.4 million, an increase of 36.3%, as compared to fiscal 1995 SG&A expenses of $6.2 million. This increase was attributable to a number of factors including duplicative transitionary data processing charges associated with the Alcatel acquisition, expansion of international and other marketing activities associated with new product lines and entering new geographic markets, increase in sales and marketing staff to support the overall increase in sales demand, and higher expenses associated with the development and support of data processing systems upgrades.


    DNE's SG&A expense declined by $0.7 million or 10.2%, to $5.8 million in fiscal 1996. This reduction was due primarily to a reorganization of DNE's sales and marketing efforts and the elimination of overhead associated with activities in non-strategic product lines and markets.

OPERATING INCOME
    Combined operating income was $30.3 million in fiscal 1996, an increase of $9.9 million, or 48.6%, as compared to fiscal 1995. The increase in operating income was attributable to the factors discussed above including an increase in Superior's net sales volume and in its gross margins resulting from price increases and cost reductions.

INCOME FROM CONTINUING OPERATIONS

    Combined income from continuing operations for fiscal 1996 of $10.5 million represented an increase of $5.8 million, or 126.5%, over fiscal 1995 combined income from continuing operations of $4.6 million. This increase was attributable to the same factors that gave rise to the increase in combined operating income.


            PRO FORMA FISCAL 1995 COMPARED TO PRO FORMA FISCAL 1994

NET SALES
    Fiscal 1995 combined net sales were $368.7 million, representing an increase of $35.1 million, or 10.5%, over fiscal 1994 combined net sales of $333.6 million.

    Superior's net sales for fiscal 1995 of $340.8 million, were $28.9 million, or 9.3% greater than fiscal 1994 net sales of $311.9 million. However, a majority of the fiscal 1995 sales increase ($27.0 million) was attributable to the pass-through of higher copper costs during fiscal 1995. Excluding the impact of such higher copper costs, Superior's fiscal 1995 net sales were relatively constant compared to fiscal 1994 net sales.


    During fiscal 1995, Superior's stand-alone historic operations (excluding the pro forma impact of the Alcatel Business) reflected a $29.6 million, or 27.6%, increase in net sales (of which approximately $9.0 million, or 6.5%, was attributable to the impact of higher copper costs). This increase in net sales from Superior's stand-alone historic operations included a $15.6 million increase in sales of wire products, which increase included the impact of two new multi-year supply agreements for distribution wire products and increased sales of premise wire products (including UTP). Sales growth in fiscal 1995 from Superior's historical operations also included a $5.0 million increase in distribution cable product sales, again resulting from new multi-year supply agreement awards.


    The stand-alone historical operations of the Alcatel Business in fiscal 1995 reflected a decline in net sales of $0.7 million ($18.0 million after eliminating the impact of the pass-through of higher copper costs). The decline of $18.0 million resulted from a decrease in both sales volume and selling prices. The decrease in sales volume, estimated at $10.0 million, was the result of the loss of two major RBOC contracts in the latter part of fiscal 1994 (a portion of which was awarded to Superior), and reflected a trend in the RBOC market towards the concentration of supplier relationships. Partially offsetting the reduction in sales volume from the aforementioned RBOC contracts, was the impact of higher sales in the spot market and the impact of two new multi-year supply agreements entered into by the Alcatel Business in the first half of fiscal 1995. The lower selling prices were the result of weak market conditions that affected the Alcatel Business during that period.

    DNE's net sales in fiscal 1995 increased by $6.3 million, or 28.9%, to $27.9 million. This increase was attributable to the aforementioned NASA contract which accounted for $7.0 million in fiscal 1995 revenues. Net sales of datacommunications and avionics products to the military declined in fiscal 1995 to $15.9 million as compared to $18.6 million in fiscal 1994. The decline in military product sales was offset by growth in commercial contract manufacturing revenues of approximately $3.5 million in fiscal 1995.

GROSS PROFIT

    Combined gross profit for fiscal 1995 as compared to fiscal 1994 declined by 13.4%, or $5.7 million, to $36.7 million. The combined gross margin for this period declined from 12.7% in fiscal 1994 to 9.9% in fiscal 1995.

    Superior's gross profit in fiscal 1995 of $28.4 million reflected a decline of $5.7 million as compared to fiscal 1994. During this same period, the gross margin declined from 10.9% in fiscal 1994 to 8.3% (9.1% if adjusted to reflect increases in copper costs) in fiscal 1995. In fiscal 1995, Superior's stand-alone historical operations reflected an increase in gross profit of $4.3 million (a 44.0% increase over fiscal 1994). During this same period, the gross margin from Superior's historic operations increased to 10.4% (11.0% if adjusted to reflect increases in copper costs) in fiscal 1995 from 9.2% in fiscal 1994. The improvement in gross margin from Superior's historical operations in fiscal 1995 was the result of: (i) the increase in, and the higher proportion of sales of distribution wire and premise wire which typically generate higher percentage margins than sales of distribution cable; (ii) the increase in overall product demand in the latter half of fiscal 1995 and the reduction in industry-wide capacity resulting in higher pricing on products not subject to multi-year supply agreements; and (iii) improved production efficiencies caused by higher production levels.

    The fiscal 1995 gross profit for the historical operations of the Alcatel Business declined by $9.9 million as compared to fiscal 1994. The gross margin for this same period declined from 10.4% to 5.5% (7.5% if adjusted to exclude the impact of the pass-through of higher copper costs). The reduction in the Alcatel Business's historical gross profit and gross margin during fiscal 1995 was the result of the replacement of lost contract business with spot market sales and business under new supply agreements in the latter half of fiscal 1994, which was during a period of extremely competitive market pricing.

    During fiscal 1995, DNE's gross profit remained relatively unchanged at $8.2 million. During this same period, DNE's gross margin declined from 38.1% in fiscal 1994 to 29.5% in fiscal 1995. A trend in product mix toward lower margin commercial and government contract manufacturing services caused this decline.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE


    Fiscal 1995 combined SG&A expense was $14.7 million, representing an increase of $0.9 million, or 6.2%, over fiscal 1994 combined SG&A expense of $13.8 million.



    Superior's SG&A expense in fiscal 1995 was $6.2 million, an increase of $0.9 million over fiscal 1994 SG&A expense. This increase reflected higher marketing and engineering expense associated with the expansion of Superior's product lines into the premise wire markets and the growth in revenues in Superior's traditional wire and cable products and markets.



    DNE's SG&A expense in fiscal 1995 as compared to fiscal 1994 was constant at $6.5 million.


OPERATING INCOME
    In fiscal 1995, combined operating income was $20.4 million, representing a decline of $4.8 million as compared to fiscal 1994. Such decline was due primarily to the lower comparative gross profit in fiscal 1995 which was attributable to lower sales volumes and gross margins in the historical operations of the Alcatel Business during such period.

INCOME FROM CONTINUING OPERATIONS

    Combined income from continuing operations for fiscal 1995 of $4.6 million represented a decline of $2.7 million compared to fiscal 1994 combined income from continuing operations of $7.3 million. This decline was attributable to the same factors that gave rise to the decline in combined operating income.

           SUPPLEMENTAL COMMENTS ON HISTORICAL RESULTS OF OPERATIONS

    During fiscal 1994 and 1996, the Company completed the acquisition of Superior (November 10, 1993) and the Alcatel Business (May 11, 1995). These acquisitions significantly increased the Company's net sales and had a major impact on its operating results and its financial condition and liquidity. The operations of each entity are included in the historical operating results of the Company from the respective acquisition dates.

NET SALES
    Fiscal 1996 combined net sales were $410.4 million, representing an increase of $245.9 million, or 149.5%, as compared to fiscal 1995 combined net sales of $164.5 million. This increase is primarily attributable to the inclusion of the net sales of the Alcatel Business acquired on May 11, 1995.

    Superior's net sales for fiscal 1996 increased by $247.7 million, or 181.3% to $384.2 million compared to fiscal 1995 net sales of $136.6 million. This increase is primarily attributable to the Alcatel acquisition. However, also contributing to the increase in Superior's net sales was the contractual pass through, in the form of increased selling prices, of higher copper costs in fiscal 1996, price increases on multi-year contracts negotiated during the period and strong overall demand for copper wire and cable products. Partially offsetting the increase in fiscal 1996 net sales was a $1.7 million decline in DNE revenues. During fiscal 1996, DNE continued its transition away from its dependence on defense and government markets by increasing its commercial contract manufacturing services sales.

    The increase in the Company's fiscal 1995 net sales of $96.0 million, or 140.1%, as compared to fiscal 1994 was primarily attributable to the inclusion of Superior's net sales for the full fiscal year as opposed to five and one-half months in fiscal 1994.

GROSS PROFIT
    Combined gross profit increased by $25.2 million in fiscal 1996 to $47.6 million compared to combined gross profit of $22.4 million in fiscal 1995, while the combined gross margin declined from 13.6% in fiscal 1995 to 11.6% in fiscal 1996. The increase in gross profit as well as the decline in the gross margin is primarily attributable to the increasing contribution of Superior. Superior operates in a lower gross margin industry than that in which DNE operates and, therefore, as Superior's gross profit becomes a greater proportion of total gross profit, the gross margin percentage declines. On a separate entity basis, Superior's gross profit increased in fiscal 1996 by $25.5 million to $39.7 million, while gross margin remained constant at 10.4%. DNE's gross profit for fiscal 1996 declined from $8.2 million in fiscal 1995 to $7.9 million, resulting from a decrease in net sales, while gross margins remained constant at 30.0%.

    Combined gross profit increased in fiscal 1995 by $10.1 million to $22.4 million, while combined gross margin declined from 17.9% in fiscal 1994 to 13.6% in fiscal 1995. The increase in combined gross profit and decrease in combined gross margin were primarily the result of the inclusion of Superior's operations for the full fiscal year. The decline in DNE's gross margin from 38.1% in fiscal 1995 to 29.5% in fiscal 1996, caused primarily by the aforementioned change in product mix from high margin government sales to lower margin contract manufacturing services, contributed to the decline in the Company's combined gross margin.

SELLING, GENERAL AND ADMINISTRATIVE EXPENSE

    Combined SG&A expense increased in fiscal 1996 to $14.2 million from $11.6 million in fiscal 1995. SG&A expense as a percentage of net sales, however, declined from 7.1% in fiscal 1995 to 3.5% in fiscal 1996. The increase in SG&A expense is primarily attributable to an increase of $3.4 million in SG&A expense at Superior resulting from the acquisition of the Alcatel Business, which was partially offset by a decline of $0.7 million in DNE's SG&A expense. The reduction in DNE's SG&A expense resulted from the reorganization of DNE's sales and marketing efforts, and the termination of overheads associated with non-strategic product lines and markets. The decline in SG&A expense as a percentage of net sales is principally the result of the increase in net sales resulting from the acquisition of the Alcatel Business without a corresponding percentage increase in SG&A expense. The percentage of SG&A expense to net sales for Superior on a standalone basis was 3.7% and 2.2% in fiscal 1995 and 1996, respectively.

    The increase in fiscal 1995 SG&A expense of $2.7 million as compared to fiscal 1994 resulted from the addition of Superior's results of operations for the full fiscal year.

INTEREST EXPENSE
    Combined interest expense increased to $17.4 million in fiscal 1996 from $3.7 million in fiscal 1995, an increase of $13.7 million. This increase resulted primarily from the debt incurred in connection with the Alcatel acquisition. Similarly the increase in combined interest expense of $1.8 million in fiscal 1995 as compared to fiscal 1994 resulted from debt incurred in connection with the Superior acquisition.

                        LIQUIDITY AND CAPITAL RESOURCES


    For the three months ended July 28, 1996, the historical combined statement of cash flows of Superior and DNE included cash flows provided by operating activities of $12.3 million, which included $4.1 million in cash flows generated from reductions in working capital accounts consisting primarily of a $10.0 million decrease in inventories, offset by a $6.9 million decrease in accounts payable due to seasonal working capital adjustments. Cash flows used for investing activities amounted to $1.6 million, consisting primarily of capital expenditures. Cash flows used for financing activities amounted to $11.1 million, of which $11.0 million represented a reduction of amounts outstanding on intercompany loans.


    For the year ended April 28, 1996, the historical combined statement of cash flows for Superior and DNE included cash flows provided by operating activities of $27.2 million, which included $10.3 million in cash flows generated from reductions in working capital accounts consisting primarily of a $11.2 million increase in accounts payable offset by a $2.7 million increase in accounts receivable. For this same period cash flows used by investing activities amounted to $111.8 million, which included $103.4 million related to the Alcatel acquisition, $5.4 million related to the BICC Transaction and $4.3 million in recurring capital expenditures. Cash flows provided by financing activities amounted to $84.6 million for the year ended April 28, 1996. The components of cash flows provided by financing activities included $140.0 million in proceeds from notes issued by Superior (the "Superior Notes") to finance the initial
Alcatel acquisition along with $112.6 million in proceeds from intercompany loans (net of repayments) which were used to repay the Superior Notes.


    On a pro forma basis, giving effect to the Reorganization and related transactions, the Company's capital structure will consist of $131.8 million in debt and $24.0 million in total stockholders' equity (see "Capitalization" and "Pro Forma Condensed Combined Financial Statements"). The pro forma debt balance will include $120.0 million outstanding under the Bank Credit Facility (assuming a public offering price of $16.00 per share). Additional availability under the Bank Credit Facility after completion of this Offering is expected to be $30.0 million. Obligations under the Bank Credit Facility are expected to be guaranteed by each of the Company's subsidiaries. The loans under the Bank Credit Facility are expected to be secured by the common stock of each direct and indirect subsidiary of the Company and all other equipment, property, inventory and accounts receivable of each such subsidiary. The Bank Credit Facility is expected to contain customary performance and financial covenants.



    As a result of the Alcatel acquisition, on a pro forma basis to reflect the Reorganization, the Company's ratio of debt plus preferred stock to equity will have increased from 1:1.3 at April 30, 1995 to 2.4:1 at April 28, 1996, to 6.3:1 on a pro forma basis for this Offering at July 28, 1996. However, the Company's debt financing costs will decline as a result of the Reorganization from approximately 13.8% per year in fiscal 1996 to approximately 8.3% per year on a pro forma basis for the quarter ended July 28, 1996 and the ratio of EBITDA to interest expense plus preferred dividends will improve from 2.3:1 for the year ended April 28, 1996 to approximately 3.9:1 pro forma for the twelve months ended July 28, 1996. Based on the operating cash flows that the Company generated over fiscal 1996 and the three months ended July 28, 1996, as discussed below, the Company expects to generate sufficient funds from operations to enable it to reduce the balance under the Bank Credit Facility over the next twelve months.

    During the remainder of fiscal 1997, the Company expects to have principal debt service requirements of $0.4 million and intends to invest $4.5 million to $6.5 million in capital expenditures for product line expansions, cost reductions and maintenance of business activities. The Company does not anticipate any other material commitments over this period.



    The Company experienced significant growth in operating cash flows during fiscal 1996 and for the three months ended July 28, 1996 due to (i) the impact of the Alcatel Acquisition, (ii) improvements in gross margin and (iii) improvements in working capital management. During the twelve months ended July 28, 1996, on a pro forma basis, the Company generated $46.8 million in EBITDA and approximately $20.8 million in cash flows after income taxes, debt service and capital expenditures. These amounts would have been available to reduce the balance under the Bank Credit Facility, make additional investments in existing and new business opportunities or increase cash balances. The Company believes that its cash flows from operating activities will be sufficient to cover its principal debt service requirements and its capital expenditures over the next twelve-month period.


    The Company's business is subject to significant risks that could cause the Company's results to differ materially from those expressed in any forward-looking statements made in this Prospectus. These risks include the matters set forth above under this caption, under "Risk Factors," and elsewhere herein.

                                    BUSINESS

INTRODUCTION


    The Company is a leading manufacturer of copper telecommunications wire and cable products for the local loop segment of the telecommunications network in the United States. It also develops and manufactures data communications and other electronic equipment, including multiplexers, for defense, government and commercial applications.


    The Company has led a recent consolidation in the telecommunications copper wire and cable industry by acquiring the Alcatel Business in May 1995 and consummating the BICC Transaction in November 1995. Through these acquisitions, the Company increased its annual production capacity from 28 bcf in one plant to an aggregate of 92 bcf in four geographically diverse plants. The Company believes that it has successfully integrated its acquired businesses, particularly by implementing improved production techniques at each of its plants and reducing the cost structure of its operations.


    Due to further industry-wide consolidation, total industry capacity has been reduced, the number of manufacturers has declined and the size of those remaining has increased. As a result, the Company has become a key supplier of copper wire and cable to six of the seven RBOCs and the two major independent telephone companies and believes that it will continue to be able to compete effectively as its major customers consolidate their vendor base in order to stablilize their sources of supply and ensure timely delivery of quality products on a consistent basis. The Company estimates that its pro forma share of domestic copper telecommunications cable and wire production was over 30% for fiscal 1996. The industry consolidation, increased demand for copper telecommunications wire and cable and the resulting changes in the nature of customer relationships have led to a recent improvement in the pricing environment for the Company's products.


TELECOMMUNICATIONS WIRE AND CABLE

    INDUSTRY OVERVIEW

    Copper wire and cable is the most widely used medium for transmission in the local loop portion of the telecommunications infrastructure. The Company believes that copper will continue to be the transmission medium of choice in the local loop due to factors such as: the installed base of copper cable in the local loop representing an investment of over $150 billion that must be maintained by the RBOCs and other local telephone companies; the lower installation and maintenance costs of copper compared to optical fiber and other media; technological advancements that expand the bandwidth of the installed local loop copper network, such as ISDN, HDSL and ADSL, which allow the continued use of copper as the transmission medium for the new voice, data, video and multi-media uses demanded by customers; the increasing demand for new services, which, because of technological advances, can be supported by a copper-based local loop; and the increasing demand for multiple residential access lines.

    Demand for copper telecommunications wire and cable is dependent on several factors, including the rate at which new lines are installed in homes and businesses; the level of spending for highways, bridges and other parts of the infrastructure, which often necessitates installation of new telecommunications cable; and the level of general maintenance spending by telephone companies. The installation of new access lines is in turn dependent on the level of new construction and, increasingly in recent years, on demand for second telephone lines and lines dedicated to facsimile machines and computer modems, which are used for, among other purposes, business communications and access to the Internet.


    Based on the most recently available  data published by the U.S.  Department of Commerce, the Company estimates that domestic production of copper telecommunications distribution wire and cable was $1.2 billion in 1994. A substantial majority of Superior's products sold in the United States are purchased by the RBOCs and other domestic telephone companies. Prior to the break-up of AT&T in 1984, it was the sole supplier of copper telecommunications wire and cable products to its operating companies. However, after the break-up, the RBOC market became open to all suppliers. It is estimated that the seven RBOCs purchase approximately 60% of the copper telecommunications distribution wire and cable purchased by U.S. telephone companies, while the two major independent telephone holding companies (GTE Corporation and North Supply (Sprint) Corporation) purchase approximately 21% and over 1,200 small local telephone operating companies purchase the remainder.


    The Company believes it is well-positioned to take advantage of the rapid changes in the telecommunications industry as the demand for voice, data and video services over the local loop increases dramatically and new technologies and products are developed to enable the local loop to satisfy that demand.

    Installed Base. The local loop is the segment of the telecommunications network that connects the customer's premises to the nearest telephone company wire center or central office. It comprises approximately 160 million residential and business access lines in the United States. The installed base of copper wire and cable in the local loop represents an investment of over $150 billion that must be maintained by the RBOCs and other local telephone companies. Although other media, such as fiber optic cable, are used for trunk lines between central offices, substantially all local loop lines continue to be copper-based. Local loop lines are continually maintained and replaced, providing a steady demand for copper wire and cable.


    Lower Installation Costs and Ease of Repair. The Company believes that in the local loop, copper has significantly lower installation costs and is easier to repair than other media primarily because it does not require an additional power source and other electronics. Installation of fiber optic cable is both capital and labor intensive, and deployment of fiber optic cable generally has been limited to trunk and feeder lines and wide area loop configurations.


    Technological Advances. Copper dominance in the local loop continues to be supported by technological advances that expand the use and bandwidth of the installed local loop copper network. These advances include ISDN and DSL technologies, including HDSL and ADSL. These technologies permit telecommunications carriers, private network owners and end-user consumers to employ the existing copper wire and cable infrastructure for high speed and bandwidth-intensive applications.
    ISDN is a set of digital transmission signaling protocols and interfaces that provides end-to-end digital connectivity to support a wide range of services. ISDN service over the existing copper local loop is rapidly expanding due to the increased demand for digital telecommunications applications such as remote office connectivity and Internet access. The Company believes that globally-standardized ISDN service will become a widely-used vehicle for digital network services, including Internet access, and that it will support the continued dominance of copper wire and cable in the local loop.

    Another technological advance is DSL technology. DSL technology, which includes ADSL and HDSL, has increased the bandwidth capacity of copper wire and cable products in the local loop through sophisticated multiplexing and modulation techniques. DSL technology currently expands the bandwidth capacity of twisted pair copper wire in the local loop from 1.5 million bits per second ("bps") (over a T-1 line) to over 6 million bps.


    ADSL transmits interactive video and data services including video on demand, on-line shopping, banking and other data services, as well as Internet access, over the existing copper-based local loop, requiring substantially less investment of capital and labor than alternatives such as installing fiber optic or hybrid fiber optic/coaxial cable products in the local loop. ADSL is asymmetric in that it is high bandwidth in one direction and lower bandwidth in the other. This arrangement is primarily intended to support one way high bandwidth applications, such as the provision of broadcast quality video into the home. It is easily installed and portable, relatively inexpensive compared to fiber optic or coaxial cable, and can be deployed for an individual user anywhere in the network in a short time period.


    HDSL, as opposed to ADSL, derives its name from the high bandwidth that is transmitted in both directions over twisted pair copper wire. HDSL provides advanced digital voice, data and video services to local loop customers with a high level of signal quality over the existing copper infrastructure while doubling the distance a digital signal can travel without the need for amplification or repeaters. In contrast to fiber optic cable applications, HDSL uses a minimal amount of power on the remote end of the line, making the traditional power supplied by copper telecommunications wire sufficient for its use. In corporate campuses of office buildings, several satellite locations can be linked with HDSL quickly and inexpensively, using existing copper wire to produce the equivalent of fiber optic quality transmission.
    Demand for New Services. Technological advances, regulatory developments and increased competition among service providers have accelerated the demand for and introduction of new bandwidth intensive telecommunication services. These services include integrated voice and data, broadcast and conference quality video, Internet and on-line data services access, high speed LAN to LAN connectivity, collaborative network processing and other specialized, bandwidth-intensive applications.
    Demand for Multiple Residential Access Lines. An increasing number of U.S. households are installing additional access lines for multiple telephone lines, facsimile machines, access to the Internet, home offices and other purposes. Additional access lines increase the demand for copper telecommunications wire and cable in the local loop.

    BUSINESS STRATEGY

    The Company believes that the ongoing alignment of productive capacity with market demand, technological developments that have enhanced the ability of end-users to utilize the existing copper wire and cable telecommunications infrastructure for high speed data, video and imaging transmissions, industry consolidation and the Company's emphasis on new, higher margin products will strengthen the Company's competitive position, profitability and cash flow.

    The Company's strategy in the telecommunications products business is to (i) respond to the current and changing needs of its customers' communications networks and continue to expand its business in the local loop by continuing to develop, manufacture and sell a full line of copper wire and cable products;
(ii) expand its product lines to include transmission media such as data cable, including UTP products, and hybrid wire products, including coaxial/copper wire and fiber optic/copper wire combinations; (iii) take advantage of strategic acquisition opportunities in data cable, the local loop and its other markets; and (iv) expand its international business through increased export sales and the establishment of joint ventures or similar arrangements.

    PRODUCTS

    Through Superior, the Company manufactures a wide variety of copper telecommunications wire and cable products. Cable is the transmission medium in the part of the local loop from a local telephone company's central office to a subscriber's property line; wire is the transmission media that begins at the subscriber's property line and runs to the subscriber's access device, and may be either outside or on-premises. The Company's products include distribution cable and wire and premises wire products, ranging in size from a single twisted pair wire to a 4,200 pair cable. These products are variously configured for aerial and underground use in the local loop and for on-premise applications.

    The basic unit of virtually all copper telecommunications wires and cables is the "twisted pair," a pair of insulated wires twisted around each other. Both wires in the pair are used to complete the telecommunications connection. Twisted pairs are bundled together to form telecommunications wires and cables. In calculating bcf, the length of each wire in a twisted pair is counted.

    Superior's copper telecommunications cable products range in size and are differentiated by design variations depending on where the cable is to be installed. Cable products used for direct underground burial are designed to be water resistant and are filled with compounds to prevent moisture from getting into the cable structure. The individual copper wires in these cables utilize either a solid polyethylene or polypropylene insulation or cellular polyethylene covered with a solid polyethylene skin. Cable products used for underground duct or aerial applications, where water penetration is not a major concern, are designed with solid polyethylene insulation and no filling compound. The copper telecommunications cable products normally have metallic shields for mechanical protection and electromagnetic shielding of the copper wires, as well as an outer polyethylene jacket.

    Superior's distribution wire products range in size from a single twisted pair to a six-pair product. Similar to copper cable products, distribution wire products are designed for both direct burial and aerial applications and are also manufactured in a variety of designs, including a number of different metallic shield configurations and several different jacketing materials.

    Superior's copper telecommunications wire for interior use, or premises wire, generally ranges in size from a single twisted pair to a four-pair product. Premises wire is used within buildings to connect telecommunications devices (telephones, facsimile machines and computer modems) to the telecommunications network and, in commercial buildings, to establish LANs. All of Superior's premises wire has been listed by Underwriters' Laboratories, which is required by most local building codes. Construction of premises wire differs from distribution wire and cable.

    An important element of the Company's strategy in the wire and cable business is to expand into performance-enhanced copper-based wire products that provide opportunities for higher growth and higher margins than the Company's current product lines. The Company will attempt to sell a broader range of wire and cable products to its existing customers. As described below, the Company has introduced and is in the process of introducing a number of new products in this regard.

    In fiscal 1995, Superior introduced a line of UTP copper wire products designed for high-speed data transmission across private networks. The Company believes that UTP, which was first introduced into the market in the early 1990s as an alternative to fiber optic cable, has become the medium of choice for private data network communications due to its (i) significant installation and maintenance cost advantages over fiber optic cable and (ii) its performance capabilities, which are sufficient to address a substantial portion of the market for private data networks requiring high-speed transmission rates.

    The Company also has recently developed or is in the process of developing a number of other new products, including (i) hybrid products combining twisted-pair copper wires with coaxial or fiber optic cable for distribution service, (ii) aerial drop non-metallic support products, which utilize fiberglass yarn and twisted-pair copper wires for distribution service and (iii) riser products, which are copper wires used inside high-rise buildings or telephone central offices for vertical connections providing voice and data transmissions. Sales to date of these products have not been material.

    MARKETING AND DISTRIBUTION


    For the twelve months ended July 28, 1996, 88.2% of Superior's net sales were to the RBOCs and the two major independent telephone companies, 10.7% were sold to other telephone companies in the United States and Canada, construction companies and others and the remaining 1.1% were sold outside the United States and Canada.



    Superior sells to the RBOCs and two major independent telephone companies on a direct basis through a sales force of five salespersons. The remainder of Superior's products are sold through distributors, original equipment manufacturers and sales representatives and agents. The Company believes that there will be opportunities for international expansion of its wire and cable business, either through export sales or the establishment of joint ventures or similar arrangements.


    Superior's sales to telephone companies are generally pursuant to multi-year supply agreements in which the customer agrees to have Superior supply certain of the customer's wire or cable needs as the primary supplier during the term of the agreement. Prior to awarding a contract, customers forecast their needs and manufacturers such as Superior bid and quote prices based upon the forecasted order amount, although customers are not obligated to purchase the forecasted amount or any minimum amount. Superior currently has multi-year agreements with respect to certain of its wire and cable products with six of the seven RBOCs and with two major independent telephone companies. For the twelve months ended July 28, 1996, sales to Bell South Corporation, North Supply Corporation (Sprint), GTE Corporation, SBC Corporation and NYNEX Corporation accounted for 20.4%, 17.0%, 16.3%, 13.5% and 12.8% of Superior's net sales, respectively. No other single customer accounted for more than 10% of Superior's net sales. Additionally, as is customary in the industry, the Company's sales to customers other than large telephone companies are primarily on the "spot" market on the basis of short-term purchase orders. In recent years these sales have declined as a proportion of total sales.


    MANUFACTURING

    Copper rod is the base component for most of Superior's wire and cable products. The manufacturing processes for these products require that the copper rod be drawn and insulated. Superior purchases copper rod of 5/16" diameter from third-party suppliers. Superior then "draws" the wire to one of four American wire gauges ("AWGs"). Wire drawing is the process of reducing the conductor diameter by pulling the copper rod through a converging die until the specified AWG is attained. Since the reduction is limited by the breaking strength of the conductor, this operation is repeated several times internally within the machine. As the wire becomes smaller, less pulling force is required. Therefore, machines operating in specific size ranges are required. Take-up containers or spools are generally large, allowing one person to operate several machines. Individual copper wires are then typically insulated with plastic compounds through an extrusion process. Extrusion involves the feeding, melting and pumping of a compound through a die to shape it in final form as it is applied to insulate the wire. Superior uses five primary types of insulating material compounds: high density polyethylene, high density cellular polyethylene foam, flame retardant polyethylene, fluoropolymers and polyvinyl chloride. Superior purchases these insulating compounds from a variety of suppliers.

    Superior's products also require that the wire be "twisted" so that two insulated single conductors are combined to create a twisted pair. Superior's products are often "cabled" or "stranded" so that multiple twisted pairs of insulated wires are combined to form larger units of multiple pair cables. Typically, cabling or stranding is done only on large (I.E., 25 or more) numbers of pairs. Smaller numbers of pairs (I.E., fewer than 25) are not cabled, but are sent directly for jacketing.

    Once insulated, Superior's copper wire and cable products are "jacketed" or covered through the application of filling, flooding and shielding compounds to the insulated wire. Products to be installed underground are protected by metallic shielding (E.G., aluminum and steel) for electrical and mechanical isolation and by plastic compounds of polyvinyl chloride or polyethylene for protection against water and other sources of corrosion and interference. After the wire and cable products are fabricated, they are packaged and shipped either directly to customers or to distributors.

    RAW MATERIALS

    The principal raw materials used by Superior in the manufacture of its wire and cable products are copper, aluminum, bronze, steel and plastics such as polyethylene and polyvinyl chloride. These raw materials are available from several sources and Superior has not experienced any shortages in the recent past.

    The cost of copper, the most significant raw material used by Superior in its wire and cable business, has been subject to considerable volatility over the past several years. However, this volatility has not had, nor is it expected to have, an impact on Superior's profitability due to customers' contractual arrangements that provide for the pass-through of changes in copper costs through price revisions. Nevertheless, sharp increases in the price of copper can reduce demand if telephone companies decide to defer their purchases of copper telecommunications wire and cable products until copper prices decline.

    The production of UTP products is dependent upon teflon, which is currently manufactured by only two producers and is in short supply. As a result, Superior is currently evaluating alternative production methods in order to increase the quantity of production per pound of teflon or to eliminate its requirement. Until this is resolved or the supply of teflon increases, Superior will have to limit its production of UTP. From time to time, particular plastics have been difficult to obtain, but in recent years none of these shortages has required Superior to limit production. The inability of Superior to obtain sufficient quantities of raw materials could adversely affect its operating results.

    FOREIGN SALES


    The Company's telecommunications wire and cable business has a plant in Winnipeg, Manitoba that supplies both the Canadian and U.S. markets. Superior's net sales for the twelve months ended July 28, 1996 to customers outside the United States and Canada were $4.4 million, or 1.1% of sales, of which the majority were in Latin America.


    COMPETITION


    The copper telecommunications wire and cable business is very competitive. Superior has three major domestic competitors in the copper telecommunications wire and cable business: Cable Systems International, Inc., General Cable Corporation, a subsidiary of Wassall, plc; and Essex Group Incorporated, a subsidiary of BCP/Essex Holding, Inc. Competition in this market is based on price, service and quality. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Results of Operations." Because several RBOCs have adopted policies of limiting the number of their suppliers and requiring that these suppliers provide additional services, the degree of competition based on service is increasing.



DATA COMMUNICATIONS AND ELECTRONICS


    Through DNE, the Company designs and manufactures data communications equipment, integrated access devices and other electronic equipment for defense, government and commercial applications. It the largest supplier to the U.S. defense forces of data and voice multiplexers used in tactical secure military applications. Multiplexers are integrated access devices that combine several information-carrying channels into one line, thereby permitting simultaneous multiple voice and data communications over a single line. DNE also produces military avionic products, including switches, dimmers, relays and other electronic controllers, sensors and refueling amplifiers.


    The Company is considering the expansion of its data communications products business by developing commercial versions of its integrated access devices and marketing them to the telecommunications industry, including the Company's telecommunications wire and cable customers. Such development efforts potentially could require a significant investment of capital. The Company has developed and begun marketing a data and voice multiplexer product for the commercial market.


    The Company has reduced its dependence on the defense market in recent years primarily by taking advantage of opportunities to manufacture equipment on a contract basis. The Company provides contract manufacturing services for subassembly equipment to approximately five original equipment manufacturers in the technology industry and NASA. The Company expects to expand its contract manufacturing services business for its existing commercial customers and to add additional commercial customers in the future, while sales to NASA are not expected after the current contract expires in fiscal 1997. In fiscal 1996, DNE's sales to customers other than departments of the U.S. government accounted for 33.6% of DNE's sales, compared to 17.7% in fiscal 1995.

RESEARCH AND DEVELOPMENT

    In response to the changing requirements of the telecommunications industry, Superior has focused its recent product development activities on performance enhanced copper-based wire products that are designed to meet the existing and future needs of the telephone companies. Several of these projects have been undertaken in conjunction with Superior's telephone company customers and include the development of composite cables that include copper twisted pair wire and coaxial cable or optical fibers in a single cable construction. Superior is currently developing shielded twisted pair products and the retail packaging of certain of its products for on-premise use as well as extensions of its UTP products, such as patch cords for use in connecting Superior products within premises and 25-pair UTP cables for certain data transmission applications. The Company expects to explore new product development opportunities to meet the evolving needs of its customers.

    In response to the evolving product needs of its customers, the Company intends to spend approximately $2.0 million in fiscal 1997 for the establishment and operation of a product development center. The purpose of this center will be to design, develop and test new telecommunications wire and cable products, including hybrid coaxial and fiber optic cable and wire products.

    In order to compete for contracts, DNE frequently invests its own funds on research and development in order to determine the financial and practical feasibility of manufacturing the products. DNE is currently in the process of developing a new multiplexer for secure communications for a U.S. government agency.

PROPERTIES

    The Company conducts its operations primarily at the facilities described below:


                                                                     SQUARE
LOCATION                                       PRODUCTS              FOOTAGE         LEASED/OWNED
- -----------------------------------  -----------------------------  ---------  ------------------------
Brownwood, Texas...................  Telecommunications               328,000  Leased (expires 2013)
                                     distribution wire and cable
                                     and premise wire
Tarboro, North Carolina............  Telecommunications               295,000  Owned
                                     distribution wire and cable
Winnipeg, Manitoba.................  Telecommunications               190,000  Owned
                                     distribution wire and cable
                                     and premise wire
Elizabethtown, Kentucky............  Telecommunications               163,000  Owned
                                     distribution cable
Wallingford, Connecticut...........  Data communications              155,000  Owned
                                     and electronics
Atlanta, Georgia...................  Corporate offices                 20,000  Leased (expires 2001)


    Depending on product mix, aggregate capacity in the Company's four telecommunications wire and cable facilities ranges from 85 bcf to 92 bcf. Each of these facilities is operating at utilization rates of between 90% and 95%. Facilities in this segment are suitable and adequate for the businesses being conducted. Capital spending plans for the operations in this segment are primarily designed to keep up with current technology and to increase capacity in existing product lines.


    The Company's data communications and electronics facility in Wallingford is adequate and suitable for the businesses being conducted and operates at a utilization rate of between 50% and 60%. It is subject to a $4.7 million mortgage.


    Pursuant to the Services Agreement, Alpine will share approximately 2,000 square feet of the Company's 20,000 square foot Atlanta, Georgia executive and administrative office space. Pursuant to such agreement, the Company will share a portion of Alpine's 5,375 square feet New York executive office. See "Certain Transactions and Relationships--Services Agreement."

EMPLOYEES


    As  of April 28, 1996, the Company employed 1,678 people, including 1,485 in
the  telecommunications  wire   and  cable   business  and  193   in  the   data
communications and electronics business.


    Approximately   412  persons   employed  at   the  Company's   Winnipeg  and
Elizabethtown plants are represented by unions.

    The Company considers relations with its employees to be satisfactory.

ENVIRONMENTAL MATTERS

    Superior's and DNE's manufacturing operations are subject to numerous federal, state and local laws and regulations relating to the storage, handling, emission, transportation and discharge of hazardous materials and waste products. Compliance with these laws has not been a material cost to either company and has not had a material effect upon their respective capital expenditures, earnings or competitive position. Violation of such laws or regulations, even if inadvertent, could have an adverse impact on the operations, business or financial results of the Company.

    Operations of Superior and DNE have resulted in releases of hazardous substances at sites currently or formerly owned or operated by such companies. Superior and DNE are presently involved in investigatory and remedial activities at two sites under the oversight of state governmental authorities, as described below, neither of which is expected to have a material adverse effect on the Company.

    Soil and groundwater at Superior's Brownwood, Texas facility has been found to be contaminated with volatile organic compounds as a result of operations at the facility which management believes occurred prior to Superior's acquisition of the facility. Superior is in the process of obtaining approval for a remediation plan from the Texas Natural Resource Conservation Commission. Based upon investigations performed to date, the Company believes that the cost of this remediation will not be in excess of $0.5 million. Pursuant to an agreement between Superior and the former owner of the facility, Superior has been reimbursed for approximately 85% of the costs incurred to date in connection with the investigation and remediation of this facility, and is entitled to reimbursement of future expenses at percentages ranging from 85% to 25% (depending on the time at which such expenses are incurred), subject to an aggregate expense reimbursement of not less than 75%.

    In connection with the sale of a facility in Woburn, Massachusetts formerly owned by and currently under lease to DNE, low levels of volatile organic compounds were discovered in shallow groundwater. DNE has assumed responsibility for this contamination pursuant to an indemnity granted to the purchaser of the facility, which indemnity is in turn guaranteed by Alpine. This facility has been designated as a non-priority site by the Massachusetts Department of Environmental Protection ("MDEP") which granted a waiver to Alpine allowing it to proceed with further investigation and, if necessary, remediation, of the groundwater contamination without MDEP oversight, subject to certain conditions. In accordance with the waiver, investigation and remediation efforts must be completed by August 1997. Based on the results of a Phase II comprehensive site assessment completed during May 1996, it appears that no remedial activities are warranted for this site, but approximately $10,000 may be required to perform MDEP filing and response actions.

LEGAL PROCEEDINGS

    There  are  no  threatened  or  pending  litigations  or  proceedings   that
management believes will have a material adverse effect upon the Company.

                                   MANAGEMENT


    Set forth below is certain information concerning the directors, director nominees and executive officers of the Company (all of whom, other than the director nominees, were elected to their respective positions with the Company upon its organization in July 1996) and certain officers of the Company's subsidiaries. Each director nominee has consented to serve as a director of the Company upon completion of this Offering. There are no family relationships among the directors and executive officers of the Company.



          NAME               AGE                              TITLE
- ------------------------  ---------  --------------------------------------------------------
Steven S. Elbaum                 47  Chairman of the Board of Directors, President and Chief
                                      Executive Officer
David S. Aldridge                42  Chief Financial Officer
Justin F. Deedy, Jr.             40  Senior Vice President, President of Superior
Edmond Branger                   62  Vice President
William Gill, Jr.                46  President of DNE
T. Mike McMillan                 47  Senior Vice President of Superior
Harold M. Karp                   39  Senior Vice President - Manufacturing of Superior
Tracye C. Gilleland              37  Vice President - Finance of Superior
Terry A. Richards                37  Vice President - Marketing and Sales of Superior
Charles R. Rudd, Jr.             52  Vice President - International of Superior
Daniel P. Vivone                 47  Vice President - Finance and Controller of DNE
Eugene P. Connell                58  Director Nominee
Robert J. Levenson               55  Director Nominee
Bragi F. Schut                   55  Director
Charles Y.C. Tse                 69  Director Nominee



    STEVEN S. ELBAUM has been Chairman of the Board of Directors, President and Chief Executive Officer of the Company since July 1996. He has also been the Chairman of the Board of Directors and Chief Executive Officer of Alpine since 1984. He is also a director of Interim Services, Inc., one of the nation's largest providers of value-added staffing and health care services, PolyVision Corporation, an information display company, and Humascan, Inc., a developer of medical testing devices.


    DAVID S. ALDRIDGE has been Chief Financial Officer of the Company since July 1996. He has also been the Chief Financial Officer of Alpine since November 1993 and was Chief Financial Officer of Superior from 1985 until its acquisition by Alpine in November 1993. The services of Mr. Aldridge will be provided to the Company by Alpine pursuant to the Services Agreement. See "Relationship between the Company and Alpine."

    JUSTIN F. DEEDY, JR. has been Senior Vice President of the Company since July 1996 and the President of Superior since July 1993. He was Vice President of Superior from April 1991 through July 1993 and Vice President and General Manager of Wilcom Products, Inc., formerly a subsidiary of Superior and a manufacturer of testing equipment for copper wire and fiber optic transmission equipment, from May 1989 through March 1991.
    EDMOND BRANGER has been Vice President of the Company since July 1996. During the prior five years, he was employed by Alpine and its affiliates in a variety of capacities, most recently as Vice President-Planning. He has over 25 years of experience in the information processing and telecommunications industries.

    WILLIAM GILL, JR. has been President of DNE since May 1995. He held various positions at DNE for more than five years prior thereto.

    T. MIKE MCMILLAN has been Senior Vice President of Superior since July 1993. He joined Superior in 1969 and since then has held numerous positions with Superior, including General Manager of its Brownwood, Texas facility.

    HAROLD M. KARP has been Senior Vice President-Manufacturing of Superior since the Alcatel acquisition in May 1995. He worked for the Alcatel Business as Vice President and General Manager of Copper Cable and Wire Products from 1994 to 1995 and as Director-Business Planning and Export/Non-Contract Sales from 1991 to 1994.

    TRACYE C. GILLELAND has been Vice President-Finance of Superior since July 1993. She was Superior's Corporate Controller for eight years prior to that.

    TERRY A. RICHARDS has been Vice President-Marketing and Sales of Superior since 1993. Prior thereto, he was a product manager of Wilcom Products, Inc. from 1990 to 1993.

    CHARLES R. RUDD, JR. has been Vice President-International of Superior since December 1995. He worked for the telecommunications products division of Essex Group, Inc., a producer of electrical wire, cable and insulation products, as Vice President-International Sales and Marketing from 1994 to 1995 and as Director-International Business Operations from 1987 to 1994.
    DANIEL P. VIVONE has been Vice President-Finance and Controller of DNE since September 1995. He was DNE's Director of Operations from 1988 to September 1995.


    EUGENE P. CONNELL is Chairman of Lynch Interactive Corporation, an owner and operator of independent telephone companies throughout the United States. From January 1996 to June 1996, he served as Vice President-Global Markets Integration of NYNEX Corporation. From October 1992 to January 1996, he served as President, Chief Executive Officer and Director of NYNEX CableComms Group, a provider of telecommunications services and cable television in the United Kingdom. From May 1989 to October 1992, he was Vice President of Marketing and Technology of New York Telephone Company, a subsidiary of NYNEX Corporation. Mr. Connell held numerous other positions with New York Telephone Company over the prior 32 years.



    ROBERT J. LEVENSON has been an Executive Vice President and a Director of First Data Corp., a provider of information processing and related services, since May 1993. Mr. Levenson formerly served as the Senior Executive Vice President, Chief Operating Officer, member of the Office of the President and a director of Medco Containment Services, Inc., a provider of managed care prescription benefits (now a subsidiary of Merck & Co., Inc.), from October 1990 through December 1992. From 1985 until October 1990, Mr. Levenson was a Group President and a Director of Automatic Data Processing, Inc., a provider of computerized transaction processing. Mr. Levenson also serves as a director of Broadway and Seymour, Inc., a software company.


    BRAGI F. SCHUT has been Executive Vice President of Alpine since 1986 and a director of Alpine since 1983. He is also a director of PolyVision Corporation.


    CHARLES Y.C. TSE is the former Vice-Chairman and President of international operations of Warner Lambert Company, a major pharmaceutical and consumer products company. Mr. Tse is a director of Foster Wheeler Corporation and Transcell Technologies, Inc. Mr. Tse served as President of The Cancer Research Institute, Inc. from 1991 to 1992.


BOARD OF DIRECTORS
    The Company's Board of Directors currently consists of two persons. Upon completion of this Offering, the Company will expand the size of the Board of Directors to six persons, of which a majority will not be officers or employees of the Company and will not be affiliates of Alpine. Alpine has advised the Company that it will use its best efforts to ensure that following completion of this Offering a majority of the members of the Company's Board of Directors will not be officers or employees of the Company or affiliates of Alpine.

    Directors who are employees of the Company will receive no compensation, as such, for service as members of the Board or its committees. Directors who are not employees of the Company will receive annual compensation of $15,000, plus $1,000 for each meeting of the Board of Directors or any committee of the Board of Directors attended by them (other than with respect to any meetings of any committee on a day on which the Board of Directors also meets) and will also participate in the Company's 1996 Non-Employee

Directors' Stock Option Plan. In addition, all directors will be reimbursed for expenses incurred in connection with attendance at meetings. See "Management -- Executive Compensation -- 1996 Non-Employee Directors' Stock Option Plan."


    Each director holds office until the next succeeding annual meeting of stockholders and until his successor has been elected and qualified. Each officer of the Company holds office for such term as may be prescribed by the Board of Directors from time to time.


COMMITTEES OF THE BOARD OF DIRECTORS
    As soon as practicable after the completion of this Offering, the Board of Directors will establish an Audit Committee and a Compensation Committee.

    The functions of the Audit Committee, which will be comprised solely of directors who are not affiliated with Alpine, will be to recommend annually to the Board of Directors the appointment of the independent auditors of the Company, discuss and review in advance the scope and the fees of the annual audit and review the results thereof with the independent auditors, review and approve non-audit services of the independent auditors, review compliance with existing major accounting and financial reporting policies of the Company, review the adequacy of the financial organization of the Company and review management's procedures and policies relating to the adequacy of the Company's internal accounting controls and compliance with applicable laws relating to accounting practices. The Audit Committee will also be responsible for the review and approval of all future agreements between the Company and Alpine, including amendments to the Services Agreement. The Audit Committee will establish policies to ensure that the Company's purchase of services from Alpine are commercially reasonable.

    The functions of the Compensation Committee will be to establish the Company's executive compensation program in order to attract, retain, motivate and reward qualified persons serving as executive officers of the Company. The Compensation Committee will make determinations with respect to executive salaries, bonuses and compensation of each of the Company's executive officers, except to the extent that any of the foregoing are specified in existing employment agreements between the Company and such executive officers. The Compensation Committee will also administer the Company's stock option and other benefit plans. It is anticipated that the Company's overall compensation strategy and specific compensation plans will tie a significant portion of an executive's compensation to the Company's success in meeting specified performance goals and, through the grant of stock options and other stock-based awards, to appreciation in the price of the Common Stock.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION
    Compensation policies and decisions, including those relating to salary, bonuses and benefits of executive officers, have been set or made by the Board of Directors since the formation of the Company.

EXECUTIVE COMPENSATION

    GENERAL
    Because the Company is newly-formed, there was no compensation paid to, deferred or accrued for the benefit of the Company's Chief Executive Officer or any other executive officer by the Company during the fiscal year ended April 28, 1996. Similarly, no such individual received any other annual compensation, restricted stock awards, stock appreciation rights, long-term incentive performance payouts or other compensation from the Company for the fiscal year ended April 28, 1996.

    EMPLOYMENT AGREEMENTS

    Prior to the completion of this Offering, the Company will enter into an agreement with Steven S. Elbaum for his employment by the Company as Chairman of the Board of Directors, President and Chief Executive Officer. The agreement will have an indefinite term and provide for an annual base salary of $175,000, as adjusted annually for increases in the Consumer Price Index, and an annual bonus payable at the discretion of the Board of Directors. It is expected that the agreement will contain other customary terms and provisions with respect to termination and other matters.

    Superior has entered into an employment agreement with Mr. Deedy (the "Deedy Agreement") providing for his employment as President of Superior at an annual base salary of $181,000, as adjusted annually for increases in the Consumer Price Index, plus an annual performance-based bonus. The Deedy Agreement may be terminated by either party on notice, for cause by Superior and upon the occurrence of certain other events. The Deedy Agreement contains certain provisions relating to compensation upon his termination. Effective upon completion of this Offering, the Company will assume the Deedy Agreement.


    During Superior's fiscal year ended April 28, 1996, Mr. Deedy received a salary of $164,035, a bonus of $80,000 and $11,584 of other compensation. In addition, Mr. Deedy was granted options to purchase 95,700 shares of Alpine common stock at an exercise price equal to or in excess of the fair market value at the time of grant. As of April 28, 1996, Mr. Deedy held options to purchase 63,800 shares of Alpine common stock at an exercise price of $5.125 per share, which options expire May 1, 2005, options to purchase 24,000 shares at an exercise price of $3.75 per share and options to purchase 7,900 shares at an exercise price of $5.625 per share, which options expire May 1, 2006, options to purchase 30,503 shares at an exercise price of $7.85 per share, which options expire November 10, 2003, and options to purchase 13,525 shares at an exercise price of $3.25 per share, which options expire May 17, 1998. The options generally vest over a three-year period. During fiscal 1996, Mr. Deedy exercised options for 14,780 shares and realized a value of $33,240. The values of Mr.
Deedy's remaining exercisable and unexercisable options were $16,906 and $23,925, respectively, as of April 28, 1996. Mr. Deedy and Mr. Elbaum are referred to hereinafter as the "Named Executive Officers." Other than Mr. Deedy no (i) executive offier of the Company or (ii) executive officer of any of its subsidiaries who performed policy making functions for the Company received in excess of $100,000 in compensation in fiscal 1996.


    COMPENSATION UNDER PLANS

    1996 EMPLOYEE STOCK INCENTIVE PLAN. Prior to the completion of this Offering, the Company will adopt the 1996 Employee Stock Incentive Plan (the "Plan") for the benefit of certain officers and other key employees of the Company and its subsidiaries. The purpose of the Plan is to attract and retain executives and other key employees who are important to the success and growth of the Company and to create a long-term mutuality of interest between such persons and the stockholders of the Company.

    Under the Plan, options to purchase an aggregate of not more than 1,000,000 shares of Common Stock (subject to certain adjustments) may be granted from time to time to key employees and officers of, and advisors and independent consultants to, the Company or its subsidiaries, other than directors who are neither officers nor employees of the Company or its affiliates. In general, if options are for any reason cancelled, or expire or terminate unexercised, the shares covered by such options will again be available for the grant of options. No options may be granted after 10 years from the effective date of the Plan. It is anticipated that options held by 10 key employees to purchase an aggregate of 575,000 shares of Common Stock at an exercise price equal to the initial public offering price will be outstanding on the closing date of this Offering. The Company intends to grant to Messrs. Elbaum, Deedy and Aldridge options to purchase 250,000, 100,000 and 50,000 shares of Common Stock, respectively, and to grant options to purchase 25,000 shares of Common Stock to each of Messrs. Branger, Gill, McMillan, Karp Richards and Rudd and Ms. Gilleland.

    The Plan will provide for the grant of incentive stock options ("ISOs") to employees and nonqualified stock options ("NQSOs") to employees, advisors and independent consultants. In the case of ISOs, the exercise price of an option may not be less than 100% of the fair market value of a share of Common Stock at the time of grant (or 110% of such fair market value if the optionee owns more than 10% of the shares of Common Stock outstanding at the time of grant). In the case of NQSOs, the exercise price of an option may not be less than 100% of the fair market value of a share of Common Stock at the time of grant. Unless otherwise provided in the applicable option agreement, all options granted and not previously exercised will become vested and immediately exercisable upon a change in control of the Company (as defined in the Plan).

    The Plan will be administered and interpreted by a committee (the "Committee") appointed by the Company's Board of Directors consisting of two or more members of the Company's Board of Directors, each of whom is intended to be a "disinterested person" as provided by Rule 16b-3 under the Securities Exchange Act of 1934 (to the extent then required). The Committee generally is empowered to interpret the Plan, prescribe rules and regulations relating thereto, determine the terms of the option agreements, amend them (in certain cases only with the consent of the optionee), determine the individuals to whom options are to be granted, determine the number of shares subject to each option and the exercise price thereto, and take all actions in connection with the Plan and the options thereunder as the Committee, in its sole discretion, deems necessary or desirable. Options will be exercisable for a term determined by the Committee. The Committee may modify, suspend or terminate the Plan; provided, however, that certain material modifications affecting the Plan must be approved by the Company's stockholders, and any change in the Plan that may adversely affect an optionee's rights under an option previously granted under the Plan requires the consent of the optionee.

    1996 NON-EMPLOYEE DIRECTORS' STOCK OPTION PLAN. Prior to the completion of this Offering, the Company will adopt the 1996 Non-Employee Directors' Stock Option Plan (the "Directors' Plan"), which will provide for the granting of NQSOs to purchase shares of Common Stock to each director of the Company who is not an employee or officer of the Company or a subsidiary thereof (each, an "Eligible Director"). The Directors' Plan is designed to provide Eligible Directors with an opportunity to invest in the Company, thereby maintaining and strengthening their desire to remain with or join the Company's Board of Directors and stimulating their efforts on the Company's behalf.

    The Directors' Plan authorizes the issuance of up to 250,000 shares of Common Stock, subject to adjustments in certain circumstances. No options may be granted after 10 years from the effective date of the Directors' Plan.

    Eligible Directors may receive options under the Directors' Plan in accordance with the terms thereof. Each Eligible Director will receive an initial grant of an option to purchase 15,000 shares of Common Stock at an exercise price equal to the per share price paid for shares purchased in this Offering. Each year thereafter, other than with respect to the year in which an Eligible Director receives an initial grant of options, as of the first day of the month following the annual meeting of stockholders, each Eligible Director will receive a nonqualified option to purchase 7,500 shares of Common Stock at on exercise price equal to the fair market value of such shares at the time of grant.

    The options to purchase shares of Common Stock described above will vest evenly in three equal annual installments. Options may be exercised only after the Eligible Director has served as a director of the Company for at least one year. In addition, options granted and not previously exercisable will become vested and fully exercisable immediately upon a "change in control" of the Company (as defined in the Directors' Plan).

    Each option will expire upon the tenth anniversary of the date of grant.

    If an Eligible Director terminates his service on the Board of Directors for any reason, including disability, death, resignation or failure to stand for reelection, any exercisable option which has not expired may be exercised with respect to the number of shares of Common Stock which were exercisable on the date the Eligible Director terminated his service with the Company at any time during the earlier of (i) the one-year period following such date and (ii) the remaining term of the option. Any unexpired but unexercisable option shall terminate and become null and void as of the date the Eligible Director terminates his service with the Company.

    The Directors' Plan will be administered by the Board of Directors (or a duly appointed committee of the Board) which has the full and final authority to interpret the Directors' Plan and to adopt and amend such rules and regulations for the administration of the Directors' Plan as the Board may deem desirable. In addition, the Board of Directors has the right to amend or terminate the Directors' Plan in certain circumstances; provided, however, that unless first duly approved by the holders of Common Stock entitled to vote thereon, no amendment or change may be made in the Directors' Plan to: (i) increase the number of shares available for grant under the Directors' Plan; (ii) reduce the minimum exercise price at which any option may be exercised; (iii) change the requirements as to eligibility for participation under the Directors' Plan; (iv) change the date on which such options are to be granted; or (v) increase the benefits accruing to participants under the Directors' Plan.

                     CERTAIN TRANSACTIONS AND RELATIONSHIPS

SERVICES AGREEMENT


    Pursuant to the Services Agreement, Alpine will provide, during the period commencing with the completion of this Offering, through April 30, 1998, certain services to the Company, including, among other things, assistance with public company reporting, certain financial reporting functions, legal compliance, banking, risk management and operational and strategic matters. Pursuant to the Services Agreement, David S. Aldridge, Alpine's Chief Financial Officer, will serve as the Company's Chief Financial Officer. The Services Agreement will provide for the payment by the Company to Alpine of $0.9 million per year plus reimbursement of any third party expenses incurred by Alpine. The Company believes that $0.9 million represents a reasonable estimate of the cost of obtaining the services described above. The Services Agreement will expire on April 30, 1998.


    Under the Services Agreement, Alpine will share approximately 2,000 square feet of the Company's Atlanta office space, and the Company will share a portion of Alpine's New York office space.

    The parties to the Service Agreement have agreed to indemnify each other against liability arising out of the willful misconduct or gross negligence of the indemnifying party.


    The terms upon which these services will be provided to and by the Company and the compensation therefor were not determined in arms' length negotiations. As soon as practicable after the completion of the Offering, the Board of Directors of the Company will establish an Audit Committee, comprised solely of directors who are not affiliated with Alpine, which will review and approve all future agreements between Alpine and the Company and establish policies to ensure that the Company's purchases of services from Alpine are commercially reasonable.



PREFERRED STOCK EXCHANGE AGREEMENT



    Upon the consummation of the Reorganization, the Company and Alpine will enter into an agreement (the "Preferred Stock Exchange Agreement") granting Alpine the right to exchange the Superior Preferred Stock that Alpine will own for preferred stock of the Company having identical terms. ("TeleCom Preferred Stock"). In addition, pursuant to the Preferred Stock Exchange Agreement, Alpine may demand registration under the Securities Act of the TeleCom Preferred Stock at any time commencing one year after the completion of this Offering.


ALPINE FINANCING ARRANGEMENTS


    On July 21, 1995, Alpine completed the placement of $153.0 million of 12.25% Senior Secured Notes (the "Alpine Notes") and entered into an $85.0 million revolving credit facility (the "Alpine Credit Facility"). The Alpine Notes and the Alpine Credit Facility were guaranteed by Superior and Adience, Inc. ("Adience"), another subsidiary of Alpine. The Alpine Notes were also secured by a pledge of the capital stock of Superior and Adience.

    Prior to or concurrently with the completion of this Offering, an amendment to the indenture relating to the Alpine Notes will become effective pursuant to which the aforementioned pledge will be released and the Superior guarantees terminated. In connection with the completion of this Offering and the Reorganization and related transactions, Alpine will pledge to the trustee for the benefit of the holders of the Alpine Notes all of its shares of the Company's Common Stock and the Superior Preferred Stock. In addition, Alpine's financing arrangements with Superior and DNE will be terminated in connection with the Bank Credit Facility. See Notes 8 and 16 to the combined financial statements of Superior and DNE.



INTERCOMPANY DEBT



    The intercompany debt being repaid with the initial borrowings under the Bank Credit Facility arose in connection with the placement of the Alpine Notes and the closing of the Alpine Credit Facility. The intercompany debt consists of the following:



           (1) $88.9 million payable by Superior to Alpine under a note due 2003. The note is subject to certain mandatory prepayment requirements. Interest is payable semi-annually at an annual rate of 14%.



           (2) $24.3 million payable by Superior and DNE to Alpine under revolving credit facilities due 2000. Interest is payable monthly at prime rate plus 0.375% or LIBOR plus 2.25%. Borrowings under the revolving credit facility are subject to a rate borrowing base determined as a percentage of eligible accounts receivable and inventory. The revolving credit facility is secured by a pledge of Superior's accounts receivable and inventory.



           (3) $2.2 million payable by DNE to Alpine under a note due 2003. Interest is payable semi-annually at an annual rate of 14%.



           (4) $2.0 million payable by Superior Cable Corporation, Superior's Canadian subsidiary, to Adience, Inc., a subsidiary of Alpine, under a note due on demand. Interest is payable semi-annually at an annual rate of 8%.



           (5) $14.5 million payable by Alpine to Superior. This indebtedness is a non-interest bearing receivable which arose primarily from funds advanced by Superior in connection with Alpine's 1995 debt restructuring.



TAX MATTERS


    Superior and DNE currently are included in the consolidated group of domestic corporations of which Alpine is the common parent for federal income tax and certain other purposes. Upon consummation of this Offering, the Company will cease to be included in the consolidated group for federal income tax purposes of which Alpine is the common parent. Alpine has agreed to indemnify the Company for any consolidated federal income tax liability (and certain state and local tax liabilities), including any amounts determined to be due as a result of redeterminations of the tax liability of Alpine arising from an audit or otherwise, and certain other liabilities of Alpine or any of its subsidiaries that the Company is actually required to pay, but only to the extent, if any, that such liability exceeds the amount of such liability attributable to Superior, DNE or the Company. The value of this indemnity is dependent upon the financial condition of Alpine. Neither the Company nor any of its affiliates is aware of any potential federal income tax liability of the Company or its subsidiaries (other than the Company's own tax liability) for which the Company would be liable.


    Alpine, the Company and its subsidiaries have agreed to enter into a tax sharing agreement (the "Tax Sharing Agreement") pursuant to which, in general, the consolidated federal income tax liability (and certain state and local tax liabilities) will be allocated and assessed among each member of the consolidated group based on the ratio that each member's tax liability (computed as though that member filed a separate income tax return) bears to the sum of the separate return tax liabilities of all members. The Tax Sharing Agreement also provides for the reimbursement to a member for the utilization of losses, credits or deductions by other members of the group. The Tax Sharing Agreement provides that, in general, any consolidated tax liability arising out of the
Reorganization and the Offering and related transactions will be the sole responsibility of Alpine.


                             PRINCIPAL STOCKHOLDERS

CAPITAL STOCK OF THE COMPANY

    The following table and notes set forth information as of August 1, 1996, and as adjusted to reflect sale of the shares of Common Stock offered hereby, with respect to the voting securities of the Company beneficially owned by (i) each person known by the Company to be the beneficial owner of more than 5% of the shares of Common Stock, (ii) each director individually, (iii) each Named Executive Officer individually, and (iv) all executive officers and directors as a group. The address for Alpine is 1790 Broadway, New York, New York 10019.

                                   AMOUNT AND NATURE OF                   AMOUNT AND NATURE OF
                                   BENEFICIAL OWNERSHIP                   BENEFICIAL OWNERSHIP
                                      PRIOR TO THIS        PERCENT OF          AFTER THIS        PERCENT OF COMMON
NAME OF BENEFICIAL OWNER                 OFFERING         COMMON STOCK        OFFERING (1)           STOCK (1)
- ---------------------------------  --------------------  ---------------  --------------------  -------------------
Alpine...........................         6,024,048             100.0%           6,024,048                50.1%
Steven S. Elbaum (2).............         6,024,048             100.0            6,024,048                50.1
Justin F. Deedy, Jr..............           --                 --                  --                   --
Bragi F. Schut...................           --                 --                  --                   --
Directors and officers as a group
 (3 individuals) (2).............         6,024,048             100.0            6,024,048                50.1

- ------------------------
(1) Assumes no exercise of the Underwriters' over-allotment option.

(2) Includes 6,024,048 shares of Common Stock owned by Alpine. Mr. Elbaum may be deemed to be the beneficial owner of such shares by virtue of his position as Chairman of the Board and Chief Executive Officer of Alpine and his beneficial ownership of 9.6% of the issued and outstanding common stock of Alpine.

                          DESCRIPTION OF CAPITAL STOCK

    The following brief description of the Company's capital stock does not purport to be complete and is subject in all respects to applicable Delaware law and to the provisions of the Company's Certificate of Incorporation and Bylaws, copies of which will be filed with the Securities and Exchange Commission (the "Commission").

    The authorized capital stock of the Company consists of 25,000,000 shares of Common Stock, $.01 par value per share, and 1,000,000 shares of Preferred Stock, $.01 par value per share (the "Preferred Stock"). Immediately following the consummation of this Offering, the Reorganization and related transactions, there will be 12,024,048 shares of Common Stock and no shares of Preferred Stock outstanding. The outstanding shares of Common Stock are, and the shares of Common Stock to be outstanding upon completion of this Offering will be, validly issued, fully paid and non-assessable.

COMMON STOCK

    Each holder of Common Stock is entitled to one vote per share on any issue requiring a vote at any meeting. Holders of shares of Common Stock do not have cumulative voting rights in the election of directors. All shares of Common Stock are non-assessable and, subject to the rights of holders of any series of Preferred Stock having a preference over the Common Stock, are entitled to share equally in such dividends as the Board of Directors of the Company may declare on the Common Stock from sources legally available therefor. The Company intends to retain any future earnings for use in its business and does not anticipate paying any cash dividends on the Common Stock in the foreseeable future. See "Dividend Policy."

Upon any liquidation, dissolution or winding up of the Company, subject to the prior liquidation rights of the holders of any series of Preferred Stock, the net assets of the Company remaining after payment of creditors will be distributed to the holders of Common Stock in proportion to their interests. Holders of Common Stock do not have preemptive rights to subscribe for additional shares of Common Stock if additional shares are offered for sale by the Company.

PREFERRED STOCK


    The Board of Directors of the Company is authorized without further stockholder action to provide for the issuance from time to time of up to 1,000,000 shares of Preferred Stock, in one or more classes or series, with such powers, designations, preferences and relative, participating, optional or other special rights, qualifications, limitations or restrictions as will be set forth in the resolutions adopted by the Board of Directors of the Company providing for the issue of such classes or series of Preferred Stock. The holders of Preferred Stock will have no preemptive rights (unless otherwise provided in the applicable certificate of designation) and will not be subject to future assessments by the Company. Such Preferred Stock may have voting or other rights which could adversely affect the rights of holders of the Common Stock. In addition, the issuance of Preferred Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, under certain circumstances, make it more difficult for a third party to gain control of the Company, discourage bids for the Common Stock at a premium, or otherwise adversely affect the market price of the Common Stock. Upon the consummation of the Reorganization, the Company and Alpine will enter into the Preferred Stock Exchange Agreement granting Alpine the right to exchange the Superior Preferred Stock that Alpine will own for TeleCom Preferred Stock. In addition, pursuant to the Preferred Stock Exchange Agreement, Alpine may demand registration under the Securities Act of the TeleCom Preferred Stock at any time commencing one year after the completion of this Offering.


POSSIBLE ANTI-TAKEOVER EFFECT OF CERTAIN CERTIFICATE OF INCORPORATION AND BYLAW PROVISIONS

    The Company's Certificate of Incorporation and Bylaws contain several provisions that may be deemed to have the effect of making more difficult the acquisition of control of the Company by means of a hostile tender offer, open market purchases, a proxy contest or otherwise.

    The provisions of the Company's Certificate of Incorporation and Bylaws discussed below are designed to help ensure that holders of Common Stock are treated fairly and equally in a multi-step acquisition. In addition, they are intended to encourage persons seeking to acquire control of the Company to initiate such an acquisition through arms'-length negotiations with the Company's Board of Directors. The Company's Certificate of Incorporation and Bylaws may have the effect of discouraging a third party from making a tender offer or otherwise attempting to obtain control of the Company, even though such an attempt might be economically beneficial to the Company and its stockholders. In addition, because the Company's Certificate of Incorporation and Bylaws are designed to discourage the accumulation of large blocks of the voting shares of the Company by purchasers whose objective it is to have such stock repurchased by the Company at a premium, the anti-takeover provisions of the Company's Certificate of Incorporation and Bylaws could tend to reduce the price of the voting shares of the Company caused by such accumulations. In addition, these provisions may also have the effect of precluding a contest for the election of directors.

    STOCKHOLDER MEETINGS. Subject only to the rights of holders of Preferred Stock, if any, only a majority of the Company's Board of Directors (other than those directors affiliated with or elected by an Interested Person, as defined below), the Chairman of the Board, the Vice Chairman or the Chief Executive Officer of the Company will be able to call an annual or special meeting of stockholders. In addition, subject only to the rights of Preferred Stock, if any, stockholders may not take any action by written consent.

    RESTRICTIONS ON CERTAIN BUSINESS COMBINATIONS. The Company's Certificate of Incorporation provides that certain business combinations, such as mergers and stock and asset sales, with an "Interested Person" (typically a beneficial owner of more than 15% of the outstanding voting shares of the Company's capital stock, excluding certain persons, including Messrs. Elbaum and Schut (directors of the Company), their lineal descendants, affiliates and associates, or trusts for their benefit), be approved by (i) the holders of two-thirds or more of the voting power of the then outstanding voting shares, voting together as a single class, and (ii) at least a majority of the voting power of the then outstanding voting shares, voting as a single class, which are not owned beneficially, directly or indirectly, by the Interested Person, unless the transaction is approved by a majority of certain directors or meets certain fair price provisions.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATION AND PROPOSALS. The Company's Certificate of Incorporation and Bylaws establish advance notice procedures with regard to stockholder proposals and the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors.

    VOTE REQUIRED TO AMEND OR REPEAL CERTAIN PROVISIONS OF THE COMPANY'S CERTIFICATE OF INCORPORATION AND BYLAWS. The Company's Certificate of Incorporation establishes certain supermajority voting requirements to amend or repeal certain provisions of the Company's Certificate of Incorporation or Bylaws.

    DIRECTOR'S LIABILITY. The Company's Certificate of Incorporation provides that to the fullest extent permitted by the GCL, a director of the Company shall not be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. Under current Delaware law, liability of a director may not be limited (i) for any breach of the director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) in respect of certain unlawful dividend payments or stock redemptions or repurchases, and (iv) for any transaction from which the director derives an improper personal benefit. The effect of this provision of the Company's Certificate of Incorporation is to eliminate the rights of the Company and its stockholders (through stockholders' derivative suits on behalf of the Company) to recover monetary damages against a director for breach of the fiduciary duty of care as a director (including breaches resulting from negligent or grossly negligent behavior) except in the situations described in clauses (i) through
(iv) above. This provision does not limit or eliminate the rights of the Company or any stockholder to seek non-monetary relief such as an injunction or rescission in the event of a breach of a director's duty of care. In addition, the Company's Certificate of Incorporation provides that the Company shall indemnify its directors and executive officers to the fullest extent permitted by Delaware law.

    SECTION 203 OF THE GCL. The Company as a Delaware corporation, is subject to Section 203 of the GCL. In general, Section 203 prevents an "interested stockholder" (defined as a person who is the owner of 15% or more of a corporation's voting stock, or who, as an affiliate or associate of a corporation, was the owner of 15% or more of that corporation's voting stock within the prior three years) from engaging in a "business combination" (as defined under the GCL) with a Delaware corporation for three years following the date such person became an interested stockholder unless: (i) before such person became an interested stockholder the board of directors of the corporation approved the transaction or the business combination in which the interested stockholder became an interested stockholder; (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding shares owned by persons who are both officers and directors of the corporation and shares held by certain employee stock ownership plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or
(iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock of the corporation not owned by the "interested stockholder." A "business combination" generally includes mergers, stock or asset sales and other transactions resulting in a financial benefit to the "interested stockholders."

CERTAIN EFFECTS OF AUTHORIZED BUT UNISSUED STOCK

    Upon consummation of this Offering, the Reorganization and related transactions, the Company's authorized but unissued capital stock will consist of 12,975,952 shares of Common Stock (12,075,952 shares if the Underwriters' over-allotment option is exercised in full) and 1,000,000 shares of Preferred Stock. All of the foregoing authorized but unissued shares of capital stock will be available for future issuance without stockholder approval. These additional shares may be utilized for a variety of corporate purposes, including issuance pursuant to employee stock options and other employee plans, director stock options and future public offerings to raise additional capital or to facilitate corporate acquisitions.

    The Company does not presently have any plans to issue additional shares of Common Stock other than shares of Common Stock which may be issued upon exercise or options which may be granted in the future to the Company's Directors or employees.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for the Common Stock will be American Stock Transfer and Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have 12,024,048 shares of Common Stock outstanding and no shares of Preferred Stock outstanding. Of those shares, the 6,000,000 shares of Common Stock offered hereby will be available for immediate sale as of the date of this Prospectus in the public market without restriction by persons other than "affiliates" of the Company, as that term is defined in the regulations promulgated under the Securities Act. Alpine holds an additional 6,024,048 shares which shares will be eligible for sale in the public markets, subject to the holding period and volume limitations of Rule
144. Sales of substantial amounts of Common Stock in the public market could have an adverse impact on the market price of the Common Stock.


    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned "restricted securities" (defined generally in Rule 144 as securities issued in transactions not involving a public offering) for at least two years, including persons who may be deemed to be affiliates of the Company, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then outstanding shares of Common Stock (which number, immediately following this Offering, will be 120,240 shares) and the average weekly trading volume in the Common Stock during the four calendar weeks preceding the filing of a Form 144 with respect to such sale, provided that the Company has been subject to and complied with certain reporting requirements under the Exchange Act, and the sale is made in a "broker's transaction" or in a transaction directly with a "market-maker," as those terms are used in Rule 144, without the solicitation of buy orders by the broker or such person and without such person making any payment to any person other than the broker who executes the order to sell the shares of Common Stock. A person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale of restricted securities by such person, and who has beneficially owned the restricted securities for at least three years (including the holding period of any prior owner except an affiliate), is entitled to sell such shares under Rule 144 without regard to the volume limitations and public information and manner of sale requirements described above. Restricted securities properly sold in reliance upon Rule 144 are thereafter freely tradeable without restrictions or registration under the Securities Act, unless thereafter held by an affiliate of the Company.


    The Commission has proposed to amend the holding period required by Rule 144 to permit sales of restricted securities after one year rather than two years (and two years rather than three years for "non-affiliates" who desire to sell such shares under Rule 144(k)). If such proposed amendment were enacted, the restricted securities would become freely tradeable (subject to any applicable contractual restrictions) at correspondingly earlier dates.

    Prior to this Offering, there has been no public market for the Common Stock of the Company. No predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional

Common Stock will have on the market price of the Common Stock. Nevertheless, sales of a substantial amount of such shares by the existing stockholder or by stockholders purchasing in this Offering could have a negative impact on the market price of the Common Stock.

                                  UNDERWRITING

    Each of the Underwriters named below (the "Underwriters"), for which Furman Selz LLC, Oppenheimer & Co., Inc. and BT Securities Corporation are acting as the Representatives, has severally agreed, subject to the terms and conditions of the Underwriting Agreement, to purchase from the Company the number of shares of Common Stock set forth opposite its name below:

                                                                                   NUMBER OF
UNDERWRITERS                                                                         SHARES
- ---------------------------------------------------------------------------------  ----------
Furman Selz LLC..................................................................
Oppenheimer & Co., Inc...........................................................
BT Securities Corporation........................................................

                                                                                   ----------
    Total........................................................................   6,000,000
                                                                                   ----------
                                                                                   ----------

    The Underwriting Agreement provides that the obligations of the Underwriters to purchase the shares of Common Stock listed above are subject to the approval of certain legal matters by counsel and various other conditions. The Underwriting Agreement also provides that the Underwriters are committed to purchase all of the shares of Common Stock offered hereby, if any are purchased (without consideration of any shares that may be purchased through the Underwriters' over-allotment option).

    The Representatives have advised the Company that the Underwriters propose to offer the shares of Common Stock to the public initially at the public offering price set forth on the cover of this Prospectus and to certain dealers at such price less a concession not in excess of $ per share. The Underwriters may allow, and such selected dealers may reallow, a concession not in excess of $ per share to certain other dealers. After the initial public offering of the shares, the public offering price and other selling terms may be changed by the Representatives.

    Prior to the offering made hereby, there has been no public market for the Common Stock. Accordingly, the initial public offering price has been determined by negotiation between the Company and the Representatives. Among the factors considered were the Company's results of operations, current financial condition, estimates of the business potential and prospects of the Company, the market for the Company's products, the experience of the Company's management, the economics of the industry in general, the general condition of the equities market and other relevant factors. There can be no assurance that any active trading market will develop for the Common Stock or as to the price at which the Common Stock may trade in the public market from time to time subsequent to the offering made hereby.

    The Company has granted the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 900,000 additional shares of Common Stock at the public offering price set forth on the cover page of this Prospectus, less underwriting discounts and commissions. To the extent the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase such number of additional shares of Common Stock as is proportionate to such Underwriter's initial commitment to purchase shares from the Company. The Underwriters may exercise such option solely to cover over-allotments, if any, incurred in connection with the sale of shares of Common Stock offered hereby.

    The Company has agreed to indemnify the Underwriters against certain liabilities, including under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and the holders of 6,024,048 shares of Common Stock in the aggregate, including Alpine and each officer and director of the Company have agreed, subject to certain exceptions, not to offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or securities exchangeable or exercisable for or convertible into shares of Common Stock (other than, in the case of the Company, the granting of options pursuant to the Company's stock option plan) for a period of 180 days from the date of the Underwriting Agreement, without the prior written consent of Furman Selz LLC.

    The Representatives have informed the Company that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.


    BT Securities Corporation has provided investment banking services to Alpine and is acting as Dealer Manager in connection with the tender offer for and solicitation of consent of the holders of the Alpine Notes, for which services it will receive customary compensation. Bankers Trust Company, an affiliate of BT Securities Corporation, will act as Administrative Agent in connection with the Bank Credit Facility and will receive customary compensation.



    The Company has applied for listing of the Common Stock on the New York Stock Exchange under the symbol "SUT."


                                 LEGAL MATTERS

    Certain legal matters with respect to the legality of the issuance of the Common Stock offered hereby will be passed upon for the Company by Proskauer Rose Goetz & Mendelsohn LLP, New York, New York. Certain legal matters relating to this Offering will be passed upon for the Underwriters by Stroock & Stroock & Lavan, New York, New York.

                                    EXPERTS


    The combined financial statements of Superior and DNE (to be reorganized as the Company), as of April 30, 1995 and April 28, 1996 and for each of the three fiscal years in the period ended April 28, 1996, the combined financial statements of the Alcatel Business as of December 31, 1993 and 1994 and for each of the three years in the period ended December 31, 1994, and the balance sheet of the Company as of September 11, 1996, included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included in reliance upon the authority of said firm as experts in accounting and auditing.


                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-1 (the "Registration Statement") under the Securities Act with respect to the Common Stock offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, DC 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at its principal office. They are also available through the Commission's World Wide Web site (http://www.sec.gov).

                         INDEX TO FINANCIAL STATEMENTS


SUPERIOR TELECOM INC.                                                                       PAGE
                                                                                             ---
    Report of independent public accountants.........................................        F-2
    Balance sheet at September 11, 1996..............................................        F-3
    Notes to balance sheet...........................................................        F-4

COMBINED FINANCIAL STATEMENTS OF SUPERIOR TELECOMMUNICATION INC. AND SUBSIDIARY
 AND DNE SYSTEMS, INC. AND SUBSIDIARIES (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
AUDITED COMBINED FINANCIAL STATEMENTS
    Report of independent public accountants.........................................        F-5
    Combined balance sheets as of April 30, 1995 and April 28, 1996..................        F-6
    Combined statements of operations for the years ended May 1, 1994, April 30, 1995
     and April 28, 1996..............................................................        F-7
    Combined statements of stockholder's equity for the years ended May 1, 1994,
     April 30, 1995 and April 28, 1996...............................................        F-8
    Combined statements of cash flows for the years ended May 1, 1994, April 30,
     1995, and April 28, 1996........................................................        F-9
    Notes to combined financial statements...........................................       F-10
UNAUDITED CONDENSED COMBINED FINANCIAL STATEMENTS
    Condensed combined balance sheets as of April 28, 1996 and July 28, 1996.........       F-24
    Condensed combined statements of operations for the three months ended July 29,
     1995 and July 28, 1996..........................................................       F-25
    Condensed combined statement of cash flows for the three months ended July 29,
     1995 and July 28, 1996..........................................................       F-26
    Condensed combined statement of stockholder's equity for the three months ended
     July 28, 1996...................................................................       F-27
    Notes to condensed combined financial statements.................................       F-28

THE ALCATEL BUSINESS
AUDITED COMBINED FINANCIAL STATEMENTS
    Report of independent public accountants.........................................       F-30
    Combined balance sheets at December 31, 1993 and 1994............................       F-31
    Combined statements of operations for the years ended December 31, 1992, 1993 and
     1994............................................................................       F-32
    Combined statements of changes in owners' investment for the years ended December
     31, 1992, 1993 and 1994.........................................................       F-33
    Combined statements of cash flows for the years ended December 31, 1992, 1993 and
     1994............................................................................       F-34
    Notes to combined financial statements...........................................       F-35

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To:  The Alpine Group, Inc.



    We have audited the accompanying balance sheet of Superior TeleCom Inc. (a Delaware corporation) as of September 11, 1996. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this balance sheet based on our audit.



    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.



    In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Superior TeleCom Inc. as of September 11, 1996, in conformity with generally accepted accounting principles.



Arthur Andersen LLP



September 11, 1996


Atlanta, Georgia

                             SUPERIOR TELECOM INC.
                                 BALANCE SHEET
                               SEPTEMBER 11, 1996



                                     ASSETS



  Cash.............................................................  $  60,240
                                                                     ---------
      Total assets.................................................  $  60,240
                                                                     ---------
                                                                     ---------

                             STOCKHOLDER'S EQUITY

Common stock, $.01 par value; authorized 25,000,000 shares, issued
 6,024,048.........................................................  $  60,240
                                                                     ---------
      Total stockholder's equity...................................  $  60,240
                                                                     ---------
                                                                     ---------

                             SUPERIOR TELECOM INC.
                             NOTE TO BALANCE SHEET
                               SEPTEMBER 11, 1996



1.  ORGANIZATION AND NATURE OF BUSINESS


    Superior TeleCom Inc. ("Superior TeleCom") was incorporated under the laws of the State of Delaware on July 17, 1996. The purpose of incorporating Superior TeleCom was to enable The Alpine Group, Inc. ("Alpine"), Superior TeleCom's parent company and only stockholder, to complete a reorganization whereby two subsidiaries of Alpine, Superior Telecommunications Inc. and DNE Systems, Inc. will be contributed to Superior TeleCom. As of July 17, 1996 and through September 11, 1996, Superior TeleCom has not conducted any operations or had any cash flows subsequent to the $60,240 initial capitalization by Alpine. There were no commitments and contingencies at September 11, 1996.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To:  The Alpine Group, Inc.


    We have audited the accompanying combined balance sheets of Superior Telecommunications Inc. and subsidiary and DNE Systems, Inc. and subsidiaries (collectively referred to as the "Companies" and to be contributed to Superior TeleCom Inc. in connection with the reorganization as discussed in Note 16) as of April 30, 1995 and April 28, 1996, and the related combined statements of operations, stockholders' equity and cash flows for each of the three years in the period ended April 28, 1996. These combined financial statements are the responsibility of the Companies' management. Our responsibility is to express an opinion on these combined financial statements based on our audits.


    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of the Companies as of April 30, 1995 and April 28, 1996, and the results of their operations and their cash flows for each of the three years in the period ended April 28, 1996, in conformity with generally accepted accounting principles.

Arthur Andersen LLP

New York, New York

September 11, 1996

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)

                            COMBINED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)


                                     ASSETS


                                                                                                      PRO FORMA
                                                                                                      APRIL 28,
                                                                            APRIL 30,   APRIL 28,       1996
                                                                               1995        1996      (UNAUDITED)
                                                                            ----------  ----------  -------------
                                                                                        (SEE NOTE 16)
Current Assets:
  Cash and cash equivalents...............................................  $      273  $      351   $   (90,913)
  Accounts receivable (less allowance for doubtful accounts of $59 in 1995
   and $166 in 1996)......................................................      23,272      53,689        53,689
  Inventories.............................................................      25,695      57,726        57,726
  Other current assets....................................................       1,732       6,142         6,142
                                                                            ----------  ----------  -------------
    Total current assets..................................................      50,972     117,908        26,644
                                                                            ----------  ----------  -------------
Property, plant and equipment, net........................................      30,044      76,528        76,528
Goodwill, net.............................................................      32,412      48,414        48,414
Long-term investments and other assets....................................       6,699       1,215         1,215
                                                                            ----------  ----------  -------------
    Total assets..........................................................  $  120,127  $  244,065   $   152,801
                                                                            ----------  ----------  -------------
                                                                            ----------  ----------  -------------

                               LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Current portion of long-term debt.......................................  $    2,758  $      484   $       484
  Accounts payable........................................................      20,147      46,253        46,253
  Accrued expenses........................................................       5,317      12,445        12,445
                                                                            ----------  ----------  -------------
    Total current liabilities.............................................      28,222      59,182        59,182
                                                                            ----------  ----------  -------------
Due to Alpine and affiliate...............................................         525     113,736       113,736
                                                                            ----------  ----------  -------------
Long-term debt, less current portion......................................      33,784      11,540        11,540
                                                                            ----------  ----------  -------------
Other long-term liabilities...............................................       7,742       7,951         7,951
                                                                            ----------  ----------  -------------
Commitments and contingencies
Stockholder's equity:
  Common stock, Superior Telecommunications Inc., $.01 par value;
   authorized 10,000 shares; issued 1,000 shares..........................      --          --           --
  Common stock, DNE Systems, Inc. $1.00 par value; authorized 100,000
   shares; issued 750 shares..............................................           1           1             1
  Capital in excess of par value..........................................      45,700      42,254        42,254
  Cumulative translation adjustment.......................................      --            (214)         (214)
  Retained earnings.......................................................       4,153       9,615       (81,649)
                                                                            ----------  ----------  -------------
    Total stockholder's equity............................................      49,854      51,656       (39,608)
                                                                            ----------  ----------  -------------
    Total liabilities and stockholder's equity............................  $  120,127  $  244,065   $   152,801
                                                                            ----------  ----------  -------------
                                                                            ----------  ----------  -------------


    The accompanying notes are an integral part of these combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)

                       COMBINED STATEMENTS OF OPERATIONS

                                                                                            YEAR ENDED
                                                                                 ---------------------------------
                                                                                  MAY 1,    APRIL 30,   APRIL 28,
                                                                                   1994        1995        1996
                                                                                 ---------  ----------  ----------
                                                                                          (IN THOUSANDS)
Net sales......................................................................  $  68,510  $  164,485  $  410,413
Cost of goods sold.............................................................     56,250     142,114     362,854
                                                                                 ---------  ----------  ----------
    Gross profit...............................................................     12,260      22,371      47,559
Selling, general, and administrative expense...................................      8,884      11,632      14,223
Amortization of goodwill.......................................................      2,186       1,124       1,556
                                                                                 ---------  ----------  ----------
    Operating income...........................................................      1,190       9,615      31,780
Interest income................................................................        137      --             349
Interest expense...............................................................     (1,879)     (3,700)    (17,355)
Other income (expense), net....................................................        (61)        231          55
                                                                                 ---------  ----------  ----------
    Income (loss) from continuing operations before income taxes...............       (613)      6,146      14,829
Provision for income taxes.....................................................       (521)     (2,240)     (6,722)
                                                                                 ---------  ----------  ----------
    Income (loss) from continuing operations...................................     (1,134)      3,906       8,107
(Loss) from discontinued operations............................................       (287)       (176)     --
                                                                                 ---------  ----------  ----------
    Income (loss) before extraordinary item....................................     (1,421)      3,730       8,107
Extraordinary item -- (loss) on early extinguishment of debt...................     --          --          (2,645)
                                                                                 ---------  ----------  ----------
    Net income (loss)..........................................................  $  (1,421) $    3,730  $    5,462
                                                                                 ---------  ----------  ----------
                                                                                 ---------  ----------  ----------

    The accompanying notes are an integral part of these combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)

                  COMBINED STATEMENTS OF STOCKHOLDER'S EQUITY

                    FOR THE THREE YEARS ENDED APRIL 28, 1996

                                                                          SUPERIOR
                                         DNE SYSTEMS, INC.
                                                                  TELECOMMUNICATIONS INC.
                                           COMMON SHARES               COMMMON SHARES        CAPITAL IN                 CUMULATIVE
                                     --------------------------  --------------------------   EXCESS OF    RETAINED     TRANSLATION
                                       SHARES        AMOUNT        SHARES        AMOUNT       PAR VALUE    EARNINGS     ADJUSTMENT
                                     -----------  -------------  -----------  -------------  -----------  -----------  -------------
                                                                  (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at April 30, 1993..........         750     $       1                                 $   3,071    $   1,844
Acquisition of Superior............                                   1,000                      58,594
Superior dividend..................                                                             (17,450)
Transfer of Posterloid from
 Alpine............................                                                               3,485
Net (loss) for the year ended May
 1, 1994...........................                                                                           (1,421)
                                                           --                          --
                                            ---                       -----                  -----------  -----------        -----
    Balance at May 1, 1994.........         750             1         1,000                      47,700          423
DNE dividend.......................                                                              (2,000)
Net income for the year ended April
 30, 1995..........................                                                                            3,730
                                                           --                          --
                                            ---                       -----                  -----------  -----------        -----
    Balance at April 30, 1995......         750             1         1,000                      45,700        4,153
Contribution from Alpine...........                                                                 100
Transfer of Posterloid to Alpine...                                                              (3,546)
Cumulative translation
 adjustment........................                                                                                      $    (214)
Net income for the year ended April
 28, 1996..........................                                                                            5,462
                                                           --                          --
                                            ---                       -----                  -----------  -----------        -----
Balance at April 28, 1996..........         750     $       1         1,000                   $  42,254    $   9,615     $    (214)
                                                           --                          --
                                                           --                          --
                                            ---                       -----                  -----------  -----------        -----
                                            ---                       -----                  -----------  -----------        -----


                                       TOTAL
                                     ---------

Balance at April 30, 1993..........  $   4,916
Acquisition of Superior............     58,594
Superior dividend..................    (17,450)
Transfer of Posterloid from
 Alpine............................      3,485
Net (loss) for the year ended May
 1, 1994...........................     (1,421)

                                     ---------
    Balance at May 1, 1994.........     48,124
DNE dividend.......................     (2,000)
Net income for the year ended April
 30, 1995..........................      3,730

                                     ---------
    Balance at April 30, 1995......     49,854
Contribution from Alpine...........        100
Transfer of Posterloid to Alpine...     (3,546)
Cumulative translation
 adjustment........................       (214)
Net income for the year ended April
 28, 1996..........................      5,462

                                     ---------
Balance at April 28, 1996..........  $  51,656

                                     ---------
                                     ---------


    The accompanying notes are an integral part of these combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)

                       COMBINED STATEMENTS OF CASH FLOWS

                                                                                            YEAR ENDED
                                                                                ----------------------------------
                                                                                  MAY 1,    APRIL 30,   APRIL 28,
                                                                                   1994       1995        1996
                                                                                ----------  ---------  -----------
                                                                                          (IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss) from continuing operations................................  $   (1,421) $   3,730  $     8,107
  Adjustments to reconcile net income to cash provided by operations:
    Depreciation and amortization.............................................       4,259      4,586        8,451
    Amortization of deferred financing costs..................................         124        253          360
  Change in assets and liabilities:
    Accounts receivable.......................................................      (3,409)    (5,480)      (2,709)
    Inventories...............................................................       2,157     (3,303)         742
    Other assets..............................................................        (120)      (145)         808
    Accounts payable..........................................................         533      6,667       11,220
    Accrued expenses and other liabilities....................................        (873)     1,046           89
    Other, net................................................................         749         90          170
                                                                                ----------  ---------  -----------
Cash provided by operating activities.........................................       1,999      7,444       27,238
                                                                                ----------  ---------  -----------
Cash flows from investing activities:
  Acquisition, net of cash acquired...........................................      --         --         (103,409)
  Capital expenditures........................................................      (1,560)    (1,782)      (4,339)
  Acquisition of BICC assets..................................................      --         --           (5,447)
  Other.......................................................................      (3,683)        43        1,419
                                                                                ----------  ---------  -----------
Cash (used for) investing activities..........................................      (5,243)    (1,739)    (111,776)
                                                                                ----------  ---------  -----------
Cash flows from financing activities:
  Borrowings (repayments) under revolving credit facilities, net..............       7,268     (1,181)     (17,623)
  Borrowings from (repayments to) Alpine, net.................................        (169)       141      112,571
  Long-term borrowings........................................................      16,911     --          141,170
  Dividends paid to Alpine....................................................     (17,450)    (2,000)     --
  Repayment of long-term borrowings...........................................      (3,771)    (3,439)    (148,237)
  Capitalized financing costs.................................................      --         --           (3,365)
  Other.......................................................................        (422)       370          100
                                                                                ----------  ---------  -----------
Cash provided by (used for) financing activities..............................       2,367     (6,109)      84,616
                                                                                ----------  ---------  -----------
Net increase (decrease) in cash and cash equivalents..........................        (877)      (404)          78
Cash and cash equivalents at beginning of period..............................       1,554        677          273
                                                                                ----------  ---------  -----------
Cash and cash equivalents at end of period....................................  $      677  $     273  $       351
                                                                                ----------  ---------  -----------
                                                                                ----------  ---------  -----------
Supplemental disclosures:
  Cash interest paid during the period (including interest paid to Alpine)....  $    2,490  $   4,709  $    18,620
                                                                                ----------  ---------  -----------
                                                                                ----------  ---------  -----------
  Cash income taxes paid during the period....................................  $   --      $     228  $       237
                                                                                ----------  ---------  -----------
                                                                                ----------  ---------  -----------
Non-cash investing and financing activities:
  Acquisition of business:
    Assets, net of cash acquired..............................................                         $   126,127
    Liabilities assumed.......................................................                             (22,718)
                                                                                                       -----------
      Net cash paid...........................................................                         $   103,409
                                                                                                       -----------
                                                                                                       -----------

    The accompanying notes are an integral part of these combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
                     NOTES TO COMBINED FINANCIAL STATEMENTS

1.  BASIS OF PRESENTATION AND NATURE OF BUSINESS

    Superior Telecommunications Inc. and its wholly-owned subsidiary Superior Cable Corporation (together referred to as "Superior") and DNE Systems, Inc. and its wholly-owned subsidiaries DNE Technologies, Inc. and DNE Manufacturing and Service Company (together referred to as "DNE") were wholly-owned subsidiaries of The Alpine Group, Inc. ("Alpine"). Concurrently with Superior Telecom Inc.'s ("Superior Telecom") entering into the new bank credit facility and prior to the completion of this Offering of common stock described elsewhere in this prospectus, Alpine will contribute all of the outstanding common stock of Superior and DNE to Superior TeleCom for the purpose of completing the transactions  more  fully  described  in  Note  16.  The  accompanying  combined financial statements of Superior and DNE present their combined assets, liabilities, revenue, expenses and cash flows as if Superior and DNE existed as a separate corporation during the periods presented which reflects the acquisition of Superior in November 1993, as discussed in Note 5. The combined companies are referred to as the "Companies" in the accompanying combined financial statements.


    Superior is engaged in the manufacture and sale of copper wire and cable for the telecommunications industry and DNE is engaged in the manufacture and sale of data communication and other electronic products and systems for defense, government and commercial application.

    These  combined  financial  statements  include  transactions  with   Alpine
relating to insurance and tax sharing arrangements, intercompany borrowings, as well as for other administrative services (see Note 8).

    The financial information included herein may not necessarily reflect the financial position, results of operations or cash flows of the Companies in the future or what the financial position, results of operations or cash flows of the Companies would have been if they were combined as a separate stand-alone company during the periods presented.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CONTRACT REVENUE RECOGNITION


    Revenues related to certain of DNE's government long-term contracts and programs, are recognized by the percentage of completion method measured on the basis of costs incurred to estimated total costs which approximates contract performance to date. Recognized revenue is that percentage of total contractual revenue that incurred costs to date bear to estimated total costs after giving effect to the most recent estimates of costs to complete. Contracts in progress are reviewed monthly and sales and earnings are adjusted in current accounting periods based on revisions in contract value and estimated costs at completion. Provisions for estimated losses on contracts are recorded when identified.


    CASH AND CASH EQUIVALENTS

    All highly liquid investments purchased with a maturity at acquisition of 90 days or less are considered to be cash equivalents.

    INVENTORIES

    Inventories, other than inventoried costs relating to DNE's long-term contracts, are stated at the lower of cost or market, using the first-in, first-out (FIFO) method. Inventoried costs relating to DNE's long-term contracts and programs are stated at actual production cost, including factory overhead, initial tooling and other related nonrecurring costs, reduced by the cost related to revenue recognized. Included in the

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

accompanying combined balance sheet are DNE inventories amounting to $137,000 and $708,000 at April 30, 1995 and April 28, 1996, respectively, relating to contracts and programs having production cycles longer than one year.


    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided over the estimated useful lives of the assets using the straight-line method. The estimated lives are as follows:

                                                                5-30
Building and improvements................................      years
                                                                3-12
Machinery and equipment..................................      years

    Maintenance and repairs are charged to expense as incurred. Long term improvements are capitalized as additions to property, plant and equipment. Upon retirement, or other disposal, the asset cost and related accumulated depreciation are removed from the accounts and the net amount, less any proceeds, is charged or credited to income.

    GOODWILL


    The excess of the purchase price over the net identifiable assets of businesses acquired is amortized ratably over periods not exceeding 30 years. Accumulated amortization of goodwill at April 30, 1995 and April 28, 1996 was $1.4 million and $3.1 million, respectively. Goodwill is allocated to specific assets or product lines and reviewed periodically to assess recoverability from future operations using undiscounted cash flows, in accordance with the provisions of Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of." Impairments would be recognized in operating results, if the anticipated cash flows from an asset (undiscounted and excluding interest) are less than the asset's carrying value. During fiscal 1994, DNE expensed $1,511,000 relating to the remaining unamortized balance of an intangible asset associated with a product line which was not forecasted to generate sufficient cash flows to recover the carrying value of such intangible asset.


    FOREIGN CURRENCY TRANSLATION

    The financial position and results of operations of Superior's foreign subsidiary is measured using local currency as the functional currency. Assets and liabilities of operations denominated in foreign currencies are translated into U.S. dollars at exchange rates in effect at year-end, while revenues and expenses are translated at average exchange rates prevailing during the year. The resulting translation gains and losses are charged directly to cumulative translation adjustment, a component of stockholder's equity, and are not included in net income until realized through sale or liquidation of the investment.

    CONCENTRATION OF CREDIT RISK


    Superior's revenues constitute 93.6% of the Companies' total revenues for fiscal 1996. During fiscal 1994, 1995 and 1996 sales to the six regional Bell operating companies and three major independent telephone companies represented 74%, 78% and 90% of Superior's net sales, respectively (see Note 14). At April 30, 1995 and April 28, 1996, accounts receivable from these customers amounted to $14.0 million and $41.9 million, respectively.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    Superior and DNE file a consolidated Federal income tax return with Alpine and its other subsidiaries. However, income taxes have been provided in the Companies statements of operations as if the Companies were separate taxable entities and filed separate Federal income tax returns.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.  INVENTORIES
    The components of inventories are as follows:

                                                                         1995       1996
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
Raw materials........................................................  $   9,483  $  11,086
Work in process......................................................      7,228     13,216
Finished goods.......................................................      8,984     33,424
                                                                       ---------  ---------
                                                                       $  25,695  $  57,726
                                                                       ---------  ---------
                                                                       ---------  ---------

4.  PROPERTY, PLANT AND EQUIPMENT
    Property, plant and equipment consists of the following:

                                                                         1995       1996
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
Land.................................................................  $   1,123  $   2,965
Building and improvements............................................      9,253     18,678
Machinery and equipment..............................................     25,264     67,276
                                                                       ---------  ---------
                                                                          35,640     88,919
Less: accumulated depreciation.......................................      5,596     12,391
                                                                       ---------  ---------
                                                                       $  30,044  $  76,528
                                                                       ---------  ---------
                                                                       ---------  ---------

    Depreciation expense for the years ended May 1, 1994 and 1995 and April 28, 1996 was $1.9 million, $3.4 million and $6.7 million, respectively.

5.  ACQUISITIONS

    ALCATEL ACQUISITION

    On May 11, 1995, Superior completed the acquisition (the "Alcatel Acquisition") of the U.S. and Canadian copper wire and cable business (the "Alcatel Business") of Alcatel NA Cable System, Inc. and Alcatel Canada Wire, Inc. (collectively, "Alcatel NA"). In connection with the acquisition, Superior sold

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

5.  ACQUISITIONS (CONTINUED)
$140.0 million aggregate principal amount of notes (the "Alcatel Acquisition Notes"). The Alcatel Acquisition Notes were subsequently redeemed with the proceeds of funds advanced by Alpine (see Note 8). The following reflects the allocation of the purchase price of the net assets of the Alcatel Business based upon the fair values of such assets (in thousands):

Acquisition cost..................................................  $ 103,409
Less: historical book value of net assets at May 11, 1995.........    (80,909)
Write-up of property, plant and equipment.........................     (5,718)
Accrual of Alcatel employee relocation and severance costs........        500
                                                                    ---------
Acquisition goodwill..............................................  $  17,282
                                                                    ---------
                                                                    ---------

    The acquisition cost of $103.4 million included $102.9 million paid in cash to Alcatel NA and acquisition expenses of $500,000.

    The Alcatel Acquisition has been accounted for using the purchase method, and, accordingly, the results of operations of the Alcatel Business are included in Superior's results on a prospective basis from the date of acquisition. Goodwill is being amortized on a straight line basis over 30 years.

    Unaudited condensed pro forma results of operations which give effect to the acquisition of the Alcatel Business as if it had occurred on May 1, 1994 are presented below. The pro forma results of operations for the year ended April 30, 1995 include the results of the Alcatel Business for the 12-month period ended March 31, 1995. The pro forma amounts reflect acquisition related purchase accounting adjustments, including adjustments to depreciation and amortization expense. The pro forma financial information does not purport to be indicative of either the results of operations that would have occurred had the acquisitions taken place at the beginning of the periods presented or of future results of operations.

                                                                               PRO FORMA (UNAUDITED)
                                                                               ----------------------
                                                                                  1995        1996
                                                                               ----------  ----------
                                                                                   (IN THOUSANDS)
Net sales....................................................................  $  368,663  $  417,934
Income from continuing operations before income taxes........................       9,023      15,377
Income from continuing operations before extraordinary item..................       4,934       8,655
(Loss) from discontinued operations..........................................        (176)     --
Extraordinary (loss) on early extinquishment of debt.........................      --          (2,645)
Net income...................................................................       4,758       6,010

    SUPERIOR ACQUISITION

    On November 9, 1993, Superior's former parent company merged with and into Alpine resulting in Superior being a wholly owned subsidiary of Alpine. Alpine paid approximately $19.2 million in cash (including approximately $2.2 million in merger-related expenses), issued 4,467,610 shares of its common stock and assumed existing stock options as consideration for the merger.

    The merger was accounted for using the purchase method and, accordingly, Superior's results of operations have been included in the Companies' combined results on a prospective basis from the date of the merger. The total purchase price for acquiring Superior (including merger related expenses) amounted

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

5.  ACQUISITIONS (CONTINUED)
to approximately $58.6 million and was allocated to the fair market value of Superior's assets and liabilities as of the merger date resulting in goodwill of approximately $35.3 million. Goodwill is being amortized on a straight line basis over 30 years.

6.  DISCONTINUED OPERATIONS

    On October 1, 1993, DNE transferred all of the outstanding capital stock of Posterloid Corporation ("Posterloid"), then a wholly owned subsidiary of Alpine, for $1.8 million in cash plus a contingent earnout. The transfer was accounted for as a reorganization of entities under common control and the excess of the book value of the net assets transferred over cash exchanged (amounting to $3.5 million) was recorded as a capital contribution in the accompanying Combined Statement of Stockholder's Equity.



    On May 1, 1995, DNE transferred Posterloid back to Alpine for $1.3 million in cash. The transfer was accounted for as a reorganization of entities under common control and the excess of the book value of the net assets transferred over cash received ($3.5 million) was recorded as a return of capital in the accompanying Combined Statement of Stockholder's Equity. Posterloid's results of operations from the transfer date through April 30, 1995 have been reflected as a loss from discontinued operations in the accompanying Combined Statements of Operations.


7.  DEBT
    Debt consists of the following:

                                                                         1995       1996
                                                                       ---------  ---------
                                                                          (IN THOUSANDS)
Lease finance obligations (a)........................................  $   5,968  $   5,853
Promissory note (b)..................................................     --          1,170
Revolving credit loans (c)...........................................     17,161     --
Term loan (c)........................................................      5,386     --
Mortgage loan (d)....................................................      5,296      4,996
Subordinated note (e)................................................      2,469     --
Other................................................................        262          5
                                                                       ---------  ---------
Total debt...........................................................     36,542     12,024
    Less: Current portion............................................      2,758        484
                                                                       ---------  ---------
Long-term debt.......................................................  $  33,784  $  11,540
                                                                       ---------  ---------
                                                                       ---------  ---------

- ------------------------
(a) The lease finance obligations result from the sale/leaseback of two properties during fiscal 1994 which, because of the Companies' continuing involvement in the form of repurchase options, were recorded under the finance method. The lease finance obligations at April 28, 1996 consist of:
    (a) $5.0 million related to the sale/leaseback of Superior's manufacturing facility, and (b) $853,000 related to the sale/ leaseback of a manufacturing facility owned by DNE.

    The Superior sale/leaseback transaction included a sales price of $5.0 million and net cash proceeds (after fees and expenses) of $4.5 million. The term of the leaseback is twenty years, with five additional option terms (at Superior's election) of five years each. Superior has a one time option to repurchase the property during the eleventh year of the lease term at the greater of the property's Fair Market Value (as defined in the lease) or $5.0 million plus related ancillary costs. Annual lease payments are

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7.  DEBT (CONTINUED)
    approximately $630,000 and are subject to adjustments based on changes in short-term interest rates (monthly) and increases in the consumer price index (on a tri-annual basis). Until the repurchase option expires or is exercised, all lease payments will be reflected as interest expense. The related asset, which is being depreciated over its estimated useful life, has a net carrying value of $6.9 million as of April 28, 1996 and is classified as property, plant and equipment in the accompanying balance sheet.

    The DNE sale/leaseback transaction included a sales price of $1.3 million and a lease term of nine years. DNE has an option to repurchase the property during the fourth and fifth years of the lease term for $1.3 million plus ancillary costs; however, the lessor may elect to terminate the lease in lieu of accepting such repurchase offer. Annual lease payments are $177,900 and are subject to annual adjustments based on increases in the consumer price index. As of April 28, 1996, remaining total lease payments amounted to $1.1 million, of which $853,000 will be applied against principal and $208,500 will be recorded as interest expense. The related asset, which is being depreciated over the term of the lease and has a net carrying value of $785,000 as of April 28, 1996, is classified in long-term investments and other assets in the accompanying balance sheet.

(b) The promissory note is payable to BICC Phillips, Inc. from which Superior acquired certain wire and cable manufacturing assets on November 28, 1995. The note does not bear interest and is due on December 31, 1996.

(c) The revolving credit loans and term loan represented borrowings by Superior and DNE under credit facilities which were repaid in full during fiscal 1996. The Superior credit facility, which included a $28.0 million revolving credit facility and a $5.4 million term loan, was repaid from the proceeds of the Alcatel Acquisition Notes (see Note 5).

    The DNE credit facility, which provided for a revolving credit facility of up to $3.5 million, was repaid by DNE from the proceeds of funds advanced by Alpine in July 1995 (see Note 8).

(d) The mortgage loan is payable by DNE to the Connecticut Development Authority ("CDA"). The loan is guaranteed by Alpine and collateralized by DNE's real estate, machinery and equipment. The loan is payable in March 2002 and is subject to a 20-year amortization schedule. However, DNE may be required to make additional payments of principal based upon annual retained net cash earnings (as defined). Based upon retained net cash earnings in fiscal 1996, DNE is obligated to make a payment of $143,000 in August 1996. The interest rate is 7.25% through February 28, 1999 and the higher of 7.25% or the yield on U.S. Treasury securities with the same maturity thereafter. The mortgage loan contains covenants which limit the ability of DNE to pay dividends and incur indebtedness.

(e) The subordinated promissory note payable to the previous owners of DNE was redeemed in August, 1995 at a discount which resulted in recording an extraordinary gain, net of taxes of $166,000.

    At April 28, 1996, the fair value of the Companies debt is estimated to be $12.2 million, which estimate is based on quoted market prices for the same or similar issues or on current rates offered for debt of the same remaining maturities.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

7.  DEBT (CONTINUED)
    The aggregate maturities of long-term debt for the five years subsequent to April 28, 1996 are as follows:

FISCAL YEAR                                                                AMOUNT
- ---------------------------------------------------------------------  ---------------
                                                                       (IN THOUSANDS)
1997.................................................................     $     484
1998.................................................................           361
1999.................................................................           388
2000.................................................................           418
2001.................................................................           449

8.  RELATED PARTY TRANSACTIONS
    On July 21, 1995, Alpine completed the placement of $153.0 million of 12.25% Senior Secured Notes (the "Alpine Notes") and entered into an $85.0 million revolving credit facility (the "Credit Facility"). The Alpine Notes and the Credit Facility are guaranteed by Superior and Adience, Inc. ("Adience"), another subsidiary of Alpine. The Alpine Notes are also secured by a pledge of the capital stock of Superior and Adience.

    In connection with the placement of the Senior Notes and the closing of the Credit Facility, the Companies entered into financing arrangements with Alpine whereby Alpine advanced funds to the Companies. The proceeds of the funds advanced by Alpine were used (a)to redeem the Alcatel Acquisition Notes plus accrued interest (see Note 5), (b) to repay DNE's revolving credit facility and the subordinated promissory note due to DNE's former parent (see Note 7), and
(c) to fund working capital requirements. At April 28, 1996 the due to Alpine and affiliates in the accompanying Combined Balance Sheets included notes payable in the amount of $126.1 million related to such financing arrangements.

    Such notes payable to Alpine include:

       (1) $88.9 million note payable by  Superior due 2003 (subject to  certain
           mandatory    prepayment   requirements),    with   interest   payable
    semi-annually at an annual rate of 14%.

       (2) $35.0 million in borrowings under revolving credit facilities between Alpine, Superior and DNE due 2000. Interest is payable monthly at prime plus 0.375% or LIBOR plus 2.25%. Borrowings under the revolving credit facility are subject to a borrowing base determined as a percentage of eligible accounts receivable and inventory. The revolving credit facility is secured by a pledge of Superior's accounts receivable and inventory.

       (3) $2.2 million promissory note payable by DNE due in 2003 with interest payable semiannually at an annual rate of 14%.

    Also included in the due to Alpine and affiliates is an amount of $2.0 million owed by Superior Cable Corporation, Superior's Canadian subsidiary to Adience's Canadian subsidiary. The advance bears interest at 8%.

    Further included in the due to Alpine and affiliates is a non-interest bearing receivable from Alpine which arose primarily from funds advanced by Superior in connection with Alpine's debt restructuring.

    In connection with the redemption of the Alcatel Acquisition Notes, Superior recorded a $2.8 million extraordinary loss, net of taxes, on the early extinguishment of debt.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

8.  RELATED PARTY TRANSACTIONS (CONTINUED)
    Total interest expense charged during fiscal 1996 by Alpine under the aforementioned financing arrangements amounted to $12.7 million.


    Alpine allocates certain direct expenses to the Companies, the most significant of which is insurance expense which is allocated based upon projected payrolls, property values and forecasted losses. Such allocated expenses totaled $1.9 million during fiscal 1996 and were applied as a reduction in amounts due to Alpine. Alpine also provides, on a limited basis, other indirect administrative services to the Companies such as treasury and cash management, tax planning and risk management which were not allocated to the Companies.



    During fiscal 1994 and 1995 DNE was charged $360,000 and $111,000, respectively for certain incremental indirect costs associated with compliance with certain contractual arrangements. No such amounts in fiscal 1996 were significant.


9.  DEFINED CONTRIBUTION PLANS
    The Companies sponsor several defined contribution plans covering substantially all U.S. employees. The plans provide for limited company matching of participants' contributions. Company contributions to these plans amounted to $227,000, $396,000 and $403,000 for the years ended May 1, 1994, and April 30,
1995 and April 28, 1996, respectively.

10. DEFINED BENEFIT RETIREMENT PLANS
    During fiscal 1996, certain employees of Superior participated in various defined benefit retirement plans sponsored by Alcatel NA. These plans generally provide for payment of benefits, commencing at retirement between the ages of 55 and 65, based on the employee's length of service and earnings. In connection with the Alcatel acquisition, Superior is evaluating alternative retirement planning options and, in substantially all cases, participation in these plans has been frozen. Expense recorded for fiscal year 1996 service under these plans was approximately $304,000.

    During fiscal 1996, Superior also sponsored a defined benefit pension plan for employees of one of its manufacturing facilities previously owned by Alcatel. Benefits under that plan, which were also based on length of service and earnings, were frozen effective December 31, 1995 and the plan was replaced with a defined contribution plan. The amount charged to pension expense for fiscal year 1996 under the plan was $138,000. The accrued pension liability related to this plan was $67,000 at April 28, 1996 and is included in accrued liabilities in the accompanying balance sheet.

    In addition, Superior sponsored a defined benefit pension plan for employees of its Canadian manufacturing facility also previously owned by Alcatel. Benefits under the plan are based on length of service. The amount charged for pension expense for fiscal year 1996 under the plan was $58,000.

    The following table shows the plan's funded status at April 28, 1996:

Accumulated benefit obligation (100% vested)....................  $2,105,000
Fair value of plan assets.......................................  2,388,000
Projected benefit obligation....................................  2,314,000
Plan assets in excess of projected benefit obligation...........     74,000
Unrecognized net gain...........................................    (74,000)

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

10. DEFINED BENEFIT RETIREMENT PLANS (CONTINUED)
    A discount rate of 8% and an expected long-term rate of return on assets of 8% were assumed for the above actuarial calculations.

11. POSTRETIREMENT HEALTH CARE BENEFITS
    The Companies' current policy for postretirement health care benefits provides certain employees and their spouses upon reaching normal or early retirement and upon achieving certain minimum service requirements, a fixed monthly benefit for the purchase of company-sponsored health care insurance. The amount of the fixed monthly benefit will not be increased in the future, notwithstanding medical-based inflation cost increases.

    The accumulated postretirement health care benefit obligation, which is included in long-term liabilities in the accompanying balance sheet, consisted of the following at April 30, 1995 and April 28, 1996:

                                                                            1995       1996
                                                                          ---------  ---------
                                                                             (IN THOUSANDS)
Retirees................................................................  $     733  $     427
Fully eligible active plan participants.................................        164        284
Other active plan participants..........................................        596        571
                                                                          ---------  ---------
                                                                              1,493      1,282
Unrealized net gain from past experience and change in assumptions......     --            211
                                                                          ---------  ---------
                                                                          $   1,493  $   1,493
                                                                          ---------  ---------
                                                                          ---------  ---------

    Net periodic postretirement benefit cost includes the following components for fiscal 1994, 1995 and 1996:

                                                                                      1994        1995       1996
                                                                                      -----     ---------  ---------
                                                                                            (IN THOUSANDS)
Service cost for benefits earned.................................................   $      24   $      45  $      45
Interest cost on accumulated postretirement benefit obligation...................          37         118        117
                                                                                          ---   ---------  ---------
                                                                                    $      61   $     163  $     162
                                                                                          ---   ---------  ---------
                                                                                          ---   ---------  ---------

    An increase in the health care cost trend assumptions would not change the annual exposure or obligation amounts as the employer cost is effectively capped.

    The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 6.5%, 8.0% and 7.75% for fiscal years ended May 1, 1994, April 30, 1995 and April 28, 1996, respectively.

12. INCOME TAXES
    For Federal income tax purposes, the Companies' taxable income is included as part of the Alpine consolidated Federal return. The Companies do, however, file separate state income tax returns. The Companies account for income taxes on a stand alone basis, as if they filed a separate Federal return, with any current Federal income taxes due being reflected as a payable to Alpine.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

12. INCOME TAXES (CONTINUED)
    U.S. income tax expense (benefit) for fiscal 1994, 1995 and 1996 consists of the following:

                                                                                1994       1995       1996
                                                                              ---------  ---------  ---------
                                                                                      (IN THOUSANDS)
Current:
  Federal...................................................................  $     166  $   1,830  $   7,131
  State.....................................................................         23        320        891
                                                                              ---------  ---------  ---------
                                                                              $     189  $   2,150  $   8,022
                                                                              ---------  ---------  ---------
Deferred:
  Federal...................................................................  $     288  $      78  $  (1,160)
  State.....................................................................         44         12       (140)
                                                                              ---------  ---------  ---------
                                                                                    332         90     (1,300)
                                                                              ---------  ---------  ---------
Total income tax expense....................................................  $     521  $   2,240  $   6,722
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

    Due to losses incurred, no foreign income taxes were recorded for the year ended April 28, 1996.

    A reconciliation of income tax expense reported in the accompanying statements of operations to the amount of income tax expense that would result from applying the Federal statutory rate of 34% to income from continuing operations before income taxes for the fiscal periods ended 1994, 1995 and 1996 is as follows:

                                                                                1994       1995       1996
                                                                              ---------  ---------  ---------
                                                                                      (IN THOUSANDS)

Expected income tax expense at Federal statutory tax rate...................  $    (208) $   2,089  $   5,042
Non deductible goodwill amortization........................................        147        382        382
State income tax expense; net of Federal tax benefit........................         44        219        496
Net tax loss of foreign subsidiary..........................................     --         --            327
Other, net..................................................................        538       (450)       475
                                                                              ---------  ---------  ---------
                                                                              $     521  $   2,240  $   6,722
                                                                              ---------  ---------  ---------
                                                                              ---------  ---------  ---------

    Statement of Financial Accounting Standards No 109, "Accounting for Income Taxes," requires the recognition of deferred tax assets and liabilities for both the expected future tax impact of temporary differences arising from assets and liabilities whose tax basis are different from financial statement amounts, and for the expected future tax benefit to be derived from tax loss carryforwards. The statement also requires that a valuation allowance be established if it is more likely than not that all or a portion of deferred tax assets will not be realized. Realization of the future tax benefits is dependent on the ability to generate

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

12. INCOME TAXES (CONTINUED)
taxable income within the carryforward period and the periods in which net temporary differences reverse. Items that result in deferred tax assets (liabilities) and the related valuation allowance at April 30, 1995 and April 28, 1996 are as follows:

                                                                       CURRENT              LONG-TERM
                                                                 --------------------  --------------------
                                                                   1995       1996       1995       1996
                                                                 ---------  ---------  ---------  ---------
                                                                               (IN THOUSANDS)
Depreciation and amortization..................................  $  --      $  --      $  (8,452) $  (8,753)
Sale / leaseback...............................................     --         --          1,760      1,735
Accruals not currently deductible for tax......................        555      1,536        691        626
Inventory reserves.............................................        626        915     --         --
Inventory cost capitalization..................................        264        719     --         --
Tax net operating loss carryforwards...........................     --         --         --            550
Other..........................................................         15     --         --         --
                                                                 ---------  ---------  ---------  ---------
                                                                     1,460      3,170     (6,001)    (5,842)
Less: Valuation allowance......................................       (255)      (471)      (138)      (492)
                                                                 ---------  ---------  ---------  ---------
Total deferred income tax asset (liability)....................  $   1,205  $   2,699  $  (6,139) $  (6,334)
                                                                 ---------  ---------  ---------  ---------
                                                                 ---------  ---------  ---------  ---------

13. COMMITMENTS AND CONTINGENCIES
    At April 28, 1996, future minimum lease payments under non-cancelable operating leases are as follows:


                                                                                   REAL AND
                                                                                   PERSONAL
FISCAL YEAR                                                                        PROPERTY
                                                                                 -------------
                                                                                      (IN
                                                                                  THOUSANDS)
1997...........................................................................    $     573
1998...........................................................................          400
1999...........................................................................          380
2000...........................................................................          371
2001...........................................................................          320
Thereafter.....................................................................           53
                                                                                      ------
                                                                                   $   2,097
                                                                                      ------
                                                                                      ------


    Rent expense under cancelable and non-cancelable operating leases was $288,000, $555,000 and $668,000 for the years ended May 1, 1994, April 30, 1995, and April 28, 1996, respectively.

    Approximately 28% of Superior's total labor force is covered by collective bargaining agreements. One collective bargaining agreement representing 11% of Superior's total labor force will expire within one year.

    During fiscal 1995, DNE was awarded a $600,000 grant from the Connecticut Department of Economic Development (DED) in connection with a five year contract award from National Aeronautics and Space Administration (NASA). The grant requires that the Company maintain its operation in Connecticut for a period of ten years, or refund the grant if a relocation out of Connecticut occurs within the specified period. This grant is being recorded as a reduction of cost of revenues as earned. At April 28, 1996, $150,000 has yet to be earned.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

13. COMMITMENTS AND CONTINGENCIES (CONTINUED)

    Soil and groundwater at Superior's Brownwood, Texas facility has been found to be contaminated with volatile organic compounds as a result of operations at the facility which management believes occurred prior to Superior's acquisition of the facility. Superior is in the process of obtaining approval for a remediation plan from the Texas Natural Resource Conservation Commission. Pursuant to an agreement between Superior and the former owner of the facility, Superior has been reimbursed for approximately 85% of the costs incurred to date in connection with the investigation and remediation of this facility, and is entitled to reimbursement of future expenses at percentages ranging from 85% to 25% (depending on the time at which such expenses are incurred), subject to an aggregate expense reimbursement of not less than 75%. Based upon investigations performed to date, the Company has accrued an amount of $84,000 consisting of an assessment that the remediation costs will total approximately $335,000 offset by a receivable of $251,000 from the former owner.


    In connection with the sale of a facility in Woburn, Massachusetts formerly owned by and currently under lease to DNE, low levels of volatile organic compounds were discovered in shallow groundwater. DNE has assumed responsibility for this contamination pursuant to an indemnity granted to the purchaser of the facility, which indemnity is in turn guaranteed by Alpine. This facility has been designated as a non-priority site by the Massachusetts Department of Environmental Protection ("MDEP") which granted a waiver to Alpine allowing it to proceed with further investigation and, if necessary, remediation, of the groundwater contamination with MDEP oversight, subject to certain conditions. In accordance with the waiver, investigation and remediation efforts must be completed by August 1997. Based on the results of a Phase II comprehensive site assessment completed during May 1996, it appears that no remedial activities are warranted for this site, but approximately $10,000 may be required to perform MDEP filing and response actions.

    The Companies are subject to other legal proceedings and claims which have primarily arisen in the ordinary course of business and have not been finally adjudicated.

    Two executives of Superior and DNE have employment contracts which generally provide minimum base salaries aggregating approximately $0.5 million, cash bonuses based on the Superior and DNE achievement of certain performance objectives, discretionary stock options and restricted stock grants of Alpine, and certain retirement and other employee benefits. Further, in the event of termination or voluntary resignation for "good reason" accompanied by a change in control of Alpine, as defined, such employment agreements provide for severance payments equal to two times annual cash compensation and bonus, and the continuation for stipulated periods of other benefits, as defined.

    In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of all pending or threatened litigation, claims and assessments will have no material adverse affect upon the Companies financial position, liquidity or results of operations.

14. SEGMENT INFORMATION
    The Companies conduct business in two segments: telecommunications wire and cable products (through Superior, acquired in November 1993, and the Alcatel Business, acquired in May 1995), and data communications and electronics (through DNE).

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

14. SEGMENT INFORMATION (CONTINUED)
    The following provides financial information about each business segment:

                                                                       MAY 1,    APRIL 30,   APRIL 28,
                                                                        1994        1995        1996
                                                                     ----------  ----------  ----------
                                                                               (IN THOUSANDS)
Net sales (a):
  Telecommunications wire and cable................................  $   46,857  $  136,578  $  384,237
  Data communications and electronics..............................      21,653      27,907      26,176
                                                                     ----------  ----------  ----------
                                                                     $   68,510  $  164,485  $  410,413
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Operating income (loss):
  Telecommunications wire and cable................................  $    1,625  $    8,016  $   29,741
  Data communications and electronics..............................        (435)      1,599       2,039
                                                                     ----------  ----------  ----------
                                                                     $    1,190  $    9,615  $   31,780
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Identifiable assets at year end:
  Telecommunications wire and cable................................  $   95,027  $   98,497  $  226,045
  Data communications and electronics..............................      15,340      16,836      18,020
                                                                     ----------  ----------  ----------
                                                                     $  110,367  $  115,333  $  244,065
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Depreciation and amortization expense:
  Telecommunications wire and cable................................  $    1,562  $    3,714  $    7,719
  Data communications and electronics..............................       2,697         872         732
                                                                     ----------  ----------  ----------
                                                                     $    4,259  $    4,586  $    8,451
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------
Capital expenditures:
  Telecommunications wire and cable (b)............................  $      420  $    1,388  $    9,337
  Data communications and electronics..............................       1,140         394         449
                                                                     ----------  ----------  ----------
                                                                     $    1,560  $    1,782  $    9,786
                                                                     ----------  ----------  ----------
                                                                     ----------  ----------  ----------

- ------------------------

(a) (i) Two customers accounted for $41.0 million and $21.9 million or 30% and 16%, respectively, of net sales in fiscal 1995 and five customers accounted for $82.7 million, $65.0 million, $61.7 million, $49.1 million and $48.1 million or 22%, 17%, 16%, 13% and 13% of net sales in fiscal 1996 in the telecommunications wire and cable segment.



    (ii) The data communications and electronics segment has historically been dependent on government funding of programs in which it participates. Significant changes in the levels of funding for such programs could have a material adverse effect on the segment. Sales to agencies of the U.S. government were $18.7 million, $23.2 million and $17.4 million or 86.4%, 82.3% and 66.4% of net sales of this segment for fiscal 1994, 1995 and 1996, respectively.


(b) During fiscal  1996,  Superior  acquired certain  Canadian  assets  of  BICC
    Phillips   for  $5.4   million,  which   amount  is   reflected  in  capital
    expenditures.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
               NOTES TO COMBINED FINANCIAL STATEMENTS (CONTINUED)

15. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

                                                                     FISCAL 1995 QUARTER ENDED
                                                    -----------------------------------------------------------
                                                     JULY 31   OCTOBER 31   JANUARY 31    APRIL 30      YEAR
                                                    ---------  -----------  -----------  ----------  ----------
                                                                          (IN THOUSANDS)
Net sales.........................................  $  39,330   $  40,552    $  38,266   $   46,337  $  164,485
Gross profit......................................      5,685       5,278        5,068        6,340      22,371
Operating income..................................      2,604       1,874        2,016        3,121       9,615
Income from continuing operations.................      1,160         403          626        1,717       3,906
(Loss) from discontinued operations...............     --          --           --             (176)       (176)
                                                    ---------  -----------  -----------  ----------  ----------
Net income........................................  $   1,160   $     403    $     626   $    1,541  $    3,730
                                                    ---------  -----------  -----------  ----------  ----------
                                                    ---------  -----------  -----------  ----------  ----------


                                                                     FISCAL 1996 QUARTER ENDED
                                                    -----------------------------------------------------------
                                                     JULY 31   OCTOBER 31   JANUARY 31    APRIL 28      YEAR
                                                    ---------  -----------  -----------  ----------  ----------
                                                                          (IN THOUSANDS)
Net sales.........................................  $  99,324   $ 109,076    $  91,185   $  110,828  $  410,413
Gross profit......................................      9,503      11,040       10,901       16,115      47,559
Operating income..................................      5,830       7,262        7,020       11,668      31,780
Income before extraordinary item..................      1,674       1,571        1,617        3,245       8,107
Income (loss) from extraordinary item.............     (2,811)        166       --           --          (2,645)
                                                    ---------  -----------  -----------  ----------  ----------
Net income (loss).................................  $  (1,137)  $   1,737    $   1,617   $    3,245  $    5,462
                                                    ---------  -----------  -----------  ----------  ----------
                                                    ---------  -----------  -----------  ----------  ----------

16. SUBSEQUENT EVENT

    In September 1996, Superior TeleCom filed an amendment to a registration statement with the Securities and Exchange Commission in which it disclosed Alpine's intention to: (i) recapitalize Superior by issuing 20,000 shares of 6% Cumulative Preferred Stock par value $1.00 per share with a liquidation preference of $1,000 per share, (ii) contribute all of the common stock of both Superior and DNE to Superior TeleCom, (iii) cause Superior and DNE to declare dividends on their common stock in an aggregate amount equal to the difference between $205.0 million and the net amount of intercompany debt then owed by Superior and DNE to Alpine and (iv) to cause Superior Telecom to complete an offering of 6,000,000 shares of common stock (or approximately 49.9% of the outstanding shares after such offering) assuming no exercise of the underwriters' over-allotment option.



    In order to finance the payment of the intercompany debt, the dividend and future working capital needs, Superior TeleCom has received a commitment from Bankers Trust Company, acting as administrative agent, and Bank of Boston, acting as co-agent, to enter into a revolving facility (the "Bank Credit Facility") which will initially provide for a credit line of $175.0 million, however, on completion of the Offering the facility will be reduced to $150.0 million. Interest will be payable monthly based upon prime rate plus 0.5% or Eurodollar rate plus 1.5%; the variable components of these rates after the first anniversary of the closing of the facilities are subject to periodic adjustment based on Superior TeleCom's debt to EBITDA ratio on a trailing twelve month basis. The initial rate of interest is expected to be approximately 7.5%. Obligations under the Bank Credit Facility are expected to be guaranteed by each of Superior TeleCom's direct and indirect subsidiaries and secured by all the common stock, equipment, property, inventory and accounts receivable of each such subsidiary.



    The proposed dividends on the common stock of Superior and DNE discussed above has been reflected in the accompanying pro forma balance sheet on page F-6, excluding the effects of offering proceeds and other transactions occurring simultaneous with this Offering described above, in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 55.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)



                       CONDENSED COMBINED BALANCE SHEETS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)



                                     ASSETS



                                                                                          JULY 28,
                                                                             APRIL 28,      1996
                                                                                1996     (UNAUDITED)
                                                                             ----------  -----------   PRO FORMA
                                                                                                       JULY 28,
                                                                                                         1996
                                                                                                      (UNAUDITED)
                                                                                                      -----------
                                                                                                       (SEE NOTE
                                                                                                          4)
Current Assets:
  Cash and cash equivalents................................................  $      351   $     139    $(101,947)
  Accounts receivable (less allowance for
   doubtful accounts; April, $166; July, $63...............................      53,689      53,223       53,223
  Inventories..............................................................      57,726      47,737       47,737
  Other current assets.....................................................       6,142       5,999        5,999
                                                                             ----------  -----------  -----------
    Total current assets...................................................     117,908     107,098        5,012
                                                                             ----------  -----------  -----------
  Property, plant and equipment, net.......................................      76,528      76,143       76,143
  Goodwill (less accumulated amortization: April, $3,114;
   July, $3,546)...........................................................      48,414      47,897       47,897
  Long-term investments and other assets...................................       1,215       1,222        1,222
                                                                             $  244,065   $ 232,360    $ 130,274
                                                                             ----------  -----------  -----------
                                                                             ----------  -----------  -----------

                                      LIABILITIES AND STOCKHOLDER'S EQUITY

Current liabilities:
  Current portion of long-term debt........................................  $      484   $     364    $     364
  Accounts payable.........................................................      46,253      39,348       39,348
  Accrued expenses.........................................................      12,445      12,777       12,777
                                                                             ----------  -----------  -----------
    Total current liabilities..............................................      59,182      52,489       52,489
                                                                             ----------  -----------  -----------
Due to Alpine and affiliate................................................     113,736     102,914      102,914
                                                                             ----------  -----------  -----------
Long-term debt, less current portion.......................................      11,540      11,475       11,475
                                                                             ----------  -----------  -----------
Other long-term liabilities................................................       7,951       8,050        8,050
                                                                             ----------  -----------  -----------
Commitments and contingencies
Stockholder's equity:
  Common stock, Superior Telecommunications Inc.,
   $.01 par value; authorized 10,000 shares; issued 1,000 shares...........      --          --           --
  Common stock, DNE Systems, Inc. $1.00 par value;
   authorized 100,000 shares; issued 750 shares............................           1           1            1
  Capital in excess of par value...........................................      42,254      42,254       42,254
  Cumulative translation adjustment........................................        (214)       (406)        (406)
  Retained earnings........................................................       9,615      15,583      (86,503)
                                                                             ----------  -----------  -----------
    Total stockholder's equity.............................................      51,656      57,432      (44,654)
                                                                             ----------  -----------  -----------
    Total liabilities and stockholder's equity.............................  $  244,065   $ 232,360    $ 130,274
                                                                             ----------  -----------  -----------
                                                                             ----------  -----------  -----------



    The accompanying notes are an integral part of these condensed combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOMINC.)
                  CONDENSED COMBINED STATEMENTS OF OPERATIONS



                                  (UNAUDITED)



                                                                                        THREE MONTHS ENDED
                                                                                      ----------------------
                                                                                       JULY 29,    JULY 28,
                                                                                         1995        1996
                                                                                      ----------  ----------
                                                                                          (IN THOUSANDS)
Net sales...........................................................................  $   99,324  $  123,824
Cost of goods sold..................................................................      89,821     105,447
                                                                                      ----------  ----------
    Gross profit....................................................................       9,503      18,377
Selling, general, and administrative expense........................................       3,299       3,888
Amortization of goodwill............................................................         374         432
                                                                                      ----------  ----------
    Operating income................................................................       5,830      14,057
Interest income.....................................................................         348      --
Interest expense....................................................................      (4,081)     (4,258)
Other income (expense), net.........................................................          28         (53)
                                                                                      ----------  ----------
    Income (loss) from continuing operations before income taxes....................       2,125       9,746
Provision for income taxes..........................................................        (451)     (3,778)
                                                                                      ----------  ----------
    Income (loss) from continuing operations........................................       1,674       5,968
(Loss) from discontinued operations.................................................      --          --
                                                                                      ----------  ----------
    Income (loss) before extraordinary item.........................................       1,674       5,968
Extraordinary item -- (loss) on early extinguishment of debt........................      (2,811)     --
                                                                                      ----------  ----------
    Net income (loss)...............................................................  $   (1,137) $    5,968
                                                                                      ----------  ----------
                                                                                      ----------  ----------



    The accompanying notes are an integral part of these condensed combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES



                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)
                  CONDENSED COMBINED STATEMENTS OF CASH FLOWS



                                  (UNAUDITED)



                                                                                             THREE MONTHS ENDED
                                                                                           -----------------------
                                                                                            JULY 29,     JULY 28,
                                                                                              1995         1996
                                                                                           -----------  ----------
                                                                                               (IN THOUSANDS)
Cash flows from operating activities:
  Net income from continuing operations..................................................  $     1,674  $    5,968
  Adjustments to reconcile net income to cash provided by operations:
    Depreciation and amortization........................................................        1,963       2,251
    Amortization of deferred financing costs.............................................          320          12
Change in assets and liabilities:
    Accounts receivable..................................................................         (764)        466
    Inventories..........................................................................       10,499       9,989
    Other assets.........................................................................          295         112
    Accounts payable.....................................................................       10,056      (6,905)
    Accrued expenses and other liabilities...............................................       (1,309)        332
    Other, net...........................................................................          196          67
                                                                                           -----------  ----------
Cash provided by operating activities....................................................       22,930      12,292
                                                                                           -----------  ----------
Cash flows from investing activities:
  Acquisition, net of cash acquired......................................................      (93,324)     --
  Capital expenditures...................................................................       (1,204)     (1,511)
  Other..................................................................................        1,350         (84)
                                                                                           -----------  ----------
Cash (used for) investing activities.....................................................      (93,178)     (1,595)
                                                                                           -----------  ----------
Cash flow from financing activities:
  Borrowings (repayments) under revolving credit facilities, net.........................      (16,014)     --
  Borrowings from (repayments to) Alpine, net............................................       95,228     (10,961)
  Long-term borrowings...................................................................      140,000          22
  Dividends paid to Alpine...............................................................      --           --
  Repayment of long-term borrowings......................................................     (145,499)       (207)
  Capitalized financing costs............................................................       (3,215)     --
  Other..................................................................................      --           --
                                                                                           -----------  ----------
Cash provided by (used for) financing activities.........................................       70,500     (11,146)
                                                                                           -----------  ----------
Net increase (decrease) in cash and cash equivalents.....................................          252        (449)
Cash and cash equivalents at beginning of period.........................................          273         588
                                                                                           -----------  ----------
Cash and cash equivalents at end of period...............................................  $       525  $      139
                                                                                           -----------  ----------
                                                                                           -----------  ----------
Supplemental disclosures:
  Cash interest paid during the period (including interest paid to Alpine)...............  $     4,709  $    4,258
                                                                                           -----------  ----------
                                                                                           -----------  ----------
  Cash paid during the period for income taxes...........................................  $       318  $      418
                                                                                           -----------  ----------
                                                                                           -----------  ----------
Non-cash investing and financing activities:
  Acquisition of business:
    Assets, net of cash acquired.........................................................  $   126,127  $   --
    Deferred purchase consideration......................................................       (9,909)
    Liabilities assumed..................................................................      (22,894)     --
                                                                                           -----------  ----------
      Net cash paid......................................................................  $   (93,324)     --
                                                                                           -----------  ----------
                                                                                           -----------  ----------



    The accompanying notes are an integral part of these condensed combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)



              CONDENSED COMBINED STATEMENT OF STOCKHOLDERS' EQUITY



                    FOR THE THREE MONTHS ENDED JULY 28, 1996


                                  (UNAUDITED)


                                                                         SUPERIOR
                                         DNE SYSTEMS, INC.
                                                                 TELECOMMUNICATIONS, INC.
                                           COMMON SHARES              COMMMON SHARES       CAPITAL IN                 CUMULATIVE
                                     --------------------------  ------------------------   EXCESS OF    RETAINED     TRANSLATION
                                       SHARES        AMOUNT        SHARES       AMOUNT      PAR VALUE    EARNINGS     ADJUSTMENT
                                     -----------  -------------  -----------  -----------  -----------  -----------  -------------
                                                                 (IN THOUSANDS, EXCEPT SHARE AMOUNTS)
Balance at April 28, 1996..........         750     $       1         1,000                 $  42,254    $   9,615     $    (214)
Cumulative translation
 adjustment........................                                                                                         (192)
Net income for the year ended July
 28, 1996..........................                                                                          5,968        --
                                                           --
                                            ---                       -----          ---   -----------  -----------        -----
Balance at July 28, 1996...........         750     $       1         1,000                 $  42,254    $  15,583     $    (406)
                                                           --
                                                           --
                                            ---                       -----          ---   -----------  -----------        -----
                                            ---                       -----          ---   -----------  -----------        -----


                                       TOTAL
                                     ---------

Balance at April 28, 1996..........  $  51,656
Cumulative translation
 adjustment........................       (192)
Net income for the year ended July
 28, 1996..........................      5,968

                                     ---------
Balance at July 28, 1996...........  $  57,432

                                     ---------
                                     ---------



    The accompanying notes are an integral part of these condensed combined financial statements.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)



                NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS
                                  (UNAUDITED)



1.  BASIS OF PRESENTATION


    The accompanying unaudited condensed combined financial statements reflect all adjustments which, in the opinion of management, are necessary for a fair presentation of the results of operations for the interim periods presented. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the financial statements included in the Companies' Combined Financial Statements for the year ended April 28, 1996.



2.  INVENTORIES


    The components of inventories are:



                                                                                    APRIL 28,  JULY 28,
                                                                                      1996       1996
                                                                                    ---------  ---------
                                                                                       (IN THOUSANDS)
Raw Material......................................................................  $  11,086  $  11,390
Work-in-process...................................................................     13,216     11,290
Finished goods....................................................................     33,424     25,057
                                                                                    ---------  ---------
                                                                                    $  57,726  $  47,737
                                                                                    ---------  ---------
                                                                                    ---------  ---------



3.  COMMITMENTS AND CONTINGENCIES


    Soil and groundwater at Superior's Brownwood, Texas facility has been found to be contaminated with volatile organic compounds as a result of operations at the facility which management believes occurred prior to Superior's acquisition of the facility. Superior is in the process of obtaining approval for a remediation plan from the Texas Natural Resource Conservation Commission. Based upon investigations performed to date, the Company believes that the cost of this remediation will not be in excess of $500,000. Pursuant to an agreement between Superior and the former owner of the facility, Superior has been reimbursed for approximately 85% of the costs incurred to date in connection with the investigation and remediation of this facility, and is entitled to reimbursement of future expenses at percentages ranging from 85% to 25% (depending on the time at which such expenses are incurred), subject to an aggregate expense reimbursement of not less than 75%.



    In connection with the sale of a facility in Woburn, Massachusetts formerly owned by and currently under lease to DNE, low levels of volatile organic compounds were discovered in shallow groundwater. DNE has assumed responsibility for this contamination pursuant to an indemnity granted to the purchaser of the facility, which indemnity is in turn guaranteed by Alpine. This facility has been designated as a non-priority site by the Massachusetts Department of Environmental Protection ("MDEP") which granted a waiver to Alpine allowing it to proceed with further investigation and, if necessary, remediation, of the groundwater contamination with MDEP oversight, subject to certain conditions. In accordance with the waiver, investigation and remediation efforts must be completed by August 1997. Based on the results of a Phase II comprehensive site assessment completed during May 1996, it appears that no remedial activities are warranted for this site, but approximately $10,000 may be required to perform MDEP filing and response actions.



    The Companies are subject to other legal proceedings and claims which have primarily arisen in the ordinary course of business and have not been finally adjudicated.

                SUPERIOR TELECOMMUNICATIONS INC. AND SUBSIDIARY
                     AND DNE SYSTEMS, INC. AND SUBSIDIARIES
                  (TO BE REORGANIZED AS SUPERIOR TELECOM INC.)



          NOTES TO CONDENSED COMBINED FINANCIAL STATEMENTS (CONTINUED)



3.  COMMITMENTS AND CONTINGENCIES (CONTINUED)


    In the opinion of management, based on its examination of such matters and discussions with counsel, the ultimate resolution of all pending or threatened litigation, claims and assessments will have no material adverse affect upon the Companies financial position, liquidity or results of operations.



4.  SUBSEQUENT EVENT


    In September 1996, Superior TeleCom filed an amendment to a registration statement with the Securities and Exchange Commission in which it disclosed Alpine's intention to: (i) recapitalize Superior by issuing 20,000 shares of 6% Cumulative Preferred Stock par value $1.00 per share with a liquidation preference of $1,000 per share, (ii) contribute all of the common stock of both Superior and DNE to Superior TeleCom, (iii) cause Superior and DNE to declare dividends on their common stock in an aggregate amount equal to the difference between $205 million and the net amount of intercompany debt then owed by Superior and DNE to Alpine and (iv) to cause Superior Telecom to complete an offering of 6,000,000 shares of common stock (or approximately 49.9% of the outstanding shares after such offering) assuming no exercise of the underwriters' over-allotment option.



    In order to finance the payment of the intercompany debt, the dividend and future working capital needs, Superior TeleCom has received a commitment from Bankers Trust Company, acting as administrative agent, and Bank of Boston, acting as co-agent, to enter into a revolving facility (the "Bank Credit Facility") which will initially provide for a credit line of $175.0 million, however, on completion of the Offering the facility will be reduced to $150.0 million. Interest will be payable monthly based upon prime rate plus 0.5% or Eurodollar rate plus 1.5%; the variable components of these rates after the first anniversary of the closing of the facilities are subject to periodic adjustment based on Superior TeleCom's debt to EBITDA ratio on a trailing twelve month basis. The initial rate of interest is expected to be approximately 7.5%. Obligations under the Bank Credit Facility are expected to be guaranteed by each of Superior Telecom's direct and indirect subsidiaries and secured by the common stock, equipment, property, inventory and accounts receivable of each such subsidiary.



    The proposed dividends on the common stock of Superior and DNE discussed above has been reflected in the accompanying pro forma balance sheet on page F-24, excluding the effects of offering proceeds and other transactions occurring simultaneous with this Offering described above, in accordance with the Securities and Exchange Commission Staff Accounting Bulletin No. 55.

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Alcatel NA Cable Systems, Inc. and
 Alcatel Canada Wire and Cable, Inc.:

    We have audited the accompanying combined balance sheets of The Copper Cable Group of Alcatel NA Cable Systems, Inc. and Alcatel Canada Wire and Cable, Inc. as of December 31, 1993 and 1994, and the related combined statements of operations, changes in owners' investment and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Copper Cable Group of Alcatel NA Cable Systems, Inc. and Alcatel Canada Wire and Cable, Inc. as of December 31, 1993 and 1994, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          Arthur Andersen LLP

Greensboro, North Carolina,
February 24, 1995
 (except for the matter discussed in Note 14, as to which the date is May 11, 1995).

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
                            COMBINED BALANCE SHEETS
                           DECEMBER 31, 1993 AND 1994
                                     ASSETS

                                                                                            1993        1994
                                                                                         ----------  ----------
                                                                                         (DOLLARS IN THOUSANDS)
Current assets:
  Cash.................................................................................  $      602  $    3,124
  Trade accounts receivable, less allowance for
   doubtful accounts of $813 and $457, respectively....................................      19,171      29,389
  Receivables from affiliates (Note 7).................................................       7,614       1,259
  Inventories (Note 4).................................................................      36,519      36,983
  Deferred income taxes (Note 6).......................................................       7,152       4,123
  Other current assets.................................................................       1,474       1,861
                                                                                         ----------  ----------
    Total current assets...............................................................      72,532      76,739
Property, plant and equipment, net (Note 5)............................................      45,702      42,247
Intangible asset (Note 8)..............................................................         272         366
                                                                                         ----------  ----------
                                                                                         $  118,506  $  119,352
                                                                                         ----------  ----------
                                                                                         ----------  ----------

                                      LIABILITIES AND OWNERS' INVESTMENT

Current liabilities:
  Trade accounts payable...............................................................  $   11,386  $   13,577
  Accrued liabilities..................................................................      17,386      12,184
  Income taxes payable (Note 6)........................................................         664         271
  Payables to affiliates (Note 7)......................................................      31,523      40,663
                                                                                         ----------  ----------
    Total current liabilities..........................................................      60,959      66,695
Deferred income taxes (Note 6).........................................................       4,727       1,440
                                                                                         ----------  ----------
    Total liabilities..................................................................      65,686      68,135
Commitments and contingencies (Notes 4, 11 and 13)
Owners' investment.....................................................................      52,820      51,217
                                                                                         ----------  ----------
                                                                                         $  118,506  $  119,352
                                                                                         ----------  ----------
                                                                                         ----------  ----------

            The accompanying notes to combined financial statements
                 are an integral part of these balance sheets.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
                       COMBINED STATEMENTS OF OPERATIONS
              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                                                                  1992        1993        1994
                                                                               ----------  ----------  ----------
                                                                                     (DOLLARS IN THOUSANDS)
Net sales....................................................................  $  228,852  $  212,610  $  194,651
Cost of goods sold...........................................................     207,476     189,940     182,264
Restructuring costs (Note 3).................................................      12,000           0           0
                                                                               ----------  ----------  ----------
    Gross margin.............................................................       9,376      22,670      12,387
Selling expenses.............................................................       2,907       2,961       2,415
General and administrative expenses..........................................       2,767       2,677       2,332
Management fees to affiliates (Note 7).......................................       3,534       5,907       4,971
Administrative fees to affiliates (Note 7)...................................       3,389       2,179       1,254
                                                                               ----------  ----------  ----------
    Income (loss) from operations............................................      (3,221)      8,946       1,415
Interest expense to affiliates, net (Note 7).................................       1,766       1,944       1,980
                                                                               ----------  ----------  ----------
Income (loss) before provision (benefit) for income taxes....................      (4,987)      7,002        (565)
Provision (benefit) for income taxes (Note 6)................................      (1,069)      2,191          29
                                                                               ----------  ----------  ----------
Net income (loss)............................................................  $   (3,918) $    4,811  $     (594)
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
              COMBINED STATEMENTS OF CHANGES IN OWNERS' INVESTMENT
              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

Balance, December 31, 1991.........................................................  $  54,463
  Net loss.........................................................................     (3,918)
  Currency translation adjustment..................................................     (1,444)
  Pension equity adjustment (Note 8)...............................................        (28)
                                                                                     ---------
Balance, December 31, 1992.........................................................     49,073
  Net income.......................................................................      4,811
  Currency translation adjustment..................................................       (916)
  Pension equity adjustment (Note 8)...............................................       (148)
                                                                                     ---------

Balance, December 31, 1993.........................................................     52,820
  Net loss.........................................................................       (594)
  Currency translation adjustment..................................................     (1,089)
  Pension equity adjustment (Note 8)...............................................         80
                                                                                     ---------
Balance, December 31, 1994.........................................................  $  51,217
                                                                                     ---------
                                                                                     ---------

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
                       COMBINED STATEMENTS OF CASH FLOWS
              FOR THE YEARS ENDED DECEMBER 31, 1992, 1993 AND 1994

                                                                                    1992       1993        1994
                                                                                  ---------  ---------  ----------
                                                                                       (DOLLARS IN THOUSANDS)
Cash flows from operating activities:
  Net income (loss).............................................................  $  (3,918) $   4,811  $     (594)
  Adjustments to reconcile net income (loss) to net cash provided by operating activities --
    Depreciation................................................................      5,838      6,208       6,219
    Deferred income taxes.......................................................     (5,285)       873        (330)
    Restructuring costs (Note 3)................................................     12,000          0           0
    (Gain) loss on sale of property, plant and equipment........................         (3)        (2)          2
    Other.......................................................................       (764)      (540)       (417)
Change in current assets and liabilities --
  (Increase) decrease in:
    Trade accounts receivable...................................................     (6,248)    (2,375)    (10,218)
    Receivables from affiliates.................................................        (83)    (7,502)      6,355
    Inventories.................................................................      1,056        105        (464)
    Other current assets........................................................       (322)      (533)       (387)
  Increase (decrease) in:
    Trade accounts payable......................................................      6,145     (5,625)      2,191
    Accrued liabilities.........................................................      6,770     (5,230)     (5,383)
    Income taxes payable........................................................     (2,291)     2,224        (393)
    Payables to affiliates......................................................     (5,322)    13,143       9,140
                                                                                  ---------  ---------  ----------
      Net cash provided by operating activities.................................      7,573      5,557       5,721
                                                                                  ---------  ---------  ----------
Cash flows from investing activities:
  Purchases of property, plant and equipment....................................     (7,076)    (7,569)     (4,294)
  Proceeds from sales of property, plant and equipment..........................        319      1,603       1,095
                                                                                  ---------  ---------  ----------
      Net cash used for investing activities....................................     (6,757)    (5,966)     (3,199)
                                                                                  ---------  ---------  ----------
Net increase (decrease) in cash.................................................        816       (409)      2,522
Cash, beginning of year.........................................................        195      1,011         602
                                                                                  ---------  ---------  ----------
Cash, end of year...............................................................  $   1,011  $     602  $    3,124
                                                                                  ---------  ---------  ----------
                                                                                  ---------  ---------  ----------

            The accompanying notes to combined financial statements
                   are an integral part of these statements.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
                     NOTES TO COMBINED FINANCIAL STATEMENTS
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

1.  ORGANIZATION:
    The Copper Cable Group (the "Alcatel Business") is comprised of the operating divisions of both Alcatel NA Cable Systems, Inc. ("ACS") and its affiliate, Alcatel Canada Wire and Cable, Inc. ("ACW"), which manufacture and market copper cable products used in the telecommunications industry. The Alcatel Business is headquartered in Claremont, North Carolina, and is controlled by Alcatel Alsthom, a Brussels-based corporation. Various subsidiaries of Alcatel Alsthom own 100% of the common stock of both ACS and ACW.

2.  SIGNIFICANT ACCOUNTING POLICIES:
    Significant accounting policies followed by the Company are as follows:

    PRINCIPLES OF COMBINATION

    The combined financial statements include the copper cable operations of ACW which are located in Winnipeg, Manitoba, and the copper cable operations of ACS which are located in Tarboro, North Carolina; Elizabethtown, Kentucky; Fordyce, Arkansas and Claremont, North Carolina. The combined financial statements also include fiber optic cable and data cable operations that are part of the ACW facility located in Winnipeg, Manitoba. These operations are not material to Alcatel Business's operating results as presented herein. All of these operations are managed by ACS management. All significant intercompany accounts and transactions have been eliminated.

    INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method for all inventories.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost, less accumulated depreciation and amortization. Expenditures for repairs and betterments which increase the estimated useful life or capacity of assets are capitalized; expenditures for repairs and maintenance are charged to operations as incurred. Gains and losses on routine dispositions are included in operations as general and administrative expenses.

    Depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets as follows: land improvements -- 10 years; buildings -- 20 to 40 years; machinery and equipment -- 3 to 15 years; furniture and fixtures -- 10 years and transportation equipment -- 5 years.

INCOME TAXES

    The U.S. operations of Alcatel Business are included in the consolidated federal income tax return of Alcatel USA Corp. Pursuant to an income tax sharing agreement between ACS and Alcatel USA Corp., U.S. federal income taxes are determined as if Alcatel Business filed its U.S. federal income tax return as a separate entity. The Canadian operations of Alcatel Business are included in the Canadian income tax return of ACW, and Canadian income taxes are determined as if Alcatel Business filed its Canadian income tax return as a separate entity.

    Effective January 1, 1993, the Alcatel Business adopted Financial Accounting Standards Board Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

2. SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The provision (benefit) for income taxes is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

    The effect of adopting SFAS No. 109 in 1993 was not material.

PENSION PLANS

    The Alcatel Business has various noncontributory pension plans which cover substantially all employees. Plans covering salaried and certain hourly employees provide pension benefits that are based on employee compensation. Other plans, covering most hourly employees and union members, generally provide benefits of stated amounts for each year of service. The costs of the various plans are provided over the service life of the employees using an actuarial method which includes amortization of past service costs. The costs of the various plans are funded by means of deposits with trustees of the plans.

POSTRETIREMENT BENEFITS

    The Alcatel Business provides certain health care and life insurance benefits for eligible retired employees in the U.S. Substantially all salaried employees become eligible for these benefits if they reach age 55 while working for the Company and satisfy certain years of service requirements.

    Effective January 1, 1993, the Alcatel Business adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions". Under this statement, the Alcatel Business is required to accrue the estimated cost of retiree health and life insurance benefits over the years that the employees render service. The Alcatel Business previously expensed the cost of these benefits as claims were incurred. The Alcatel Business elected to recognize the initial accumulated liability, measured as of January 1, 1993, over a 20-year amortization period as permitted by SFAS No. 106. As a result, the cumulative effect on prior years of this change in accounting principle was not material. The effect of this change on 1993 operating results was not significant.

FOREIGN CURRENCY TRANSLATION

    The financial statements of the Winnipeg, Manitoba, operations of ACW have been translated into U.S. dollars at the year-end rate of exchange for asset and liability accounts and the average rate of exchange for the year for income statement accounts. Resulting translation gains or losses are included as a component of owners' investment in the accompanying balance sheet and do not affect the results of operations. Cumulative currency translation losses were $2,360 at December 31, 1993, and $3,449 at December 31, 1994.

FINANCIAL INSTRUMENTS

    In the normal course of business, the Alcatel Business employs a variety of off-balance sheet financial instruments to reduce its exposure to changes in foreign currency exchange rates and commodity prices, including foreign currency forward exchange contracts and commodity futures contracts.

    Realized and unrealized gains and losses on foreign currency forward exchange contracts that qualify as designated hedges are deferred. Gains and losses realized on foreign currency transactions that do not qualify as designated hedges are included in operations.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

2.  SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED)
    Changes in the market values of commodity futures contracts are included as a component of inventory cost. Gains and losses resulting from changes in the market value of commodity futures contracts are recognized when the related inventory is sold.

3.  RESTRUCTURING COSTS:
    As a result of management's review of its operating strategies and to improve competitiveness and future profitability, the Alcatel Business recorded a restructuring charge of $12,000 in December 1992 for expected costs associated with the planned shut-down of its Fordyce, Arkansas, manufacturing facility. The charge included provisions for the write-down of fixed assets ($4,750), relocation of equipment and employees ($2,840), employee severance costs ($910), employee benefit plan costs ($1,970) and other costs ($1,530).

    The Fordyce facility was closed in late 1993. At that time substantially all 132 employees of the facility were terminated. As a result, all of the severance costs recorded as part of the restructuring charge were expended in 1993 and 1994. Approximately $520 of the employee benefit plan costs were expended in 1993 and 1994. The remaining employee benefit plan costs will be expended when required by the funding provisions of the Internal Revenue Service and the Department of Labor regulations. All other components of the restructuring charge were expended during 1993 and 1994 with the exception of the $4,750 charge to fixed assets, which was a noncash charge to write-down the book value of those assets to estimated fair value. All fixed assets at the Fordyce facility  have  been  disposed  or relocated  to  the  Alcatel  Business's other manufacturing facilities as of December 31, 1994. As a result of the restructuring, the Alcatel Business expects to eliminate most of the fixed costs previously incurred at the Fordyce facility which are estimated to be $2,000 annually.

4.  INVENTORIES:
    Inventories consist of the following:

                                                               1993       1994
                                                             ---------  ---------
Raw materials..............................................  $   4,478  $   5,747
Work-in-process............................................      6,645      5,965
Finished goods.............................................     25,396     25,271
                                                             ---------  ---------
                                                             $  36,519  $  36,983
                                                             ---------  ---------
                                                             ---------  ---------

    At December 31, 1994, the Alcatel Business had contractual commitments for purchases of copper of approximately $11,100 and for purchases of other raw materials of approximately $1,100.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

5.  PROPERTY, PLANT AND EQUIPMENT:
    Property, plant and equipment consist of the following:

                                                               1993       1994
                                                             ---------  ---------
Land and improvements......................................  $   2,725  $   2,706
Buildings..................................................     11,663     12,336
Machinery and equipment....................................     60,029     61,717
Furniture and fixtures.....................................        687        708
Transportation equipment...................................        151        151
Construction-in-progress...................................      1,802      1,943
                                                             ---------  ---------
                                                                77,057     79,561
Less -- Accumulated depreciation...........................    (31,355)   (37,314)
                                                             ---------  ---------
                                                             $  45,702  $  42,247
                                                             ---------  ---------
                                                             ---------  ---------

6.  INCOME TAXES:
    Provision (benefit) for income taxes consists of the following:

                                                           1992       1993       1994
                                                         ---------  ---------  ---------
Current --
  U.S.:
    Federal............................................  $   3,489  $   1,053  $     609
    State..............................................        727        265       (250)
                                                         ---------  ---------  ---------
                                                             4,216      1,318        359
                                                         ---------  ---------  ---------
Deferred --
  U.S.:
    Federal............................................     (4,440)       737       (659)
    State..............................................       (845)       136        329
                                                         ---------  ---------  ---------
                                                            (5,285)       873       (330)
                                                         ---------  ---------  ---------
                                                         $  (1,069) $   2,191  $      29
                                                         ---------  ---------  ---------
                                                         ---------  ---------  ---------

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

6.  INCOME TAXES: (CONTINUED)
    Provision (benefit) for income taxes differed from the amount computed by applying the federal statutory income tax rate due to:

                                                     1992                    1993                     1994
                                            ----------------------  ----------------------  ------------------------
                                             AMOUNT      PERCENT     AMOUNT      PERCENT      AMOUNT       PERCENT
                                            ---------  -----------  ---------  -----------  -----------  -----------
Income taxes at U.S. federal statutory
 rate.....................................  $  (1,696)     (34.0)%  $   2,451       35.0%    $    (198)      (35.0)%
State income taxes, net of federal income
 tax benefit..............................        (77)      (1.5)         261        3.7            51         9.0
Canadian losses...........................        934       18.7           29        0.4           242        42.8
Reduction of income tax reserves..........       (264)      (5.3)        (600)      (8.5)         (100)      (17.7)
Other, net................................         34        0.7           50        0.7            34         6.0
                                            ---------    -----      ---------    -----           -----     -----
                                            $  (1,069)     (21.4)%  $   2,191       31.3%    $      29         5.1%
                                            ---------    -----      ---------    -----           -----     -----
                                            ---------    -----      ---------    -----           -----     -----

    The Alcatel Business's Canadian operations generated losses of $2,741 in 1992, $83 in 1993 and $690 in 1994, which will be available to offset Canadian taxable income, if any, through 1999. Because of uncertainties regarding realization of the tax benefit of these losses in the future, valuation allowances were established to fully reserve the related net deferred tax asset.

    The components of the net deferred tax asset were as follows:

                                                                1993       1994
                                                              ---------  ---------
Deferred tax assets --
  Accounts receivable.......................................  $     324  $     160
  Inventories...............................................      1,021        856
  Self-insurance reserves...................................        283        468
  Workers' compensation reserves............................        836        764
  Accrued EPA claims........................................        112          0
  Deferred compensation and other compensation-related
   accruals.................................................      3,025      2,016
  Canadian loss carry forwards (expiring from 1996 to
   1999)....................................................      1,331      1,194
  Other reserves............................................      1,753        454
  Less -- Valuation allowance...............................     (1,533)    (1,789)
                                                              ---------  ---------
                                                                  7,152      4,123
Deferred tax liabilities -- Property, plant and equipment...     (4,727)    (1,440)
                                                              ---------  ---------
    Net deferred tax asset..................................  $   2,425  $   2,683
                                                              ---------  ---------
                                                              ---------  ---------

    In management's opinion, income tax amounts presented in the accompanying financial statements would not be materially different if the Alcatel Business had not been eligible to be included in the consolidated income tax return of Alcatel USA Corp. or in the income tax return of ACW.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

7.  RELATED PARTIES:
    In the normal course of business, the Alcatel Business engages in various arms-length transactions with its affiliates. Inventories purchased from affiliates, consisting primarily of copper rod purchases from a division of ACW, totaled $17,183 in 1992, $20,967 in 1993 and $14,532 in 1994 and sales to affiliates totaled $583 in 1992, and $1,751 in 1993 and $5,530 in 1994.

    The Alcatel Business obtains working capital through the treasury function provided by ACS. To the extent that the Alcatel Business is in a net borrowing position with ACS, interest expense is allocated to ACS at ACS's effective borrowing rate. The net borrowing position is calculated as the average monthly outstanding net payable balance to ACS. Average short-term borrowings during 1992, 1993 and 1994 were $29,433, $52,540 and $44,000, respectively; and the weighted average interest rates were 6.0%, 3.7% and 4.5%, respectively.

    Under agreements with affiliated companies, the Alcatel Business pays service charges, research and development assessments and other service fees (management fees). Management fees incurred by the Alcatel Business under these agreements totaled $3,534 in 1992, $5,907 in 1993 and $4,971 in 1994.

    Alcatel NA, Inc. and ACW provide legal, accounting, tax, treasury, insurance, employee benefits, data processing, transportation and other services to the Alcatel Business. Expenses that are directly attributable to the Alcatel Business are charged directly to the Alcatel Business. Expenses that are not directly attributable to a particular subsidiary or business unit of Alcatel NA, Inc. or ACW are allocated each month to all subsidiaries and business units receiving the services. Amounts allocated are based on a particular subsidiary or business unit's relative percentage of net sales, payroll expenses and average total assets to the net sales, payroll expenses and average total assets of all the subsidiaries and business units receiving services. Administrative fees allocated to the Alcatel Business for these services totaled $3,389 in 1992, $2,179 in 1993 and $1,254 in 1994. Management believes that the administrative fees for these services would not have been materially different if they had been incurred directly by the Alcatel Business.

8.  EMPLOYEE BENEFIT PLANS:
    The Alcatel Business has various noncontributory pension plans which cover substantially all employees. Financial information related to these plans was determined by the Alcatel Business's actuary, William M. Mercer Incorporated.

    Net pension cost for the U.S. plans is summarized as follows:

                                                                         1992       1993       1994
                                                                       ---------  ---------  ---------
Service cost.........................................................  $     304  $     286  $     361
Interest cost........................................................        186        213        279
Return on plan assets................................................        (86)      (267)        17
Other................................................................        (76)       251       (235)
                                                                       ---------  ---------  ---------
                                                                       $     328  $     483  $     422
                                                                       ---------  ---------  ---------
                                                                       ---------  ---------  ---------

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

8.  EMPLOYEE BENEFIT PLANS: (CONTINUED)
    The funded status and accrued pension cost for the U.S. plans are as follows:

                                                                    DECEMBER 31, 1993
                                                               ----------------------------
                                                               ASSETS EXCEED   ACCUMULATED
                                                                ACCUMULATED     BENEFITS
                                                                 BENEFITS     EXCEED ASSETS
                                                               -------------  -------------
Fair value of plan assets....................................    $   1,492      $   1,050
Projected benefit obligation.................................        2,389          1,383
                                                                    ------         ------
Projected benefit obligation in excess of plan assets........         (897)          (333)
Unrecognized net loss........................................          378            326
Unrecognized prior service cost..............................          (47)            43
Adjustment required to recognize minimum liability...........            0           (371)
                                                                    ------         ------
Accrued pension cost.........................................    $    (566)     $    (335)
                                                                    ------         ------
                                                                    ------         ------
Accumulated benefits.........................................    $   1,377      $   1,383
                                                                    ------         ------
                                                                    ------         ------
Vested benefits..............................................    $   1,260      $   1,205
                                                                    ------         ------
                                                                    ------         ------

                                                                    DECEMBER 31, 1994
                                                               ----------------------------
                                                               ASSETS EXCEED   ACCUMULATED
                                                                ACCUMULATED     BENEFITS
                                                                 BENEFITS     EXCEED ASSETS
                                                               -------------  -------------
Fair value of plan assets....................................    $   1,994      $   1,280
Projected benefit obligation.................................        2,032          1,324
                                                                    ------         ------
Projected benefit obligation in excess of plan assets........          (38)           (44)
Unrecognized net (gain) loss.................................         (212)           154
Unrecognized prior service cost..............................          (43)            34
Adjustment required to recognize minimum liability...........            0           (186)
                                                                    ------         ------
Accrued pension cost.........................................    $    (293)     $     (42)
                                                                    ------         ------
                                                                    ------         ------
Accumulated benefits.........................................    $   1,306      $   1,324
                                                                    ------         ------
                                                                    ------         ------
Vested benefits..............................................    $   1,220      $   1,224
                                                                    ------         ------
                                                                    ------         ------

    Actuarial assumptions used for the U.S. plans are as follows:

                                                                          1992         1993         1994
                                                                       -----------  -----------  -----------
Assumed discount rate................................................        9.0%         8.0%         9.0%
Assumed rate of compensation increase -- salaried plan...............        5.5          5.5          5.0
Expected rate of return on plan assets...............................        8.0          8.0          8.0
                                                                            --           --           --
                                                                            --           --           --

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

8.  EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Net pension cost for the Canadian plans is summarized as follows:

                                                                        1992       1993       1994
                                                                      ---------  ---------  ---------
Service cost........................................................  $     134  $     113  $     106
Interest cost.......................................................        224        224        227
Return on plan assets...............................................       (207)      (194)      (214)
Other...............................................................         13         19         11
                                                                      ---------  ---------  ---------
                                                                      $     164  $     162  $     130
                                                                      ---------  ---------  ---------
                                                                      ---------  ---------  ---------

    The funded status and accrued pension cost for the Canadian plans are as follows:

                                                                    DECEMBER 31, 1993
                                                               ----------------------------
                                                               ASSETS EXCEED   ACCUMULATED
                                                                ACCUMULATED     BENEFITS
                                                                 BENEFITS     EXCEED ASSETS
                                                               -------------  -------------
Fair value of plan assets....................................    $   1,071      $   1,720
Projected benefit obligation.................................        1,045          1,856
                                                                    ------         ------
Projected benefit obligation exceeded by (in excess) of plan
 assets......................................................           26           (136)
Unrecognized net gain........................................         (109)          (130)
Unrecognized prior service cost..............................            0            320
Adjustment required to recognize minimum liability...........            0           (190)
                                                                    ------         ------
Accrued pension cost.........................................    $     (83)     $    (136)
                                                                    ------         ------
                                                                    ------         ------
Accumulated benefits.........................................    $     725      $   1,856
                                                                    ------         ------
                                                                    ------         ------
Vested benefits..............................................    $     724      $   1,763
                                                                    ------         ------
                                                                    ------         ------

                                                                    DECEMBER 31, 1994
                                                               ----------------------------
                                                               ASSETS EXCEED   ACCUMULATED
                                                                ACCUMULATED     BENEFITS
                                                                 BENEFITS     EXCEED ASSETS
                                                               -------------  -------------
Fair value of plan assets....................................    $     909      $   1,584
Projected benefit obligation.................................        1,061          1,851
                                                                    ------         ------
Projected benefit obligation in excess of plan assets........         (152)          (267)
Unrecognized net loss........................................           21             34
Unrecognized prior service cost..............................            0            284
Adjustment required to recognize minimum liability...........            0           (317)
                                                                    ------         ------
Accrued pension cost.........................................    $    (131)     $    (266)
                                                                    ------         ------
                                                                    ------         ------
Accumulated benefits.........................................    $     740      $   1,851
                                                                    ------         ------
                                                                    ------         ------
Vested benefits..............................................    $     739      $   1,758
                                                                    ------         ------
                                                                    ------         ------

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

8.  EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Actuarial assumptions used for the Canadian plans are as follows:

                                                                          1992         1993         1994
                                                                       -----------  -----------  -----------
Assumed discount rate................................................        8.0%         8.0%         8.0%
Assumed rate of compensation increase -- salaried plan...............        5.8          5.8          5.8
Expected rate of return on plan assets...............................        8.0          8.0          8.0
                                                                            --           --           --
                                                                            --           --           --

    The provisions of SFAS No. 87, "Employers' Accounting for Pensions," require companies with any plans that have an unfunded accumulated benefit obligation to recognize an additional minimum pension liability, an offsetting intangible pension asset and, in certain situations, an adjustment to owners' investment, net of the related deferred tax benefit. In accordance with the provisions of SFAS No. 87, the combined balance sheets at December 31, 1993 and 1994, include an intangible pension asset of $272 and $366, an additional minimum pension liability of $561 and $503 and a cumulative adjustment to owners' investment, net of the related deferred tax benefit of $176 and $96, respectively.

9.  POSTRETIREMENT BENEFIT OBLIGATIONS OTHER THAN PENSIONS:
    The Alcatel Business provides certain health care and life insurance benefits for eligible retired employees in the U.S.. Financial information related to this plan was determined by the Company's actuaries, William M. Mercer, Incorporated.

    Net periodic postretirement benefit costs include the following components:

                                                                                  1993         1994
                                                                                  -----        -----
Service cost.................................................................   $      38    $      37
Interest cost................................................................          36           36
Amortization of the transition obligation....................................          20           20
                                                                                      ---          ---
                                                                                $      94    $      93
                                                                                      ---          ---
                                                                                      ---          ---

    The funded status and accrued cost for the plan is as follows:

                                                                                DECEMBER 31
                                                                            --------------------
                                                                              1993       1994
                                                                            ---------  ---------
Accumulated postretirement benefit obligation --
  Retirees................................................................  $      33  $      31
  Fully eligible active plan participants.................................        100        117
  Other active participants...............................................        369        321
                                                                            ---------  ---------
Accumulated benefit obligation............................................        502        469
Unrealized net gain (loss)................................................        (30)        76
Unrecognized transition obligation........................................       (378)      (358)
                                                                            ---------  ---------
Accrued postretirement cost...............................................  $      94  $     187
                                                                            ---------  ---------
                                                                            ---------  ---------

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

9.  POSTRETIREMENT BENEFIT OBLIGATIONS OTHER THAN PENSIONS: (CONTINUED)
    The accumulated postretirement benefit obligations were computed using an assumed discount rate of 8.0% in 1993 and 9.0% in 1994. The health care cost trend rate was assumed to be 13.0% for 1993 and 12.125% for 1994, then the trend rate was assumed to decline by approximately 1% for each year to 6%, which would continue for year 2001 and beyond.

    If the health care cost trend rate were increased one percent for all future years, the accumulated postretirement benefit obligation would have increased 20% as of December 31, 1993, and 18% as of December 31, 1994. The effect of this change on the aggregate of service and interest cost for 1993 would have been an increase of 23.16% and for 1994 would have been an increase of 20.23%.

10. SUPPLEMENTAL CASH FLOW INFORMATION:
    Cash payments for interest and income taxes were as follows:

                                                                     1992       1993       1994
                                                                   ---------  ---------  ---------
Interest paid....................................................  $   1,766  $   1,944  $   1,980
Income taxes paid (received).....................................      6,507       (906)       752
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

11. FINANCIAL INSTRUMENTS AND CREDIT RISK:
    The Alcatel Business's activities are primarily concentrated in the telecommunications industry. As of December 31, 1994, a substantial portion of the Alcatel Business's trade accounts receivables were from companies in that industry.

    In 1992, sales to these five customers comprised 0%, 4.9%, 10.1%, 24.0% and 14.3% of net sales. In 1993, sales to these five customers comprised 2.7%, 10.8%, 13.5%, 14.4% and 15.2% of net sales. In 1994, net sales to five customers comprised 22.7%, 13.5%, 12.8%, 4.6% and .6%, respectively, of net sales. Approximately 79.5% of net sales in 1992, 80.2% of net sales in 1993 and 81.2% of net sales in 1994 were to 10 customers. Net export sales approximated 2.4% of net sales in 1992, 15.5% in 1993 and 12.7% in 1994.

    At December 31, 1994, the Alcatel Business had $6,027 of foreign currency forward exchange contracts outstanding to hedge sales denominated in foreign currencies. The forward exchange contracts' maturity dates do not exceed 12 months and require the Alcatel Business to exchange U.S. dollars for foreign currencies at maturity, at rates agreed to at inception of the contracts.

    The Alcatel Business enters into futures contracts to hedge certain copper raw material purchases to minimize costs risks due to market fluctuations. At December 31, 1994, the Alcatel Business had $2,400 million of copper futures contracts that fix the price for a small portion of 1995 copper purchases.

    SFAS No. 107, "Disclosure About Fair Value of Financial Instruments," requires the disclosure of estimated fair values for financial instruments. The statement requires all entities to disclose the fair value of financial instruments, both assets and liabilities recognized and not recognized in the balance sheet, for which it is practicable to estimate fair value. Quoted market prices, if available, are utilized as an estimate of the fair value of financial instruments.

COMMODITY FUTURES CONTRACTS

    The fair value is estimated by obtaining market rate quotes. The contract value of $2,400 at December 31, 1994, approximates market value.

          THE COPPER CABLE GROUP OF ALCATEL NA CABLE SYSTEMS, INC. AND
                      ALCATEL CANADA WIRE AND CABLE, INC.
             NOTES TO COMBINED FINANCIAL STATEMENTS -- (CONTINUED)
                        DECEMBER 31, 1992, 1993 AND 1994
                             (DOLLARS IN THOUSANDS)

11. FINANCIAL INSTRUMENTS AND CREDIT RISK: (CONTINUED)
FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS

    The contract value of $6,027 approximates market value.

12. GEOGRAPHIC AREA INFORMATION:
    The Alcatel Business is engaged principally in one line of business -- copper telecommunications cable -- which represents substantially all of the combined net sales. The following table presents information about the Alcatel Business by geographic area. There were no material amounts of sales or transfers among geographic areas.

                                                               UNITED
                                                               STATES     CANADA      TOTAL
                                                             ----------  ---------  ----------
1992 --
  Net sales................................................  $  192,999  $  35,853  $  228,852
  Pretax loss..............................................      (2,246)    (2,741)     (4,987)
  Assets...................................................      82,964     23,605     106,569
1993 --
  Net sales................................................     177,519     35,091     212,610
  Pretax income (loss).....................................       7,085        (83)      7,002
  Assets...................................................      91,789     26,717     118,506
1994 --
  Net sales................................................     164,062     30,589     194,651
  Pretax income (loss).....................................         125       (690)       (565)
  Assets...................................................      99,465     19,887     119,352
                                                             ----------  ---------  ----------
                                                             ----------  ---------  ----------

    Net export sales included in the United States net sales amounts above were $5,401 in 1992, $20,772 in 1993 and $18,264 in 1994. Net export sales included in the Canadian net sales amounts above were $0 in 1992, $12,107 in 1993 and $6,431 in 1994.

13. CONTINGENCIES:
    The Alcatel Business is involved in various litigation arising in the ordinary course of business. Although the final outcome of these legal matters cannot be determined, based on the facts presently known, it is management's opinion that these matters are not significant and that their final resolution will not have a material adverse effect on the Alcatel Business's financial position or future results of operations.

14. SUBSEQUENT EVENTS:
    In May 1995, ACS and ACW sold substantially all of the assets of the Alcatel Business other than accounts receivable from affiliates to Superior TeleTec Inc. ("Superior"), a wholly owned subsidiary of The Alpine Group, Inc., and Superior assumed certain liabilities of the Alcatel Business which did not include amounts payable to affiliates.

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY OTHER THAN THE SECURITIES TO WHICH IT RELATES OR ANY OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY SUCH SECURITIES IN ANY CIRCUMSTANCES IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                            ------------------------

                               TABLE OF CONTENTS


                                                    PAGE
                                                    -----
Prospectus Summary.............................           3
Risk Factors...................................           8
The Company....................................          13
Use of Proceeds................................          14
Dividend Policy................................          14
Capitalization.................................          15
Dilution.......................................          16
Pro Forma Condensed Combined Financial
 Statements....................................          17
Selected Historical Combined Financial Data of
 the Company...................................          21
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations....................................          22
Business.......................................          34
Management.....................................          42
Certain Transactions and Relationships.........          47
Principal Stockholders.........................          49
Description of Capital Stock...................          49
Shares Eligible for Future Sale................          52
Underwriting...................................          53
Legal Matters..................................          54
Experts........................................          54
Available Information..........................          54
Index to Financial Statements..................         F-1


    UNTIL              , 1996  (25 DAYS AFTER THE  DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK OFFERED HEREBY, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                                6,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                                  FURMAN SELZ

                            OPPENHEIMER & CO., INC.

                           BT SECURITIES CORPORATION

                                           , 1996

- -------------------------------------------
                                     -------------------------------------------
- -------------------------------------------
                                     -------------------------------------------

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The following table sets forth the estimated expenses and costs (other than underwriting discounts and commissions) expected to be incurred by the Company in connection with the issuance and distribution of the securities being registered under this registration statement. Except for the SEC and NASD filing fees, all expenses have been estimated and are subject to future contingencies.


SEC registration fee...............................................  $  40,448
NASD fee...........................................................     11,540
New York Stock Exchange listing fee................................    116,100
Legal fees and expenses*...........................................
Printing and engraving expenses*...................................
Accounting fees and expenses*......................................
Blue sky fees and expenses*........................................
Transfer agent and registrar fees..................................  $   3,500
Miscellaneous*.....................................................
                                                                     ---------
    Total..........................................................  $
                                                                     ---------
                                                                     ---------


- ------------------------
*  To be filed by amendment

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145 of the General Corporation Law of the State of Delaware ("Section 145") permits a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

    In the case of an action by or in the right of the corporation, Section 145 permits the corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation. No indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in the preceding two paragraphs. Section 145 requires that such person be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by such person in connection therewith.

    Section 145 provides that expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in Section 145.

    Article Eighth of the Company's Certificate of Incorporation eliminates the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for breach of fiduciary duty as directors, with certain exceptions. Article Ninth requires indemnification of directors and officers of the Company, and for advancement of litigation expenses, to the fullest extent permitted by Section 145.

    The Underwriting Agreement filed herewith as Exhibit 1.1 provides for indemnification of the directors, certain officers, and controlling persons of the Company by the Underwriters against certain civil liabilities, including liabilities under the Securities Act.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    Alpine subscribed for 6,024,048 shares of Common Stock in July 1996. The issuance of such shares was exempt from registration pursuant to Section 4(2) of the Securities Act.

ITEM 16.  EXHIBITS


 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
     .1*1* Form of Underwriting Agreement
    3.1**  Certificate of Incorporation of the Company
    3.2**  Certificate of Amendment, dated July 12, 1996, to the Certificate of Incorporation of the Company
    3.3**  Certificate of Amendment, dated August 6, 1996 to the Certificate of Incorporation of the Company
    3.4**  By-Laws of the Company
 5*        Opinion of Proskauer Rose Goetz & Mendelsohn LLP re: validity of securities
   10.1*   1996 Employees' Stock Incentive Plan
   10.2*   Employment Agreement between the Company and Steven S. Elbaum
   10.3**  Employment Agreement, dated April 26, 1996, between Superior and Justin F. Deedy, Jr.
   10.4**  Form of Services Agreement between the Company and Alpine
   10.5**  Form of Letter Agreement between the Company and Alpine relating to tax indemnification
   10.6*   Bank Credit Facility
   10.7*   1996 Non-Employee Directors' Stock Option Plan

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ---------------------------------------------------------------------------------------------------
   10.8    Lease Agreement by and between ALP(TX) QRS 11-28, Inc., and Superior, dated as of December 16, 1993
            (incorporated herein by reference to Exhibit 10(i) to the Quarterly Report on Form 10-Q of Alpine
            for the quarter ended January 31, 1994); First Amendment to Lease Agreement, dated as of May 10,
            1995, by and between ALP (TX) QRS 11-28, Inc. and Superior (incorporated herein by reference to
            Exhibit 10(o) to the Annual Report on Form 10-K of Alpine for the year ended April 30, 1995);
            Second Amendment to Lease Agreement, dated as of July 21, 1995, by and between ALP(TX) QRS 11-28,
            Inc. and Superior (incorporated herein by reference to Exhibit 10(x) to the Annual Report on Form
            10-K of Alpine for the year ended April 30, 1995)
   10.9*   Tax Sharing Agreement
   12*     Statement re: computation of ratios
 21**      List of subsidiaries
   23.1*   Consent of Arthur Andersen LLP
   23.2*   Consent of Proskauer Rose Goetz & Mendelsohn LLP (contained in opinion to be filed as Exhibit 5)
   24.1*   Power of Attorney
   27*     Financial Data Schedule


- ------------------------
*   To be filed by amendment

**  Previously filed


ITEM 17.  UNDERTAKINGS

    The Registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial BONA FIDE offering thereof.

    The Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement (filed herewith as Exhibit 1.1) certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, the undersigned registrant certifies that it has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 11th day of September, 1996.


                                          SUPERIOR TELECOM INC.

                                          By:        /s/ STEVEN S. ELBAUM

                                             -----------------------------------
                                                      Steven S. Elbaum
                                              PRESIDENT, CHAIRMAN OF THE BOARD
                                                             AND
                                                   CHIEF EXECUTIVE OFFICER


                                   SIGNATURES



    Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                      SIGNATURE                                       TITLE                         DATE
- ------------------------------------------------------  ---------------------------------  ----------------------

                                                        President, Chairman of the Board,
                      /s/ STEVEN S. ELBAUM               Chief Executive Officer and
     -------------------------------------------         Director (principal executive       September 11, 1996
                   Steven S. Elbaum                      officer)

                      /s/ DAVID S. ALDRIDGE             Chief Financial Officer
     -------------------------------------------         (principal financial and            September 11, 1996
                  David S. Aldridge                      accounting officer)

                        /s/ BRAGI F. SCHUT
     -------------------------------------------        Director                             September 11, 1996
                    Bragi F. Schut